UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DICON FIBEROPTICS, INC.
(Name of Subject Company (issuer))

DICON FIBEROPTICS, INC.
HO-SHANG LEE, PHD
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ho-Shang Lee, PhD

President and Chief Executive Officer

DiCon Fiberoptics, Inc.

1689 Regatta Blvd.

Richmond, CA 94804

(510) 620-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard V. Smith, Esq.

Orrick, Herrington & Sutcliffe, LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

THE FOLLOWING DEFINITIVE PROXY STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THIS DEFINITIVE PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF DICON FIBEROPTICS, INC. OR A SOLICITATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. WHEN DICON FIBEROPTICS, INC. COMMENCES AN ISSUER TENDER OFFER IT WILL FILE WITH THE SEC A TENDER OFFER STATEMENT. THAT STATEMENT, AND OTHER OFFER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF DICON FIBEROPTICS, INC. ARE ADVISED TO CAREFULLY READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE ISSUER TENDER OFFER.

THE TENDER OFFER STATEMENT, AND OTHER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF DICON FIBEROPTICS, INC. AT NO EXPENSE TO THEM. SHAREHOLDERS OF DICON FIBEROPTICS, INC. MAY OBTAIN A FREE COPY OF SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, AND OTHER DOCUMENTS FILED BY DICON FIBEROPTICS, INC.  WITH THE SEC, AT THE SEC'S WEBSITE AT WWW.SEC.GOV. FREE COPIES OF SUCH OFFER DOCUMENTS, WHEN THEY BECOME AVAILABLE, MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO DICON FIBEROPTICS, INC., 1689 REGATTA BLVD., RICHMOND, CA 94804, ATTENTION: SECRETARY.

September 25, 2006

Dear Fellow Shareholder:

The Board of Directors of DiCon Fiberoptics, Inc. (the "Company"), after much deliberation, has decided it is in the Company’s best interest to deregister the Company’s shares of common stock with the Securities and Exchange Commission (the "SEC"). The purpose of the transaction is to eliminate the substantial time and expense required to comply with reporting and related requirements under the Securities Exchange Act of 1934, as amended, including the Sarbanes-Oxley Act of 2002, and to increase our operational flexibility.

Deregistering the shares will allow the Company to cease filing reports with the SEC and will substantially reduce or eliminate other compliance costs, which primarily include legal and auditing fees, as well as internal costs associated with document preparation and review. The Company has estimated that by taking this step, it can realize recurring annual cost savings of up to approximately $125,000, not including time and resources of the management team and Company personnel. Additionally, it would help the Company avoid the additional cost of complying with Section 404 of the Sarbanes-Oxley Act, which currently is expected to become effective for the Company commencing with the fiscal year ending March 31, 2008.

The Board has concluded that the costs associated with remaining registered with the SEC outweigh the benefits, particularly in light of the fact that many of the new compliance measures created by the Sarbanes-Oxley Act are designed for companies much larger than the Company and are unnecessarily burdensome to small companies like ours, and provide modest additional benefit to the Company’s shareholders.

There is no established public trading market for the Company’s common stock. Consequently, the deregistration of the Company’s stock will not affect the liquidity of the Company’s common stock.

To successfully complete the transaction, the Company will need to reduce the number of its shareholders of record below 300. The Company currently has 305 shareholders of record. The Board has proposed a two-step transaction (the "Transaction"): (1) a 5-for-1 reverse stock split (the "Stock Split") to increase the number of shareholders holding less than 100 shares of the Company’s stock ("Odd-lot Shareholders") which would be (2) followed by an issuer tender offer (the "Tender Offer") at a price of $5.00 per post-Stock Split share. Provided a sufficient number of Odd-lot Shareholders tender their shares, the Tender Offer may have the result of reducing our number of record holders below 300. In the Transaction, shareholders will be affected as follows:

•
All shareholders of the Company before the Stock Split will remain shareholders of the Company after the Stock Split. The Stock Split will affect all of DiCon’s shareholders uniformly and will not affect any shareholder’s percentage ownership interest in DiCon, except to the extent that the Stock Split results in any of DiCon’s shareholders owning a fractional share (which will be cashed out by DiCon). All shareholders will have the number of their shares reduced and will retain the same proportionate interest in the Company. Common stock issued pursuant to the Stock Split will remain fully paid and non-assessable.

•	All shareholders will have an opportunity to participate in the Tender Offer; and

•
After the Stock Split, the number of Odd-lot Shareholders will increase from 6 to 78 and the total number of shares held by Odd-lot Shareholders will increase from 371 to 20,708 on a pre-stock split basis (or from 74 to 4,141 shares on a post-stock split basis).

The Board of Directors established the purchase prices of the shares following a valuation of the Company’s common stock by Howard Frazier Barker Elliot, Inc., an independent financial consultant.

The notice of annual meeting of shareholders, proxy statement and proxy card are included with this letter along with copies of the Company’s most recent Form 10-KSB. We encourage you to review the materials carefully. On pages 9-12 of the proxy statement you will find a section entitled "Summary Term Sheet" that summarizes the terms of the proposed Stock Split and "Questions and Answers" that are intended to address some of the questions you may have. After reviewing the proxy statement and other materials, please complete the proxy card and return it in the enclosed envelope at your earliest convenience.

On behalf of the Board of Directors, I would like to express our great appreciation of your loyalty and commitment to DiCon Fiberoptics, Inc. Should you have any questions regarding this matter, please feel free to contact me at (510) 620-5000. We will be happy to address any questions or concerns that you may have on this matter.

Sincerely,

/s/ Ho-Shang Lee
_______________________________
Ho-Shang Lee
President, Chief Executive Officer and Director
DiCon Fiberoptics, Inc.

September 25, 2006
NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS OF
DICON FIBEROPTICS, INC.

To the Shareholders of DiCon Fiberoptics, Inc. ("DiCon"):

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of DiCon will be held at the DiCon executive offices, 1689 Regatta Blvd., Richmond, CA 94804, on Sunday, October 15, 2006, commencing at 10:00 a.m. local time, for the following purposes:

1.	To elect the directors of DiCon. The nominees presented by the Board of Directors for election are Ho-Shang Lee, Gilles M. Corcos, C.L. Lin, Andrew F. Mathieson, and Dunson Cheng.

2.	To ratify the appointment of Burr, Pilger & Mayer LLP as the Independent Registered Public Accounting Firm of DiCon Fiberoptics, Inc. for the fiscal year ending March 31, 2007.

3.	To approve an amendment to the Company’s Articles of Incorporation to effect a 5-for-1 reverse stock split.

4.	To transact such other business as may properly come before the meeting.

/s/ Anthony T. Miller
_______________________________
Anthony T. Miller
General Counsel and Secretary

Enclosures

TO ASSURE THAT A QUORUM IS PRESENT AT THE ANNUAL MEETING, PLEASE DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING. A SELF-ADDRESSED, POSTAGE-PAID RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE STOCK SPLIT, PASSED UPON THE MERITS OR FAIRNESS OF THE STOCK SPLIT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                                                                                                                                                                              Page

PROXY STATEMENT   ...1

SUMMARY TERM SHEET; QUESTIONS AND ANSWERS   ........................................................................................................................................................................................2

IMPORTANT NOTICES   ...7

PROPOSAL NO. 1ELECTION OF DIRECTORS   ...8

Nominees   ...8

Information Concerning the Board of Directors   ...............................................................................................................................................................................................9

Meetings of the Board of Directors   ... 9

Shareholder Communications with the Board of Directors   .............................................................................................................................................................................9

Compensation of Directors   ...10

REQUIRED VOTE   ...10

RECOMMENDATION OF THE BOARD   ...10

PROPOSAL NO. 2APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   ..............................................................................................................10

Audit Fees   ...11

Audit-Related Fees  ...11

All Other Fees   ...11

Policy on Board Approval of Accountant Services   ......................................................................................................................................................................................11

REQUIRED VOTE   ...11

SPECIAL FACTORS   ...12

Background of the Transaction   ...12

Structure and Effects of the Transaction   ...17

Alternatives to the Transaction   ...22

FINANCING, SOURCE OF FUNDS AND EXPENSES   ..................................................................................................................................................................................................22

FAIRNESS OF THE TRANSACTION   ...23

Fairness Opinions of Financial Advisor   ...30

Valuation Analysis   ...32

i

(continued)
                                                                                                                                                                                  Page

Disadvantages of the Stock Split   ...36

Conclusion   ...37

Escheat Laws   ...39

Termination of Stock Split   ...39

Price Range Of Shares; Dividends   ...39

Recent Stock Repurchases   ...40

Financial Information   ...41

INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES   ..................................................................................42

REGULATORY APPROVALS   ...43

REQUIRED VOTE   ...43

RECOMMENDATION OF THE BOARD   ...43

EXECUTIVE COMPENSATION   ...44

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,

Changes in Control   ...48

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS   ..........................................................................................................................................................................49

Compliance with Section 16(a) of the Exchange Act   ..................................................................................................................................................................................49

OTHER BUSINESS   ...49

SHAREHOLDER PROPOSALS - 2007 ANNUAL MEETING   ....................................................................................................................................................................................50

ii

(continued)
                                                                                                                                                     Page

PROXY   ...51

APPENDIX A - PROPOSED FORM OF CERTIFICATE OF AMENDMENT TO
ARTICLES OF INCORPORATION OF DICON FIBEROPTICS, INC.

iii

PROXY STATEMENT

DiCon Fiberoptics, Inc. ("DiCon," the "Company", "we" or "us") is providing this Proxy Statement in connection with the solicitation by the Board of Directors of DiCon of proxies to be voted at DiCon’s annual shareholders meeting (the "Annual Meeting") to be held on Sunday, October 15, 2006, at 10:00 a.m., local time, in the auditorium of our executive offices, 1689 Regatta Blvd., Richmond, CA 94804.

We are asking shareholders to complete and return to us before the meeting the enclosed proxy.

We are asking shareholders to vote for the election of directors. Biographical information about the directors is set forth in the Section titled "Nominees" in Proposal No. 1.

We are asking shareholders to ratify the appointment of Burr, Pilger & Mayer LLP as the Independent Registered Public Accounting Firm for DiCon for the fiscal year ending March 31, 2007.

We are asking the shareholders to approve a proposal to amend (the "Amendment") the Articles of Incorporation, as amended, of the Company to effect a 5-for-1 reverse stock split (the "Stock Split") of the shares of common stock of the Company, no par value (the "common stock"). The Stock Split is part of a two-step transaction (the "Transaction") intended to reduce the number of shareholders of record below 300 and subsequently suspend the Company's obligation to file reports, statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). The two steps consist of (1) a 5-for-1 reverse stock split to increase the number of shareholders holding less than 100 shares of the common stock ("Odd-lot Shareholders") followed by (2) an issuer tender offer (the "Tender Offer").

DiCon will not issue any fractional shares of common stock in connection with the Stock Split. In lieu of issuing any fractional shares resulting from the Stock Split, the Company will pay in cash an amount equal to $5.00 multiplied by each fractional share resulting from the Stock Split (determined after aggregating all of the common stock held by each holder).

DiCon shareholders should not return stock certificates with the enclosed proxy.

The solicitation of proxies in connection with the Stock Split proposal does not constitute a tender offer or an offer to purchase the shares of any shareholder. Any such offer will be made pursuant to separate tender offer materials complying with the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-4 thereunder.

Lastly, we are asking the shareholders to indicate whether or not they authorize the proxy holder to vote on other business that may come before the meeting. At the present time, we know of no other business to be presented at the Annual Meeting.

The Proxy Statement and form of proxy are first being sent or delivered to shareholders on September 25, 2006, to shareholders of record on September 12,, 2006 (the "record date"). There were 111,907,283 shares of DiCon common stock outstanding as of the close of business on September 12, 2006. The presence, in person or by proxy, of shareholders representing a majority of such outstanding shares constitutes a quorum for the transaction of business at the Annual Meeting.

A shareholder is entitled to one vote for each share held. In the election for directors, if one or more shareholders has given notice at the Annual Meeting prior to the voting of the shareholder’s intent to cumulate votes, then every shareholder entitled to vote may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares which the shareholder is entitled to vote, or distribute the votes on the same principle among as many candidates as the shareholder chooses. The candidates receiving the highest number of votes up to the number of directors to be elected shall be elected. For the proposal to ratify the appointment of Burr, Pilger & Mayer LLP as the Independent Registered Public Accounting Firm for DiCon for the fiscal year ending March 31, 2007, the affirmative vote of a majority of the shares represented and voting with respect to such matter is required. For the proposal to approve the Stock Split, the affirmative vote of a majority of the shares outstanding as of the record date is required.

1

If not revoked and if no instructions are indicated on the proxy card with respect to one or more items, the proxy will be voted (1) "FOR" the election of directors in the manner described in the Proxy Statement, (2) "FOR" the ratification of the appointment of Burr, Pilger & Mayer LLP as Independent Registered Public Accounting Firm of DiCon for the fiscal year ending March 31, 2007, and (3) "FOR" the Amendment of the Articles of the Company to effect the Stock Split, and in the discretion of the proxies as to other matters that may properly come before the Annual Meeting.

Abstentions on any matter will be treated as present and entitled to vote for purposes of determining the presence or absence of a quorum, and as voting on the proposal in determining the total number of votes cast with respect to a proposal submitted to shareholders for a vote. Since none of the shares are held in street name, there will be no "Broker Non-Votes." On any matter which requires the affirmative vote of a majority of the outstanding shares, abstentions have the same effect as a negative vote. Accordingly, abstentions can have the effect of preventing approval of the Amendment of the Articles of Incorporation of the Company to effect the Stock Split. While there is no definitive specific statutory or case law authority in California concerning the proper treatment of abstentions, we believe that the tabulation procedures to be followed as discussed above are consistent with the general statutory requirements in California concerning determination of a quorum and voting of shares.

You may revoke your proxy prior to the vote pursuant thereto by a written notice delivered to DiCon stating that the proxy is revoked, by submitting a later dated proxy or by voting in person at the Annual Meeting.

Whether or not you plan to attend the Annual Meeting in person, please complete and return the enclosed proxy as promptly as possible in the enclosed postage prepaid envelope.

We urge you to read this Proxy Statement carefully and in its entirety, including the attached appendices.

SUMMARY TERM SHEET; QUESTIONS AND ANSWERS

This Summary Term Sheet highlights selected information about the proposed Stock Split included elsewhere in this Proxy Statement. This summary is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Proxy Statement. We encourage you to read the entire Proxy Statement before you vote at the Annual Meeting.

2

•
To successfully complete the Transaction, the Company will need to reduce the number of its shareholders of record below 300. The Company currently has 305 shareholders of record. The Board has proposed a two-step Transaction: (1) the Stock Split to increase the number of shareholders of record holding less than 100 shares of the common stock which would be (2) followed by an issuer tender offer. See "Special Factors- Structure and Effects of the Transaction."

•
The purpose of the Transaction is to reduce the number of the Company’s shareholders of record so that we may deregister our common stock under the Exchange Act to suspend our SEC reporting obligations. The Board’s primary reason for engaging in the Transaction is to reduce the cost to the Company of filing reports, statements and other information with the SEC and otherwise comply with the reporting and related requirements of the Exchange Act. If we so deregister, we will not be subject to certain extra burdens imposed on public companies by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We will no longer file periodic reports with the SEC, including annual and quarterly reports on Form 10-KSB and Form 10-QSB, nor will we be subject to the SEC’s proxy rules. We also will no longer have to furnish to our shareholders financial statements audited by an independent registered public accounting firm. Other reasons for, and anticipated consequences of, the Stock Split are discussed in this Proxy Statement. See "Special Factors-Background of the Transaction."

•
The Stock Split is subject to shareholder approval at the Annual Meeting. However, the Tender Offer is not subject to shareholder approval. If the Stock Split is approved, the Stock Split will be effected simultaneously for all outstanding shares of DiCon Common stock. A 5-for-1 reverse stock split of the shares will occur on the date (the "Effective Date") that the California Secretary of State accepts for filing the certificate of amendment to our Articles reflecting the Amendment (the "Certificate of Amendment"). The Stock Split will affect all of DiCon’s shareholders uniformly and will not materially change any shareholder’s percentage ownership interest in DiCon, except to the extent that the Stock Split results in any of DiCon’s shareholders owning a fractional share. Fractions of shares resulting from the Stock Split will be immediately cancelled and exchanged for cash in the amount of $5.00 multiplied by the fraction (the "Fractional Share Price"). The Stock Split will have no material effect on the relative voting power of the shareholders. Common stock issued pursuant to the Stock Split will remain fully paid and non-assessable. See "Special Factors- Structure and Effects of the Transaction."

•
All stock certificates representing issued and outstanding shares of common stock immediately prior to the Stock Split will be cancelled. After the Certificate of Amendment has been filed with the California Secretary of State, the Company will send shareholders transmittal materials that will inform shareholders how to collect cash to be paid for fractional shares and receive copies of new stock certificates. See "Additional Information Regarding The Transaction - Structure and Effects of the Transaction."

•
Termination of our obligations to file reports, statements and other information with the SEC will not have an effect on the liquidity of the Company’s common stock since our stock is not publicly traded. See "Special Factors-Background of the Transaction."

•	For a discussion of the material federal income tax consequences of the Stock Split, see "Material Federal Income Tax Consequences."

3

•
Howard Frazier Barker Elliott, Inc. (“HFBE”), an independent financial advisor to the Special Committee of the Board of Directors, has delivered its Opinion Update dated July 6, 2006 to the Special Committee. The Opinion Update states that, as of its date, the Fractional Share Price to be paid to our shareholders in the Stock Split and the Tender Offer Price to be paid to our shareholders in the Tender Offer were fair, from a financial point of view, to the shareholders, including the unaffiliated shareholders. This Opinion Update was one of the factors considered by the Special Committee and the Board in determining the price to be paid in the Transaction. A copy of this Opinion Update is attached as Appendix E to this Proxy Statement. The opinion is based upon and subject to the various assumptions and limitations described in the opinion. Please read the opinion in its entirety. See "Fairness of the Transaction- Fairness Opinions of Financial Advisor."

•
The Stock Split will not be effective unless and until DiCon’s shareholders approve the proposed Amendment. We anticipate that the Certificate of Amendment will be filed with the Secretary of State, and the Stock Split will take place, shortly after the Annual Meeting. See "Special Factors-Summary Term Sheet" and "Special Factors-Structure and Effects of the Transaction."

•
No dissenters’ rights for the fractional shares are available to shareholders who vote against the Stock Split under California law or under the Company’s Articles of Incorporation or Bylaws. See "Additional Information Regarding The Transaction-Unavailability of Dissenters’ Rights."

•
We estimate that approximately $533 will be required for the Company to pay for the fractional shares cashed out as a result of the Stock Split and the Tender Offer for up to 30,900 post-Stock Split shares of common stock (or 154,500 shares on a pre-Stock Split basis) at a purchase price of $5.00 per share would require payment by the Company of approximately $154,500. In addition, we estimate that we will incur approximately $160,000 in transaction expenses related to the Transaction. We intend to pay for the shares to be cashed out and the expenses of the Transaction from the working capital of the Company. At March 31, 2006, DiCon (including its subsidiary) had approximately $21.2 million in cash and cash equivalents and marketable securities. See " Financing, Source Of Funds And Expenses."

•
The Board established a Special Committee for this Transaction. The Board considered the Company’s prior associations with each member of the Special Committee and concluded that such prior associations did not compromise each member’s independence. See "Special Factors - Background of the Transaction."

•
DiCon’s Special Committee chose not to adopt any of the protective structures typical of transactions of this kind, such as a Special Committee with separate representatives, conditioning the Stock Split on the approval by a majority of the unaffiliated shareholders, conditioning the Tender Offer on tenders by a majority of the unaffiliated shareholders, and the like. See "Special Factors-Background of the Transaction" and "Fairness of the Transaction."

•
The Special Committee and the Board of Directors each believes that the Stock Split is in the best interests of the Company and its shareholders and has unanimously approved the Stock Split. The Board recommends that shareholders vote "FOR" approval of the Amendment to effect the Stock Split. See "Special Factors-Background of the Transaction."

•
The Special Committee and the Board of Directors have each determined that the Stock Split, including the Fractional Share Price to be paid in connection with the Stock Split, is fair to the Company’s shareholders, including its unaffiliated shareholders. See "Special Factors- Background of the Transaction" and "Fairness of the Transaction."

4

•
The Board may, in its discretion, withdraw the Stock Split from the agenda of the Annual Meeting prior to any shareholder vote if it believes that such withdrawal is in the Company’s best interests. Although the Board presently believes that the Transaction, including the Stock Split, is in the Company’s best interests and has recommended a vote for the Stock Split, circumstances could change prior to the Effective Date that may render the Transaction inadvisable. Among other things, the Board may withdraw the Stock Split from the agenda if there is: (1) any change in the nature of the Company’s shareholdings that would prevent us from reducing the number of record holders below 300 as a result of the Transaction; (2) any change in the number of our record holders that would allow the Company to deregister its shares without effecting the Transaction; (3) any change in the number of the shares to be exchanged for cash in the Transaction that would substantially increase the cost and expense of the Transaction (as compared to what is currently anticipated); or (4) any adverse change in the condition of the Company that would render the Transaction inadvisable. See "Additional Information Regarding The Transaction - Termination of Stock Split."

The following questions and answers are intended to briefly address commonly asked questions regarding the Annual Meeting and the Stock Split. These questions and answers may not address all questions that may be important to you as a shareholder. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement, and the information and documents referred to or incorporated by reference in this Proxy Statement.

When and where is the Annual Meeting?

The Annual Meeting will be held at the DiCon executive offices, 1689 Regatta Blvd., Richmond, California 94804, on Sunday, October 15, 2006, at 10:00 a.m., local time.

How many votes do I have?

You will have one vote for each share that you own on the record date, which is September 12, 2006.

How many votes can be cast by all shareholders?

As of the record date, 111,907,283 shares were issued and outstanding and held of record by 305 shareholders.

Can I change my vote?

Yes, you may revoke your proxy by either (i) submitting a new proxy with a later date or a written revocation so long as the new proxy or written revocation is received by the Company before the proxy is exercised or (ii) by attending the Annual Meeting and voting in person or giving notice of revocation in open meeting before the proxy is exercised.

What happens if the meeting is postponed or adjourned?

Your proxy will be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

5

Why should I vote to approve the Stock Split set forth in Proposal No. 3?

The Board believes that the Stock Split is in the best interests of all of the Company’s shareholders. The Stock Split will increase the number of Odd-lot Shareholders, which will allow us to conduct a Tender Offer seeking to reduce the number of record holders of our shares below 300 persons. If that reduction is achieved, we will be able to deregister our shares under the Exchange Act and suspend our SEC reporting obligations. We also will no longer have to furnish our shareholders financial statements audited by an independent registered public accounting firm. The Board believes that the monetary expense and the burden on management incident to continued compliance with the Exchange Act outweigh any material benefits derived from continued registration of the shares.

As you are aware, in April 2006 the Company commenced an issuer tender offer for 154,500 shares at the price of $1.00 per share for the purpose of reducing the number of shareholders below 300 (the "April Tender Offer"). The Company withdrew the April Tender Offer because the limited number of Odd-Lot Shareholders at the time, coupled with the pro ration purchase requirement triggered by the oversubscription, meant that to continue with the April Tender Offer would not achieve the Company’s stated purpose of reducing the Company’s holders of record below 300. As stated in the announcement to withdraw the April Tender Offer, the Board of Directors has remained committed to reducing the number of holders of record below 300 so that the Company may deregister under the Exchange Act and suspend its SEC reporting obligations.

How will the Transaction affect the day-to-day operations?

The Transaction will have limited effect on the Company’s business and operations. After the Transaction is completed, the officers and directors of the Company will continue to hold the positions they currently hold. However, provided that the number of shareholders of record is reduced below 300 and the Company deregisters its common stock under the Exchange Act, after the Transaction the Company will no longer be an SEC reporting Company and it may be detrimental DiCon shareholders in that as a result of deregistration, public information regarding DiCon will be reduced substantially following deregistration. Additionally the remaining shareholders would not be subject to the protections of the Sarbanes-Oxley Act.

How were the Fractional Share Price and Tender Offer Price determined?

The Board retained HFBE, an independent financial advisor experienced in the financial analysis and valuation of companies, to assist the Board in determining the Fractional Share Price and the Tender Offer Price. On April 19, 2006, HFBE delivered a valuation report (the "April Valuation Report") to the Special Committee of the Board of Directors, which had been established for the purpose of evaluating the various methods of reducing the number of holders of record below 300, approving the Transaction and determining the fairness of the Transaction (the "Special Committee"), valuing the shares at $0.70-0.95 per share and issued a fairness opinion (the "April Fairness Opinion") to the Special Committee that the $1.00 tender offer price for the April Tender Offer was fair, from a financial point of view, to the unaffiliated shareholders. On July 6, 2006, HFBE delivered an updated valuation report (the "Valuation Update," together with the April Valuation Report, the "Valuation Reports") to the Special Committee valuing the Company's shares at $0.63 to $0.86 per pre-Stock Split share (or $3.17 to $4.32 per post-Stock Split share) and issued a fairness opinion update (the "Opinion Update," together with the April Fairness Opinion, the "Fairness Opinions") to the Special Committee that the Fractional Share Price of $5.00 per post-Stock Split share and the Tender Offer Price of $5.00 per post-Stock Split share were fair, from a financial point of view, to the unaffiliated shareholders. The Special Committee considered the independent valuation and other factors and determined that the Fractional Share Price of $5.00 for each post-Stock Split share and Tender Offer Price of $5.00 for each post-Stock Split share are fair. On July 17, 2006, the Special Committee reported its determination to the Board and the Board ratified this determination that the Fractional Share Price of $5.00 for each post-Stock Split share and Tender Offer Price of $5.00 for each post-Stock Split share are fair. See "Fairness of the Transaction." A copy of the April Fairness Opinion and the Opinion Update is attached for your review as Appendices D and E, respectively, to this Proxy Statement.

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May I obtain a copy of Howard Frazier Barker Elliott, Inc.’s valuation report?

In connection with the Fairness Opinions, HFBE has prepared and delivered to the Company the Valuation Reports that detail the valuation principles and methodologies used to determine the fairness of the proposed transaction. A copy of the April Valuation Report and the Valuation Update are attached as Appendices B and C, respectively, to this Proxy Statement.

When will the Stock Split be completed?

We plan to complete the Stock Split as soon as practicable after we obtain the necessary shareholder approval in October of 2006.

When will the Transaction be completed?

We plan to commence the Tender Offer immediately after the Stock Split in October of 2006 and conclude the Tender Offer in November of 2006.

Will I receive any declared dividends for shares that are cashed out or tendered?

So long as the shareholder held the shares on the record date for the declared dividend, he or she will be entitled to receive declared dividends on his or her shares, even if the declared dividend is not paid until after the Stock Split has been completed or after the shares have been sold into the Tender Offer.

What do I need to do now?

Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the Annual Meeting. If you sign and return your proxy but do not include instructions on how to vote, your shares will be voted "FOR" the proposal to amend the Company’s Articles to effect the Stock Split.

IMPORTANT NOTICES

We have not authorized any person to give any information or to make any representations other than the information and statements included in this Proxy Statement. You should not rely on any other information. The information contained in this Proxy Statement is correct only as of the date of this Proxy Statement, regardless of the date it is delivered or when shares are converted.

You should not construe the contents of this Proxy Statement or any communication from the Company, whether written or oral, as legal, tax, accounting or other expert advice. You should consult with your own counsel, accountant or other professional advisor, as appropriate.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board has nominated the five persons named below to serve as directors to hold office until the next annual meeting of shareholders, until their respective successors have been elected and qualified or until such directors’ earlier resignation or removal. The five nominees receiving the highest number of votes of the shares present in person or represented by proxy at the Annual Meeting and voting on the election of directors will be elected. All of the nominees have served as directors of the Company since the last annual meeting of shareholders. If any nominee for any reason is unable to serve, or for good cause, will not serve as a director, the proxies may be voted for such substitute nominee as the proxy holder may determine. The Company is not aware of any nominee who will be unable to or, for good cause, will not serve as a director.

Nominees

DiCon’s directors and executive officers as of June 30, 2006, are as follows:

Name	Age	Position
Ho-Shang Lee, Ph.D.	47	President, Chief Executive Officer and Director
Gilles M. Corcos, Ph.D.	79	Chairman of the Board and Director
Chun-Lung Lin	47	President of Global Fiberoptics Inc. and Director
Andrew F. Mathieson	49	Director
Dunson Cheng, Ph.D.	61	Director

Ho-Shang Lee, Ph.D., President, Chief Executive Officer and Director. Dr. Ho-Shang Lee has served as DiCon’s President, Chief Executive Officer and a member of the Board of Directors since the inception of DiCon in June 1986. Dr. Lee earned his B.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and his M.S. and Ph.D. in Mechanical Engineering from the University of California, Berkeley in 1984 and in 1986, respectively.

Gilles M. Corcos, Ph.D., Chairman of the Board and Director. Dr. Gilles M. Corcos has served as Chairman of the Board and Director since 1986. Dr. Corcos has also served as Chief Financial Officer. From 1958 to 1990, Dr. Corcos was a professor in the University of California, Berkeley’s Mechanical Engineering Department. Dr. Corcos holds a Ph.D. from the University of Michigan and a Doctorat d’Etat (Physics) from the University of Grenoble, France. Dr. Corcos also serves as a director of Agua Para La Vida, a non-government organization incorporated in the State of California.

Chun-Lung Lin, President of Global Fiberoptics Inc. ("Global") and Director. Chun-Lung Lin is the President of Global, DiCon’s subsidiary in Taiwan. Before joining Global in January 2000, Mr. Lin owned and managed Guo Bao Construction Co. Ltd. in Taiwan for ten years. Mr. Lin joined DiCon’s Board of Directors in June 2000. Mr. Lin earned a B.S. and an M.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and 1981, respectively. He is the brother-in-law of Dr. Ho-Shang Lee.

Andrew F. Mathieson, Director. Andrew F. Mathieson has served as a member of the Board of Directors since June 2000. Mr. Mathieson is the President of Fairview Capital Investment Management LLC ("Fairview"), a registered investment advisor located in Greenbrae, California. Fairview, which was founded by Mr. Mathieson in 1995, manages separate portfolios and is the General Partner of a private investment partnership. Mr. Mathieson earned a B.A. from Yale University in 1978, and an M.B.A. from Stanford University in 1984.

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Dunson Cheng, Ph.D., Director. Dr. Dunson Cheng joined the Board of Directors in February 2002. Dr. Cheng is Chairman of the Board, Director, and President and Chief Executive Officer of Cathay Bank and Cathay General Bancorp. Dr. Cheng earned his B.S. in Applied Math and Physics from the University of Wisconsin at Madison, Wisconsin and his Ph.D. in Physics from the State University of New York at Stony Brook, and did post-doctorate research at the University of Oregon. Dr. Cheng worked for Xerox before joining Cathay Bank. Dr. Cheng was appointed President of Cathay Bank in 1985, President of Cathay Bancorp (predecessor of Cathay General Bancorp) in 1990 and Chairman of both institutions in 1994.

Information Concerning the Board of Directors

The Board of Directors has five directors.

The Board of Directors does not have standing audit, nominating or compensation committees or committees performing similar functions.

The Board of Directors believes it is appropriate for DiCon not to have a nominating committee or committee performing similar functions because members of the Board either beneficially own or represent shareholders who beneficially own approximately 90% of the outstanding shares of DiCon. These shareholders determine who shall be nominated for and elected to membership on the Board.

The entire Board of Directors participates in the identification and consideration of director nominees. The Board of Directors does not have a charter concerning the director nomination process. Andrew F. Mathieson and Dunson Cheng are the only members of the Board of Directors who qualify as independent under the NASD standard for NASDAQ traded issuers, which is the independence standard the Company has adopted for its Board.

The Board of Directors will consider director candidates recommended by shareholders. Shareholders may submit recommendations for candidates at the annual meeting of shareholders in accordance with DiCon’s bylaws and California law. The Board has not established any specific qualifications for nominees.

Meetings of the Board of Directors

The Board of Directors held three meetings during the fiscal year ended March 31, 2006.

Shareholder Communications with the Board of Directors

Shareholders may communicate with the Board of Directors by calling or emailing Dr. Ho-Shang Lee at 510-620-5000 or hslee@diconfiber.com, respectively, or by contacting individual members of the Board.

DiCon encourages members of the Board to attend the annual shareholder meetings. Two members of the Board attended the 2005 annual meeting.

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Compensation of Directors

Dr. Gilles M. Corcos received compensation of $55,200 during the fiscal year ended March 31, 2006. None of the other Directors received compensation from the Company other than the stock options described below.

All Directors are reimbursed for out-of-pocket expenses incurred in connection with attending Board meetings.

Non-employee Directors receive stock options under the Employee Stock Option Plan as follows:

•
Upon first joining the Board, each Director is granted 20,000 stock options. These options vest in twelve equal quarterly installments, commencing on the last day of the calendar quarter in which the option was granted.

•
Immediately after each annual shareholders meeting, each Director elected to the Board is granted 10,000 stock options. These options vest in four equal quarterly installments, commencing on the last day of the calendar quarter in which the option was granted.

•	The exercise price for the options is the fair market value of the shares on the date of the grant.

•	The term of the options is ten years from the date of the grant.

In January 2004, Dunson Cheng voluntarily surrendered past and future stock option awards under the Employee Stock Option Plan.

REQUIRED VOTE

If a quorum is present, the five nominees receiving the highest number of affirmative votes of shares present and voting at the Annual Meeting in person or by proxy and voting on the election of directors shall be elected as directors.

RECOMMENDATION OF THE BOARD

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH

OF THE NOMINATED DIRECTORS.

PROPOSAL NO. 2

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors is recommending that shareholders ratify the appointment of Burr, Pilger & Mayer LLP ("BPM") as the Independent Registered Public Accounting Firm of DiCon for the fiscal year ending March 31, 2007.

The audit report of BPM on the consolidated financial statements of DiCon and subsidiaries as of and for the year ended March 31, 2006 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

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Representatives from BPM are not expected to be present at the Annual Meeting.

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by BPM for the audit of DiCon’s annual financial statements and review of financial statements included in DiCon’s Form 10-QSB quarterly reports and services normally provided by the accountant in connection with statutory and regulatory filings or engagements were $120,000 for the fiscal year ended March 31, 2006 and $124,000 for the fiscal year ended March 31, 2005.

Audit-Related Fees

There were no other fees for audit related services by BPM for the fiscal year ended March 31, 2006 or for the fiscal year ended March 31, 2005.

All Other Fees

There were no other fees billed in either of the fiscal years ended March 31, 2006 and 2005 for products and services provided by BPM, other than reported above.

Policy on Board Approval of Accountant Services

The Board of Directors does not have an audit committee.

It is policy of the Board of Directors that before an accountant is engaged by DiCon to render audit or non-audit services, the engagement will be approved by the Board of Directors.

REQUIRED VOTE

The ratification of the appointment of Burr, Pilger & Mayer LLP as the Company’s independent registered public accounting firm requires the affirmative vote of the holders of a majority of the shares present and voting at the Annual Meeting in person or by proxy and constituting a majority of the required quorum.

RECOMMENDATION OF THE BOARD

THE BOARD RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF BURR, PILGER & MAYER LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR FISCAL YEAR ENDED MARCH 31, 2007.

PROPOSAL NO. 3

AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT A 5-FOR-1 REVERSE STOCK SPLIT

For the reasons set forth below, the Board of Directors believes that the best interests of the Company and its shareholders will be served by amending (the "Amendment") the Company’s Articles of Incorporation, as amended (the "Articles"), to effect a 5-for-1 reverse stock split (the "Stock Split") in furtherance of the Company's plan to reduce the number of holders of record of shares below 300 and, subsequently, suspend the Company's obligation to file reports, statements and other information with the SEC. A copy of the proposal Amendment is attached hereto as Appendix A.

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CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

When used in this Proxy Statement, the words or phrases "believe," "anticipate," "expect," "intend," "estimate," "project," "targeted," "will likely result," "are expected to," "will continue" or similar expressions are intended to identify "forward-looking statements." Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from results presently anticipated or projected. The Company cautions you not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company advises readers that the Company’s actual results may differ materially from any opinions or statements expressed with respect to future periods contained in this Proxy Statement or in our other filings with the SEC. To the extent that there is any material change in the information contained in this Proxy Statement, the Company will promptly disclose the change as required by applicable SEC rules and regulations.

SPECIAL FACTORS

Background of the Transaction

DiCon Fiberoptics, Inc. was incorporated in California in 1986. The Company designs and manufactures passive components, modules, Micro Electro-Mechanical Systems ("MEMS") products, and test instruments for the fiberoptic communications industry. The Company conducts research, development, manufacturing, and marketing at its headquarters in Richmond, California 94804. The Company, through Global Fiberoptics Inc. ("Global"), its wholly owned Taiwanese subsidiary formed in 1999, also operates a manufacturing and sales facility in Kaohsiung, Taiwan. While the Company registered its shares of common stock under Section 12(g) of the Exchange Act in 2002, the common stock is not listed and there is no established public trading market for the common stock.

The purpose of this Transaction is to reduce the number of holders of record of the common stock. As of the record date for the Annual Meeting, there were 305 holders of record of the common stock. If, after completion of this Transaction, we have fewer than 300 shareholders of record, as calculated under the rules and regulations of the Commission under the Exchange Act, the Board of Directors intends to deregister the common stock with the Commission. One result of our exiting the SEC reporting system would be that we would no longer have to file periodic reports with the Commission, as required under the Exchange Act, including, among other reports, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB, and we would no longer have to furnish to our shareholders financial statements audited by an independent registered public accounting firm. In addition, we would not be subject to the SEC’s proxy rules. The Board of Directors estimates that this could result in a significant cost savings to DiCon and allow management to spend more time focused on its regular business activities. DiCon made the decision to proceed with the Transaction at this time in light of the costs associated with complying with the Exchange Act, including Section 404 of the Sarbanes-Oxley Act. To comply with Section 404, we would need to retain the services of additional auditors and consultants and we would experience an increase in expenses from our current outside auditor. These costs would continue to increase throughout next year as we prepare for Section 404 compliance. Under current SEC rules, the Section 404 compliance requirement will become effective for non-accelerated filers like DiCon beginning with the first fiscal year ending after July 15, 2007, which is the fiscal year ending March 31, 2008 for DiCon. After Section 404 requirements become effective for the Company, in addition to its annual audit cost, it would incur additional costs of at least $170,000 for Section 404 related audits for the first year and a lesser, but still substantial amount, each year thereafter. Please see "Special Factors-Structure and Effects of the Transaction" below for a breakdown of the costs the Company incurred in 2006 associated with being a reporting company.

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If this Transaction does not result in DiCon qualifying to deregister with the Commission, the Board of Directors will likely consider other alternatives to achieve that result. Specifically, after the Transaction is completed, the Board of Directors currently anticipates that consistent with its prior practice it will continue to repurchase shares from employees departing through natural attrition under the Company’s standard Buy-Sell Agreement with its employee shareholders. While the Company cannot anticipate the timing of its employee departures through attrition, since the Company currently has 305 shareholders of record, it expects that the Tender Offer will reduce the number of shareholders of record to below 305 and that over the course of the next several months, the Company may be able to repurchase shares from enough departing employees to reduce the number of its holders of record below 300 and be qualified to file a Form 15 for deregistration.

Since the Company registered its shares of common stock under Section 12(g) of the Exchange Act in 2002, DiCon has been subject to the reporting and proxy requirements under the rules of the Commission.

In response to the industry-wide down turn since 2001, the Company down-sized from approximately 1,195 employees in April 2001 to approximately 273 employees as of June 30, 2006. During this period, the Company repurchased shares from its departing employees pursuant to the terms of the Buy-Sell Agreement between the Company and each of the employees. In late 2002 and early 2003, the Company sought no-action relief from the SEC in order to deregister its shares, but this relief was denied and the request was withdrawn. At Dr. Ho-Shang Lee’s suggestion, and with the concurrence of the other Board members, in mid-2003 the Company explored the possibility of soliciting the repurchase of its common stock from certain employees for the purpose of reducing the Company’s holders of record below 300, but the effort was dropped after discussions with the SEC staff.

In June 2005, in connection with the Board’s review of the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005, a member of the Board noted the expenses related to the annual report and inquired about the status of deregistration and additional Board members echoed support for deregistration. Dr. Lee and the other Board members exchanged several electronic mail messages discussing the costs of being a reporting company, the future costs increases due to Section 404 of the Sarbanes-Oxley Act and deregistration, and Dr. Lee proposed preparing a plan to achieve deregistration. Several Board members requested that Dr. Lee prepare such a plan. In response to the Board’s inquiry and subsequent electronic mail messages exchanged by Dr. Lee with the directors, Dr. Lee met with representatives from Orrick, Herrington & Sutcliffe LLP (the "special counsel") to discuss deregistration in January of 2006 and requested counsel to prepare a presentation to the Board on considerations related to a transaction to deregister the Company’s common stock.

Present at the February 14, 2006 meeting by conference call were representatives of special counsel and a majority of the Board of Directors. Dr. Lee explained how the costs associated with being an SEC reporting company could be reduced following deregistration of the common stock. Special counsel presented for the Board’s review considerations related to deregistering the Company’s shares from the SEC and compared and contrasted four possible methods to reduce the number of record shareholders below 300, which is required to deregister the common stock: an issuer tender offer, an odd-lot tender offer, a reverse stock split, and a stock repurchase program. Prior to the meeting, management was informed of the legal mechanics and implications of the four methods by counsel.

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The Board observed the following with respect to of each of the methods discussed for reducing the number of shareholders of record below 300:

o	An issuer tender offer could be costly and may not reduce the number of shareholders due to proration requirements;

o	the Company did not have a sufficient number of Odd-Lot Shareholders to allow an odd-lot tender offer to reduce the number of shareholders of record below 300;

o	a reverse stock split that cashes out resulting fractional shareholders would not be voluntary and could be subject to regulatory approval, which may not be readily obtained; and

o	a repurchase program to buy back shares held by departing employees under the Company's Buy-Sell Agreements with its shareholders may be a lengthy and uncertain process.

The Board reviewed a reverse stock split structured to cash out all, rather than a portion, of certain shareholders' shares, such as one at the ratio of 500-for-1 designed to cash-out holders of less than 500 shares of the Company's stock, but determined against it due to the uncertainties related to the requirements under the California Corporate Securities Law that a permit be obtained from the California Department of Corporations to effectuate such a split. The Board then explored a two-step transaction involving a modest reverse stock split designed to increase the number of Odd-Lot Shareholders followed by an odd-lot tender offer and ultimately determined to make the tender offer available to all shareholders and not just the Odd-lot Shareholders. The Board did not consider a sale of the company to a third party buyer at any point in its consideration because the Board intends to continue to operate the Company and the purpose of the transaction is for the Company to exit the SEC reporting system and not to sell the Company. The Board relied on a third-party valuation provider’s report and fairness opinion to conclude that the transaction was fair absent an outside "market check."

At the February 14, 2006 meeting, the Board discussed the advantages and disadvantages of deregistering and possible methods to reduce the number of record shareholders below 300. They also discussed the impairment of a liquid market for a company's stock due to the deregistration of such stock as a common concern of boards of companies considering deregistration. The Board observed that since the Company’s shares were never listed and no trading market for the Company’s shares exists, such concern is not applicable to the Company. Lastly, the Board also discussed a fair process for conducting a transaction for deregistration and the role of a Special Committee as part of the process.

A subsequent special meeting of the Board was conducted on March 13, 2006. At the March 13, 2006 meeting, special counsel further reviewed with the Board the purpose of a Special Committee and the qualifications required of Board members serving on the Special Committee. The Board determined that it was in the best interest of the Company and the shareholders to establish a Special Committee comprised of independent directors to evaluate and approve the transaction for deregistration. The Board empowered the Special Committee with full authorization to 1) determine the best method for reducing the number of shareholders of record below 300 to enable the Company to exit the SEC reporting system and 2) determine the offer price for the transaction, with the assistance of a third-party financial advisor, as necessary.

In considering the composition of the Special Committee, the Board reviewed each director’s independence 1) in light of the director’s possible interest in the transaction, 2) based on the independence standards that the Company has elected to adopt, which is the NASD standard for NASDAQ traded issuers, and 3) in light of any related party transactions between the Company and such director. The Board determined that only two of the outside directors, Andrew Mathieson and Dunson Cheng, could potentially meet the independence standards.

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The Board closely considered the relationships between the Company and Mr. Andrew Mathieson, including his beneficial ownership of approximately 6.5% of the Company’s outstanding shares due to his role as a co-Trustee for the Charlotte Bliss Taylor Trust and as a managing member of Fairview Capital Investment Management. The Board considered that 1) Mr. Mathieson personally does not hold any outstanding shares in the Company and consequently will not participate in the transaction as a shareholder, 2) pursuant to NASD's independence criteria for directors of NASDAQ traded issuers, size of ownership of Company stock by itself would not preclude a Board finding of independence; and 3) Mr. Mathieson has not engaged in any related party transaction with the Company. The Board ultimately concluded that Mr. Mathieson would qualify as an independent member to serve on the Special Committee.

The Board separately considered relationships between the Company and Dr. Dunson Cheng, including his status as the Chairman of Cathay Bank, the largest creditor of the Company. The Board considered that 1) Dr. Cheng personally does not hold any outstanding shares in the Company and consequently will not participate in the transaction as a shareholder, 2) pursuant to NASD’s independence criteria for directors of NASDAQ traded issuers, the interest payments Cathay Bank has received from DiCon under its loan to DiCon is not significant enough to Cathay Bank to preclude a finding of independence by the Board and 3) Dr. Cheng individually has not engaged in any related party transaction with the Company. The Board ultimately concluded that Dr. Cheng would qualify as an independent member to serve on the Special Committee. Accordingly, the Board designated Mr. Mathieson and Dr. Cheng to serve on the Special Committee.

In March 2006, the Special Committee met on two occasions to review possible transaction structures and financial advisor candidates. After soliciting proposals by several financial advisors, in light of its experiences with this type of project and its familiarity with the Company’s industry, the Special Committee engaged HFBE to perform a valuation study and render a fairness opinion related to a possible deregistration related transaction. During the meetings, the Special Committee further explored a two-step transaction involving an odd-lot tender offer following a modest reverse stock split designed to increase the number of Odd-lot Shareholders necessary to reduce the number of shareholders of record below 300. The Special Committee reviewed and studied the Company’s shareholder list and ultimately decided against an odd-lot tender offer as it would not be available to all shareholders. Instead, the Special Committee decided that an issuer tender offer open to all shareholders was the most favorable way to reduce the record shareholder base below 300. Based on a list of shareholders arranged by their holdings of the Company’s common stock provided by Dr. Lee, the Special Committee noted that more than 80 of the holders held 500 shares or less. Consequently, the Special Committee determined the maximum share amount for the issuer tender offer based on 500 shares multiplied by the number of shareholders.

On April 14, 2006, the Special Committee met with a representative from HFBE to receive a report on the preliminary results of HFBE's work. On April 19, 2006, HFBE presented its valuation report, a copy of which is included in this Proxy Statement as Appendix B, to the Special Committee that, based on its analysis, the range of implied equity values per share was $0.70 to $0.95 per share. After considering this information and the financial data supportive of the valuation range, the Special Committee determined, in the interest of offering a premium to the tendering shareholders and in light of the price the Company had paid to buy back shares from departing employees in the past two years, $0.96 per share to be the offer price for an issuer tender offer.

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On April 19, 2006, the Special Committee reported its decisions regarding the transaction method and the offer price to the Board. Present at the meeting were all members of the Special Committee, all members of the Board of Directors, a representative from HFBE and special counsel. The Board ratified the issuer tender offer transaction. The Board of Directors reviewed the same valuation report presented by HFBE to the Special Committee and discussed the $0.70 to $0.95 per share range that HFBE concluded were the implied equity values per share, the price that the Company had paid to repurchase shares in the past two years, and the premium over the high end of the implied equity value necessary to induce shareholders to tender their shares in the issuer tender offer. Dr. Lee suggested that an offer price of $1.00 per share would represent an appropriate premium over the fair value of the shares. The Board then considered and concluded that an offer price of $1.00 would be a fair price. After reviewing the potential financial impact an additional premium to the price may have on the Company and concluding such to be immaterial, the Board, including members of the Special Committee, voted unanimously to set the issuer tender offer price at $1.00 per share.

On April 25, 2006, DiCon filed with the SEC tender offer materials and commenced an issuer tender offer to repurchase up to 154,500 shares of its common stock at a price of $1.00 per share (the "April Tender Offer"). Prior to the expiration of the tender offer period, the Company received SEC comments to the filed tender offer materials. On May 22, 2006, DiCon extended the April Tender Offer to respond to comments from the SEC in connection with the tender offer materials. On May 23, 2006, the Special Committee met to review the shareholders' response to the April Tender Offer to date, noting that the tender offer had been oversubscribed, thus triggering the legal requirement that the Company purchase the tendered shares on a pro rata basis. The Special Committee then determined that the April Tender Offer would not reduce the Company’s holders of record below 300. The Special Committee then instructed special counsel to explore additional alternatives to achieve the goal of so reducing the number of record of shareholders.

On May 25, 2006, the Special Committee met with the special counsel to review and discuss three possible alternatives:

o
Alternative I - Continue with the April Tender Offer and, after completion of the April Tender Offer, reduce additional record shareholders gradually through natural attrition and deregister when the Company’s holders of record fall below 300.

o
Alternative II - Withdraw the April Tender Offer and execute a new two-step transaction, consisting of (1) a proposal for a reverse stock split to increase the number of Odd-lot Shareholders and (2) a new issuer tender offer for a portion of the post-stock split shares followed by deregistration when the Company’s holders of record fall below 300 after completion of the new issuer tender offer.

o	Alternative III - Conduct a substantial reverse stock split at a ratio designed to reduce the Company’s holders of record below 300 and thereafter deregister.

On May 30, 2006, the Special Committee held a special meeting and discussed with management its expectations for the rate of employee attrition and confirmed that the rate of attrition was outside of management’s control. Based on input from management, the Special Committee concluded that the timing for Alternative I would be too uncertain to pursue. As to Alternative III, the Special Committee considered the uncertainties related to the requirement under the California Corporate Securities Law that a permit be obtained from the California Department of Corporations to effectuate such a split.

On June 2, 2006, Special Committee held a special meeting. After confirming with special counsel that a modest stock split on the scale of 5-for-1 or 10-for-1 would not result in the need to seek such a permit, the Special Committee resolved to pursue Alternative II. The Special Committee reviewed a list of shareholders arranged by their holdings of the common stock and noted that a 5-for-1 reverse stock split would result in 79 Odd-lot Shareholders and a 10-for-1 reverse stock split would result in 133 Odd-lot Shareholders. The Special Committee determined that since tenders into the issuer tender offer would be at the sole discretion of the shareholders, a 10-for-1 reverse stock split would result in a greater number of Odd-lot Shareholders, thus increasing the chances for reducing the Company’s record shareholders below 300 through an issuer tender offer, and concluded that it would pursue Alternative II with a reverse stock split at the ratio of 10-for-1.

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On June 5, 2006, the Special Committee reviewed with the Board the three alternatives it had considered and Alternative II, which it had approved. The Board discussed the shareholders’ response in the April Tender Offer and determined that a 5-for-1 reverse stock split would result in a sufficient number of Odd-lot Shareholders who may tender their shares in the new issuer tender offer to reduce the number of shareholders of record below 300.

On June 5, 2006, DiCon announced the termination of the April Tender Offer, citing the offer's inability to achieve the Board’s goal of reducing the number of record shareholders below 300, and reaffirmed the Board's commitment to reducing the number of shareholders of record below 300 so that the Company may deregister under the Exchange Act and suspend its SEC reporting obligations.

On July 6, 2006, the Special Committee considered the independent valuation and the fairness opinion update delivered by HFBE and other factors and determined that the Fractional Share Price and Tender Offer Price of $5.00 for each post-Stock Split share are fair to the shareholders, including the unaffiliated shareholders, and would be the appropriate prices for the Transaction. On July 17, 2006, the Special Committee reported its determination to the Board and the Board ratified that the Fractional Share Price and Tender Offer Price of $5.00 for each post-Stock Split share are fair to the shareholders, including the unaffiliated shareholders, and would be the appropriate prices for the Transaction.

Structure and Effects of the Transaction

The Transaction consists of two steps: the Stock Split and the Tender Offer. The Stock Split is intended to increase the number of Odd-lot Shareholders and enable the Company to conduct the Tender Offer to reduce the number of record holders of shares of common stock. Provided a sufficient number of Odd-lot Shareholders accept the Tender Offer to purchase their shares, the Tender Offer will have the effect of reducing the number of record holders of our shares below 300 and enable us to deregister our shares under the Exchange Act. We intend to file a Form 15 with the SEC to apply to deregister our shares as soon as practicable after completion of the Transaction. Deregistration of our shares will be effective 90 days after the filing of the Form 15. Upon filing the Form 15, our obligation to file reports under the Exchange Act will be suspended. In addition, upon deregistration, our obligation to comply with the requirements of the proxy rules under Section 14 of the Exchange Act will end. We will not be required to report to the SEC in the future unless we subsequently file a registration statement under the Securities Act or otherwise meet the criteria for filing periodic reports under the Exchange Act (for example, if our shareholders of record exceed 300 again). We will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement in connection with the annual election of directors, and we will not be bound by the SEC disclosure requirements to which we are currently subject.

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Effects of the Stock Split

The primary effect of the Stock Split will be to increase the number of Odd-lot Shareholders from 6 to 78. This increase would allow us to conduct the Tender Offer to purchase for cash all the shares of the Company’s common stock held by Odd-lot Shareholders as of the date of the Tender Offer. In the event that more than 6 Odd-lot Shareholders elect to tender their shares, subsequent to the purchase of those shares, we would have less than 300 record shareholders and would be able to deregister our shares under the Exchange Act.

The Stock Split also will have an impact on certain persons and groups as described below.

Effects On All Shareholders. Upon completion of the Stock Split, all shareholders who hold a number of shares not evenly divisible by five will receive a new stock certificate representing the number of whole shares resulting from the Stock Split and a right to receive $5.00 multiplied by the fractional share resulting from the Stock Split.

The number of shares underlying each outstanding stock option under the Company’s Employee Stock Option Plan will be decreased by a factor of five, and the exercise price of each outstanding stock option will be increased by a factor of five, as a result of the Stock Split. No fractional shares will be issued or issuable upon exercise of any options under DiCon’s Employee Stock Option Plan following the Stock Split. In lieu of fractional shares, optionees will receive a cash payment determined based on the Fractional Share Price at the time of exercise.

Effects on holders of less than 500 shares of stock prior to the Stock Split. Upon completion of the Stock Split, Odd-lot Shareholders (shareholders who held of record less than 500 shares prior to the Stock Split):

•	will have the number of their shares reduced and will retain approximately the same proportionate interest in the Company.

•
in the event they choose to accept the Tender Offer, they will receive the Tender Offer Price for all their shares. They can choose to sell all or some of their shares. In the event they sell all of their shares, they will no longer be shareholders of the Company and will not be able to participate in the Company’s future earnings or growth.

Effects on holders of more than 500 shares of stock prior to the Stock Split. Upon completion of the Stock Split, all shareholders who held 500 or more shares of the Company ( 227 shareholders) prior to the Stock Split:

•	will have the number of their shares reduced and will retain approximately the same proportionate interest in the Company.

•	in the event they choose to accept the Tender Offer, they can choose to sell all or some of their shares.

•
however, in the event the Tender Offer is oversubscribed, their shares will be purchased by the Company on a pro rata basis at the Tender Offer Price. After the Tender Offer, each will continue to be a shareholder of the Company and will be able to participate in the Company’s future earnings or growth.

Generally, the effect of the Transaction is illustrated by the following examples:

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Hypothetical Scenario	Result
Shareholder A holds 204 shares in a single account and holds no other shares.
After the Stock Split, Shareholder A’s 204 shares will be converted into 40 shares of new stock and the right to receive $4 in cash (4/5 x $5). Since he will hold less than 100 shares of new stock, he will be an "Odd-lot Shareholder" and will be able to choose whether or not to remain a shareholder of the Company by deciding whether or not to tender his shares into the Tender Offer.

Shareholder B holds 563 shares in a single record account and holds no other shares.
After the Stock Split, Shareholder B’s 563 shares will be converted into 112 shares of new stock and the right to receive $3 in cash (3/5 x $5). Since she will hold more than 100 shares of new stock, she will not be an "Odd-lot Shareholder." Consequently, in the event she elects to tender shares into the Tender Offer and the Tender Offer is oversubscribed, her shares will be purchased on a pro rata basis.

Effects on the Company. We intend to file a Form 15 with the SEC to deregister our shares as soon as practicable after completion of the Transaction to suspend our obligation to file reports, statements and other information under the Exchange Act. Although we will no longer be a public reporting company, we expect our business and operations to continue as they are presently conducted. The executive officers and directors of the Company will not change due to the Stock Split. We expect to realize time and cost savings as a result of terminating our public reporting company status, and we intend to invest those savings in our business operations. Other than as described in this Proxy Statement, neither the Company nor its management has any current plans or proposals to do any of the following: effect any extraordinary corporate transaction (such as a merger, reorganization or liquidation); sell or transfer any material amount of the Company’s assets; change the composition of the Board or management of the Company; change materially the Company’s indebtedness or capitalization; change the Company’s dividend policy; or otherwise effect any material change in the Company’s corporate structure or business.

Currently, we have no plans to issue shares of the Company after the Transaction, except in the ordinary course under the Company’s Employee Stock Option Plan, but we reserve the right to do so at any time and from time to time at such prices and on such terms as the Board determines to be in the Company’s best interests. The exercise of options granted under any option grant would reduce the ownership percentage of the Company’s shareholders at the time. Holders of the Company’s shares do not currently have, and will not have, any preemptive or other preferential rights to purchase any equity securities that we may issue in the future, unless such rights are specifically granted to such holders in the future.

After the Transaction is completed, we may, from time to time, repurchase the Company’s shares in privately negotiated sales or other transactions, including repurchases from departing employees under the Buy-Sell Agreement between the Company and the departing employee. Whether or not we purchase shares in the future will depend on a number of factors, including the Company’s financial condition, operating results and available capital at the time.

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Effect on Affiliated and Non-Affiliated Shareholder Proportionate Interests. The Stock Split alone will not have an effect on the Company’s executive officers, directors and affiliates. If we complete the Tender Offer successfully and deregister under the Exchange Act, our executive officers, directors and any shareholders who own more than ten percent (10%) of the Company’s outstanding shares will be relieved from complying with the stock ownership reporting requirements and "short swing profit" trading restrictions under Section 16 of the Exchange Act. These persons will lose the ability to dispose of their shares pursuant to Rule 144 under the Securities Act, but this will not have a practical impact because there is no established trading market for the common stock and our shares are subject to transfer restrictions under the Buy-Sell Agreements.

Except for director Dr. Dunson Cheng, all of the directors and executive officers of the Company currently beneficially hold more than 500 shares and will remain shareholders of the Company after the Transaction. We expect that upon the completion of the Transaction, our executive officers and directors will own approximately 47.1% of the then outstanding shares of the Company, as compared to approximately 47.2% before the Transaction. For additional ownership information, see "Security Ownership Of Certain Beneficial Owners, Management And Directors."

Effects on Rights of Shares. The rights associated with the Company’s shares will be unaffected by the Stock Split or the Tender Offer, and there will be no changes with respect to dividend, voting, liquidation or other rights associated with the shares, except to the extent an Odd-lot Shareholder elects to tender all his shares in the Tender Offer and ceases to be a shareholder.

We anticipate that all shares of common stock purchased under this Transaction will be retired. Also, we expect that the Tender Offer will be made for up to 30,900 post-Stock Split shares of common stock (154,500 shares on a pre-Stock Split basis) and we will pay approximately $154,500 in the aggregate to purchase these shares in the Tender Offer. As a result, we do not believe the completion of the Transaction will have any material effect on our financial condition or results of operations.

The Stock Split is expected to have a minimal impact on the book value per share and earnings per share of the common stock since the change in the shares outstanding represents approximately 0.00048% of the shares outstanding as of the record date. Even if the Tender Offer (assuming the purchase of 30,900 post-Stock Split shares in the Tender Offer) is fully subscribed, the impact on the book value per share and earnings per share of DiCon’s common stock will not be material. As of March 31, 2006, the book value per share of DiCon’s common stock was approximately $0.4164. As adjusted to take into effect the results of the offer as if it had been completed as of March 31, 2006, the book value per share of our common stock would be approximately $0.4155. This represents a 0.2% change in the book value per share of our common stock as a result of the successful completion of the Tender Offer.

In addition, successful completion of the Tender Offer will impact DiCon’s earnings per share on a going forward basis. The earnings per share would be negatively impacted by transaction costs, offset by a reduction in the shares of common stock outstanding. We estimate that the offer’s impact on both basic and diluted earnings per share on a pro forma basis annually will be an increase of approximately $0.0001. The calculation of earnings per share excludes any estimated cost savings that may result if DiCon exits the SEC reporting system.

Deregistration of the Common Stock. If the Transaction results in the number of DiCon’s shareholders of record falling below 300, DiCon will be eligible to deregister its common stock under the Exchange Act. If DiCon becomes eligible to deregister the common stock, it will do so. Deregistration will have a number of consequences to DiCon, its affiliates and its shareholders.

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Once the common stock is deregistered, DiCon will no longer file current and periodic reports, statements and other information with the SEC, including Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K. DiCon also will no longer be subject to the proxy requirements of the Exchange Act. We will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement in connection with the annual election of directors, and we will not be bound by any of the SEC disclosure requirements to which we are currently subject.

DiCon believes that the primary benefit of deregistration is the reduction in recurring expenses for the auditing of DiCon's annual financial statements and ongoing SEC compliance. It believes that if it were not subject to the SEC reporting requirements next year, the amounts for the anticipated expenses for that year would be substantially reduced. These amounts do not include the amount of time employees and management devote to SEC reporting requirements. Additionally, because there is no market for trading the Company’s stock, the public disclosures required by the SEC may have little or no bearing on shareholders’ investment decisions. Indeed, DiCon believes that the public disclosures are a detriment to the Company and its shareholders insofar as such disclosures may enhance competitors’ understanding of the Company’s business strategy and conditions, and alter the balance of information between the Company and various parties with whom the Company transacts business. Below is a breakdown of the recurring expenses for the auditing of DiCon's annual financial statements and ongoing SEC compliance for the fiscal year ended March 31, 2006, not including time spent by Company personnel:

Subscription fees for SEC rule related services	$ 2,627.00
Audit Fees*	120,000.00
Securities Counsel Fees	3,100.00

Total	$125,727.00

*The $120,000 is the total cost of auditing DiCon's annual financial statements and reviewing the financial statements included in DiCon’s Form 10-QSB quarterly reports. In addition, DiCon has estimated that, if it remains subject to SEC reporting obligations, commencing with its annual report for the fiscal year ending March 31, 2008, it would incur additional costs of at least $170,000 for the Sarbanes-Oxley Section 404 related audits for the first year and a lesser, but still substantial amount, each year thereafter.

All DiCon shareholders who do not tender their shares in the Tender Offer will benefit from the reduction in these recurring annual SEC compliance expenses. However, you should be aware that it may also be detriment to you as a DiCon shareholder that as a result of deregistration, public information regarding DiCon will be reduced substantially following deregistration. In particular, you should be aware in the event of deregistration the Company will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement, and the information furnished by the Company would not be subject to the Sarbanes-Oxley Act and therefore shareholders would not be subject to the protections of the Sarbanes-Oxley Act.

There can be no assurance that the number of shareholders of record after completion of the Transaction will be fewer than 300 or that the completion of the Transaction will result in a reduction in expenses related to registration under the Exchange Act. If the Company is not able to reduce its record shareholder base below 300, it will consider other options to achieve this result.

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Potential Benefits Foregone by Tendering Shareholders. After the Transaction, shareholders who sold all their shares to the Company will not have the opportunity to participate in the potential growth of future earnings and the value of the common stock, unless they again purchase shares. Any subsequent purchases might be made at a higher price than the amount paid to those shareholders for their tendered shares, and may be difficult to effect, since the Company currently does not anticipate issuing and selling shares of its common stock broadly and the shares held by the Company's shareholders are subject to transfer restrictions under the Company's Buy-Sell Agreement with its shareholders. Conversely, after completion of the Transaction, shareholders who sell all their shares to the Company will not face the risk of losses generated by DiCon’s operations or any decrease in the value of common stock.

Effect on DiCon’s Business. Completion of the Transaction is not expected to have a material impact on the conduct of DiCon’s business.

Alternatives to the Transaction

Staying Public. Prior to recommending the Transaction to its shareholders, the Special Committee and the Board of Directors considered other alternatives, including remaining an SEC reporting company. For the reasons discussed above, the Special Committee and the Board believed that the costs of remaining an SEC reporting company no longer justified its benefits to the Company and its shareholders. The Special Committee and the Board could not determine an alternative for significantly reducing its ongoing and anticipated costs resulting from continuing as an SEC reporting company other than terminating its Exchange Act registration. Once the Special Committee and the Board determined that the Company should reduce the number of shareholders of record below 300 so that it could qualify to deregister the common stock with the SEC, they considered several alternatives to achieve that objective, including:

o
Alternative I - Continue with the April Tender Offer and, after completion of the April Tender Offer, reduce additional record shareholders gradually through natural attrition and deregister when the Company’s holders of record fall below 300.

o
Alternative II - Withdraw the April Tender Offer and execute a new two-step transaction, consisting of (1) a proposal for a reverse stock split to increase the number of Odd-lot Shareholders and (2) a new issuer tender offer for a portion of the post-stock split shares followed by deregistration when the Company’s holders of record fall below 300 after completion of the new issuer tender offer.

o	Alternative III - Conduct a substantial reverse stock split at a ratio designed to reduce the Company’s holders of record below 300 and thereafter deregister.

See "Special Factors-Background of the Transaction" for additional discussion regarding the Special Committee's decision to pursue Alternative II.

FINANCING, SOURCE OF FUNDS AND EXPENSES

It is expected that the entire amount necessary to complete the Transaction will come from the working capital of the Company. In addition to the aggregate Fractional Share Price, $533, and the aggregate Tender Offer Price, currently estimated to be approximately $154,500, the Company also will pay all of the expenses related to the Transaction. We estimate that these expenses will be as follows:

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Legal Fees	$90,000
Filing Fees	$16.59
Financial Advisory / Valuation Fees	$65,000
Printing, Mailing and Miscellaneous Fees	$1,000
Total	$156,016.59

FAIRNESS OF THE TRANSACTION

The Special Committee and the Board believe that the Transaction is in the Company’s and the shareholders' best interests and is both substantively and procedurally fair to the shareholders, including the unaffiliated shareholders. In connection with the first step of the Transaction, the Stock Split, instead of issuing fractional shares (i.e., less than one whole share), the Special Committee and Board have set the Fractional Share Price of $5.00 per share as the cash consideration for the fractional shares resulting from the Stock Split. Consequently all shareholders who hold a number of shares not evenly divisible by five will receive a new stock certificate representing the number of whole shares resulting from the Stock Split and a right to receive $5.00 multiplied by each fractional share resulting from the Stock Split. In the aggregate, the total fractional shares cashed out will represent approximately 0.00048% of the shares outstanding as of the record date. Additionally, assuming the shareholders approve the Stock Split, in the second step of the Transaction the Company intends to commence the Tender Offer for up to 30,900 post-Stock Split shares of common stock (or 154,500 shares on a pre-Stock Split basis) at a purchase price of $5.00 per share as soon as practicable after the Effective Date. The Special Committee and the Board believe that the Fractional Share Price and the Tender Offer Price are fair to the shareholders, including the unaffiliated shareholders. The Special Committee and the Board each made this determination in good faith based on a third party evaluation and the Fairness Opinions prepared by HFBE. The full text of the April Fairness Opinion dated April 19, 2006 and an Opinion Update dated July 6, 2006 are attached to this Proxy Statement as Appendices D and E, respectively.

In determining the fairness of the Transaction, the Board chose to form the Special Committee to evaluate the various possible methods of reducing the number of holders of record below 300, approve the Transaction and determine the fairness of the Transaction. The Special Committee selected the method to reduce the number of holders of record below 300 and determined the fairness of the Transaction, both of which were ratified by the Board. Please see the section of this Proxy Statement entitled "Special Factors - Background of the Transaction" for additional information regarding the Special Committee and its function.

Additionally, the Special Committee and the Board concluded that the expense of retaining an unaffiliated representative was not justified because it would add no significant measurable protection to the Company’s shareholders, noting that as a result of the Stock Split, the percentage of the affiliated shareholders' holdings in the Company and the unaffiliated shareholders' holdings in the Company would not change materially. Additionally, the Special Committee considered the possible effect the Tender Offer would have on the holdings of affiliated shareholders verses unaffiliated shareholders, noting that the total number of shares sought in the Tender Offer represents approximately 0.14% of the shares outstanding as of the record date. The Special Committee and the Board considered that 1) affiliated and unaffiliated shareholders will receive the same offer for shares, and 2) the purpose of the transaction is to reduce the number of the Company’s shareholders so that the Company can deregister under the Exchange Act and thereby exit the SEC reporting system. Other than the deliberations of the Special Committee and the Board of Directors, no "negotiations" regarding the transaction occurred. The Special Committee decided the method to be used based solely on what it believed would be the most effective and efficient way to reduce the number of shareholders of record below 300 and the Fractional Share Price and the Tender Offer Price based on what it believed to be a fair price, based on the advice of HFBE, and the Board ratified the Special Committee's decisions based on the report of the Special Committee and the advice of HFBE.

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The Special Committee and the Board have not made any provision in connection with the Transaction to grant unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense. The Special Committee and the Board determined that this Proxy Statement, together with our other filings with the SEC, provide adequate information for unaffiliated shareholders to make an informed decision with respect to the Transaction. The Special Committee and the Board also considered the fact that under California law, subject to certain conditions, shareholders have the right to review our relevant books and records. The Special Committee and the Board do not believe that multiple legal or financial advisors are necessary because affiliated and unaffiliated shareholders are treated equally in the Transaction.

Since the Board believes that the Transaction is both substantively and procedurally fair to the shareholders (including the unaffiliated shareholders), it did not consider a structure that would require shareholder approval of the second step, rather than the Tender Offer, which does not require shareholder approval and is voluntary in nature. The Board also did not consider the level of judicial review to be applied to the Transaction structured with a voluntary tender offer versus that level of judicial review that would be applied to a corporate action that required shareholder approval, but rather focused on its belief that the Transaction is both substantively and procedurally fair to the shareholders, including the unaffiliated shareholders. In this regard, given the absence of controlling legal precedent under California law, it is not known whether a court applying California law in reviewing the Transaction would follow recent Delaware legal precedents which establish that a non-coercive tender offer to acquire shares need not satisfy the "entire fairness' standard applicable to certain types of going private transactions under Delaware law.

The Special Committee and the Board also determined that the steps discussed above would be costly and would not provide any meaningful additional benefits, and did not believe that they were necessary to ensure the procedural fairness of the Transaction.

Fairness of the Stock Split

•
The Special Committee and the Board have determined that the Stock Split is substantively and procedurally fair to all shareholders, including the unaffiliated shareholders. After consideration of all aspects of the Stock Split, both the Special Committee and the Board approved the Stock Split, including all non-employee directors and the directors who are also executive officers of the Company. Except for the vote of the Special Committee and the Board to approve the Stock Split and their recommendation that the Company’s shareholders approve the Amendment to effect the Stock Split, we are not aware of any recommendations by any of our executive officers, directors or affiliates in support of or opposed to the Stock Split.

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•
Affiliated and unaffiliated shareholders will be treated equally in the Stock Split. No shareholder will cease to continue as a shareholder as a result of the Stock-Split. California law and the Company’s Articles of Incorporation require that a majority of the issued and outstanding shares approve the Stock Split, and the Special Committee and the Board did not voluntarily structure the Stock Split to require the separate approval of the Company’s unaffiliated shareholders. In determining not to seek such separate approval, the Special Committee and the Board were aware that the Company’s executive officers and directors together beneficially own 54,587,214, or approximately 47.2%, of the shares entitled to vote at the Annual Meeting. Our executive officers and directors have indicated that they will vote in favor of the Stock Split. Because affiliated and unaffiliated shareholders will be treated equally in the Stock Split, if the separate approval of unaffiliated shareholders were required, our affiliated shareholders would have lesser voting rights than unaffiliated shareholders solely on the basis of their affiliate status even though they will receive no additional benefits or different treatment in the Stock Split.

•
The Opinion Update states that, based upon and subject to the factors and assumptions set forth therein as of July 6, 2006, the Fractional Share Price (on a pre-Stock Split basis) is fair, from a financial point of view, to the shareholders. We urge you to read the Fairness Opinions in their entirety. HFBE provided the Opinion Update to the Special Committee in connection with its consideration of the Stock Split, the Tender Offer and the Transaction as a whole.

Fairness of the Tender Offer.

•
The Special Committee and the Board have determined that the Tender Offer is substantively and procedurally fair to the shareholders, including the unaffiliated shareholders. The Special Committee and the Board considered the Tender Offer and determined that this step of the Transaction is fair since it allows us to reduce the number of shareholders of record below 300 by giving all shareholders the right to voluntarily choose to tender their shares at a fair price. After consideration of all aspects of the Tender Offer, all of our directors approved the Tender Offer, including all non-employee directors and the directors who are also executive officers of the Company. Except for the unanimous vote of the Board to approve the Tender Offer, we are not aware of any recommendations by any of our executive officers, directors or affiliates in support of or opposed to the Tender Offer.

•	California law and the Company’s Articles of Incorporation do not require shareholder approval of the Tender Offer.

•
The Opinion Update states that, based upon and subject to the factors and assumptions set forth therein as of July 6, 2006, the Tender Offer Price is fair, from a financial point of view, to the shareholders. HFBE provided the Opinion Update to the Special Committee in connection with its consideration of the Stock Split, the Tender Offer and the Transaction as a whole.

Both the Special Committee and Board of Directors of DiCon, including Dr. Ho-Shang Lee, in deciding to approve the Transaction, determined that the Transaction is fair to unaffiliated shareholders. In making this determination, both the Special Committee and the Board of Directors considered factors they believed favored the fairness of the Transaction, as well as factors that, from the perspective of an unaffiliated shareholder, may not have favored the fairness of the Transaction. These factors encompassed both the fairness of the consideration to be paid (that is, the Fractional Share Price and the Tender Offer Price of $5.00 per post-Stock Split share) and the procedural fairness of the Transaction. The Special Committee independently evaluated the fairness of the price in part based on the valuation report and the opinions rendered by HFBE.

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On July 6, 2006, HFBE presented its updated valuation report, a copy of which is included in the Proxy Statement as Appendix C, to the Special Committee that based on its analysis the range of implied equity values per share was $0.63 to $0.86 per share and rendered an opinion to our Special Committee that, in its opinion, the Fractional Share Price and the Tender Offer Price of $5.00 per post-Stock Split share are fair, from a financial point of view to the shareholders of the Company. The Special Committee noted that the valuation range provided by HFBE is based on the revenue of the last twelve months prior to the valuation. Consequently, the range of $0.70-$0.95 per share provided in the April Valuation Report covered a twelve month period from January 1, 2005 through December 31, 2005, whereas the range of $0.63-0.86 per share provided in the Valuation Update covered a twelve month period from July 1, 2005 through June 30, 2006. The Special Committee noted that the difference in the ranges reflects the volatility of the industry, as manifested in the quarterly results of the Company, including a 10.9% drop in sales for the quarter ended June 30, 2006 versus the quarter ended June 30, 2005 due to decreased demand for fiberoptic components and test equipment by telecommunications equipment vendors during the period and significant excess capacity in the industry during the period. The Special Committee expects this volatility (which, in the Company’s view, is generally caused by dynamic technological changes in the fiberoptic communications industry resulting in relatively short product life of certain products and significant annual variance in sales to our leading customers) to continue and anticipates such may affect the value of the Company's stock as reflect in the updated analysis of the value of the Company' stock prior to the commencement of the Tender Offer in October 2006. After considering this information, the financial data supportive of the price range, the tender offer price of $1.00 per share for the April Tender Offer, and the $1.00 per share repurchase price the Company used to repurchase 4,744 shares from a departing employee in June 2006, the Special Committee determined the Fractional Share Price and the Tender Offer Price of $5.00 per post-Stock Split share to be the fair price for the Transaction. On July 17, 2006, the Special Committee reported to the Board its determination regarding the Fractional Share Price and the Tender Offer Price. Present at the meeting were all members of the Special Committee, all members of the Board of Directors, a representative from HFBE and the special counsel. Based on the Special Committee's report and in consideration of the Valuation Update provided by HFBE, the Board ratified the Fractional Share Price and the Tender Offer Price of $5.00 per post-Stock Split share.

Set forth below is a discussion of the factors the Special Committee and the Board considered in determining the fairness of the Transaction.

Factors Favoring the Fairness of the Transaction

the Transaction was approved by the Special Committee and ratified by the Board, including all of the directors who are not employees of DiCon or any of its subsidiaries;

the price is based on the current fair value per share based on a third party valuation (see discussion below regarding the difference between current fair value and current market price);

the price relative to historical share values of DiCon common stock as determined by the Board of Directors pursuant to the Buy-Sell Agreement (see discussion below regarding the difference between historical share value and historical market price);

the price relative to the average price paid by DiCon to repurchase its shares over the last two years from employees under the Buy-Sell Agreement when employment was terminated;

the price relative to the book value of the common stock;

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the Company’s financial condition and results of operations, including our earnings per share and capital levels for the year ended March 31, 2006;

the opinion delivered to the Special Committee of the Board of Directors by HFBE, our financial advisor, that the consideration to be received was fair from a financial point of view to the shareholders of the Company, including the unaffiliated shareholders;

a vote of shareholders on the Stock Split is required under the laws of the State of California, DiCon’s state of incorporation;

no vote of shareholders on the Tender Offer is required under the laws of the State of California, DiCon’s state of incorporation, but the Tender Offer is voluntary; shareholders are not compelled to tender in the Tender Offer;

all shareholders are being notified with full disclosure of the terms and conditions of the Transaction, including the Stock Split and the Tender Offer, and the effects of the Transaction, including the Stock Split and the Tender Offer, on their holdings; and

all shareholders are afforded sufficient time to consider the Transaction, including the Stock Split and the Tender Offer.

Factors Not Favoring the Fairness of the Transaction (all pertaining to procedural fairness)

o
while the Stock Split is subject to shareholder approval, since the affiliates of the Company, including officers, directors and holders of 10% or more of the Company's shares, beneficially own more than 50% of the shares outstanding, or the required vote to approve the Stock Split and have advised the Company that they will vote those shares in favor of Proposal No. 3, the unaffiliated shareholders will not have veto power in this proposal;

o	while participation in the Tender Offer by shareholders is voluntary, shareholders will not be voting on the Tender Offer; and

o
if a sufficient number of shares are tendered in the Tender Offer, the Company's common stock is deregistered and the Company's SEC reporting obligation is suspended, the Company will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement and publicly available information regarding DiCon will be reduced significantly.

Set forth below is a discussion of the material factors the Special Committee and the Board each considered in determining that the Fractional Share Price and the Tender Offer Price are fair. The Special Committee considered and determined the fairness of the Fractional Share Price and the Tender Offer Price and the Transaction and reported their decisions for the Board’s ratification. The Board reviewed and adopted the Special Committee’s analysis of fairness as follows:

The Fractional Share Price and the Tender Offer Price are at a premium to the current fair value. While a current fair value per share based on third party valuation may be lower or higher than the current market price, if such existed, and should not be deemed a substitute for the equivalent of current market price, the Special Committee and the Board used current fair value per share because there is no established public trading market for the Company’s common stock, and there is no current market price. The Special Committee and the Board believe that, based on all factors considered, a premium to the current fair value per share of the shares is the fairest price for the unaffiliated shareholders.

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The Fractional Share Price and the Tender Offer Price of $5.00 per pre-Stock Split is at a premium of approximately 240% to the net book value per post-Stock Split share of $2.08 as of March 31, 2006. The Special Committee and the Board believe that based on all factors considered, a Fractional Share Price and Tender Offer Price that represent a premium to net book value is the fairest price for both shareholders who may choose to tender their shares as well as those who choose to retain their shares in the Company. This belief was based on the factors discussed above and a belief that a price substantially higher than the current fair value per share would result in a diminution of the value of the shares of unaffiliated shareholders who chose not to tender in the Tender Offer, while a price substantially lower than the current fair value per share would be unfair to the unaffiliated shareholders who chose to tender in the Tender Offer.

The Fractional Share Price and the Tender Offer Price are at a premium to the average price paid in previous repurchases. While the average price paid in previous repurchases may be lower or higher than the historical market price, if such existed, and should not be deemed a substitute for the equivalent of historical market price, the Special Committee and the Board used average price paid in previous repurchases because there is no established public trading market for the common stock, and there is no historical market price. DiCon has repurchased 77,715 shares of common stock over the past two years. During the twelve months ended March 31, 2006, 35,327 shares were repurchased at an average price of $0.96 per share. In June 2006, the Company repurchased 4,744 shares at $1.00 per share. All of these shares were repurchased from employees under the Buy-Sell Agreement when employment was terminated. The purchase price paid to departing employees under the Buy-Sell Agreement was determined by the valuation method set forth in the Buy-Sell Agreement, which provides that the Board of Directors may adopt and amend the methodology it deems appropriate in its sole discretion to determine the value of the Company’s shares.

In November 2003, the Company’s internal finance staff prepared a valuation study of the common stock for the Board’s review, valuing the Company’s shares at $0.96 per share. The valuation study analyzed the ratio of market capitalization to annualized sales amounts for a group of public companies in the Company’s industry consisting of Avanex, Inc. (Avanex manufactures components known as photonic processors, which are designed to increase the performance of optical networks), Oplink Communications Inc. (Oplink provides custom design and manufacturing services for optical components) and JDS Uniphase Corporation ("JDS") (JDS is a provider of broadband test & measurement solutions and optical products for communications, commercial, and consumer markets). The study noted that while each of these companies taken individually is different from the Company in that the Company manufactures both components and test instruments for the optical communications markets, the collective group represents a reasonable reference to evaluate the market value of the Company. It then applied a 25% discount (to reflect the fact that the Company, unlike the public companies, must apply a illiquidity discount to its equity value) to the average of such ratios and multiplied the result by the Company’s projected annualized sales of $17.2 million to indicate the $0.96 per share value. Since November 2003, the Board periodically reviewed the Company’s financial conditions and business outlook and each time confirmed that $0.96 per share was the fair value of the Company’s shares.

In November 2005, the Company received a valuation study of the common stock prepared at no cost to the Company by Fairview Capital Investment Management LLC, the president of which is Andrew F. Mathieson, a director of the Company. This study, which valued the company at $$.99 per share, consisted of valuing three components of the Company's business and aggregating the totals. The Company's lighting business was valued at $0.18 per share, which represented the total capital invested in the business at that time. The value of the pretax profit on the sale of excess real estate assets was calculated at $0.07 per share. The value of the optical business was $0.74 per share, based on an analysis of the enterprise value to last twelve month sales, and equity market capitalization to last twelve month sales of JDS, a publicly traded company in the Company's industry.

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To determine the sensitivity of the Company’s valuation to changes in the methodology for valuing the lighting and optical business, Fairview looked at a range of valuations for both businesses. For the lighting business, the range was between one and two times the net capital invested in the business. Because the Company’s lighting business had not yet generated any revenues or profits, Fairview determined that the business should be valued at one times the $20,000,000 net capital employed in the business through the date of the valuation, or $0.18 per share.

To analyze the sensitivity of the optical business valuation to changes in the multiple of enterprise value to last twelve month sales, and equity market capitalization to last twelve month sales, Fairview created a matrix of potential values. In its analysis, Fairview used a range of four times to six times equity market capitalization to last twelve month sales and a range of three and one-half times to five and one half times enterprise value to last twelve month sales. Fairview then selected the midpoint of the ranges, which corresponded to JDS's then current valuation of five times price to trailing twelve month sales and four and one-half times enterprise value to twelve month sales, which resulted in a valuation for the Company’s optical business of $82,500,000 or $0.74 per share. Fairview’s optical business valuation reflected a 25% illiquidity discount, as the Company's common stock, unlike the stock of JDS, is not actively traded.

The Board did not take any action with respect to the Fairview valuation study. The Fairview study has been filed as exhibit (c)(6) to the Schedule 13E-3 filed with the SEC on September 1, 2006 by the Company and Dr. Lee.

In April 2006, based on HFBE's valuation of $0.70-0.95 per share and HFBE's fairness opinion that the $1.00 April Tender Offer price was fair, the Special Committee and the Board of Directors determined that $1.00 per share represented the fair value per share for the Company's stock.

The evaluation of repurchase activity by the Special Committee and the Board was helpful in their determination of the fairness of the Transaction since it reflected the fact that repurchases have, over the past two years, been conducted at the fair value per share as determined by the Board pursuant to the Buy-Sell Agreement, and that all the shares had been repurchased at a price lower than the Fractional Share Price (which equals $1.00 per share on a pre-Stock Split basis) and the Tender Offer Price (which equals $1.00 per share on a pre-Stock Split basis). As a result, the Board believes that based on all factors considered, a price that was at a moderate premium to the average price paid in previous repurchases is the fairest price for unaffiliated shareholders.

A Going Concern Value. A going concern value, which is an attempt to value a company as an operating business to another company or individual, was not performed in connection with the Transaction. The Special Committee and the Board believed that such a valuation would not be material to its decision as to whether the Transaction was fair to unaffiliated shareholders because the Company itself was not for sale and only a small percentage of the Company’s stock would be purchased in the Transaction.

Liquidation Value. In determining the fairness of the Transaction, the Special Committee and the Board of Directors did not attempt to establish the liquidation value of DiCon. The Special Committee and the Board believed that such a valuation would not be material to its decision for several reasons. First, the purpose of the Transaction is not to liquidate the Company. Second, the Special Committee and the Board believed that DiCon’s liquidation value would approximate its net book value, less the costs of liquidation. In a sense, the Special Committee and the Board’s consideration of net book value (discussed above) encompassed a consideration of DiCon’s approximate liquidation value. For these reasons, the Special Committee and the Board believed that a separate liquidation valuation was not necessary or appropriate.

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The Special Committee and the Board of Directors of DiCon are not aware of any firm offers made by any unaffiliated party during the past two years for (1) the merger or consolidation of DiCon with or into another company, (2) the sale or transfer of all or a substantial part of DiCon’s assets or (3) a purchase of DiCon’s securities that would enable the holder to exercise control of DiCon.

Fairness Opinions of Financial Advisor

The Special Committee retained HFBE to act as its financial advisor in connection with the proposed Transaction to purchase shares of common stock from the shareholders of the Company.

On July 6, 2006, HFBE delivered a fairness opinion update (the "Opinion Update") to the Special Committee in connection with the Transaction. In connection with the April Tender Offer, HFBE previously delivered a fairness opinion on April 19, 2006 (the "April Fairness Opinion," together with the Opinion Update, the "Fairness Opinions") to the Special Committee. The full text of the April Fairness Opinion and the Opinion Update which describe the procedures followed, assumptions made, and other matters considered in the opinions, is included in the Proxy Statement as Appendices D and E, respectively. HFBE has consented to a description and inclusion of the opinions in any filings the Company is required to make with the SEC as a result of the Transaction. We urge you to read the opinions in their entirety.

On July 6, 2006, HFBE advised DiCon’s Special Committee of the Board of Directors that, in its opinion, the consideration to be received by the common shareholders of DiCon in the Transaction is fair, from a financial point of view, to such shareholders. The July 6, 2006 opinion took into account the proposed 5-for-1 reverse stock split, the $1.00 Fractional Share Price for each pre-Stock Split share that becomes part of a fractional share and the corresponding increase in the Tender Offer Price to $5.00 per post-Stock Split share. On July 17, 2006, HFBE advised DiCon’s the Board of Directors that, in its opinion, the consideration to be received by the common shareholders of DiCon in the Transaction is fair, from a financial point of view, to such shareholders. HFBE also considered developments in the optical component industry and the capital markets, as well as other factors.

In arriving at its April Fairness Opinion, HFBE, among other things:

o
reviewed certain publicly available information for DiCon, including but not limited to SEC filings for DiCon including 10-K and 10-KSB filings for the fiscal years ended March 31, 2003 through March 31, 2005, 10-QSB filings for the nine months ended December 31, 2005 and 8-K filings filed December 6, 2005, December 20, 2005, December 21, 2005, January 9, 2006 and April 12, 2006;

o	reviewed DiCon’s financial statements and related financial information for the fiscal years ended March 31, 1999 through 2002;

o	reviewed certain information relating to the business, earnings, cash flow, assets and prospects of DiCon furnished to HFBE by DiCon;

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o	conducted discussions with members of senior management of DiCon concerning the business and prospects;

o	reviewed certain publicly available information for the optical component industry including various research analyst reports;

o	analyzed certain financial data for publicly-traded companies deemed comparable to DiCon;

o	analyzed the nature and financial terms of certain business combinations involving companies in lines of business HFBE believes to be generally comparable to those of DiCon;

o	reviewed DiCon’s valuation reports dated November 2003 and November 2005;

o	reviewed the summary appraisal report for DiCon’s facility and land dated March 2006; and

o	reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In arriving at its Opinion Update dated July 6, 2006, HFBE undertook the same reviews and procedures as conducted to render the April Fairness Opinion, and performed the following additional procedures:

o	reviewed DiCon’s 10-KSB filing for the fiscal year ended March 31, 2006;

o	reviewed DiCon’s preliminary financial results for the quarter ended June 30, 2006;

o	reviewed a draft of the preliminary proxy statement concerning the proposed Transaction;

o	reviewed additional available information for publicly-traded companies deemed comparable to DiCon; and

o	reviewed additional research analyst reports on such comparable companies and the optical component industry.

In preparing its opinions, HFBE relied on the accuracy and completeness of all information supplied or otherwise made available to it by DiCon. HFBE did not independently verify the furnished information, or undertake an independent appraisal of the assets of DiCon. HFBE’s opinions are based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinions. HFBE was not requested to and did not solicit third party indications of interest in acquiring all or part of DiCon. HFBE assumed that there had been no material change in DiCon’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE relied on advice of special counsel to DiCon as to all legal matters with respect to DiCon and the proposed transaction.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to particular circumstances. Therefore, the HFBE opinion is not readily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that its analysis must be considered as a whole and that considering any portion of its analysis and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinions. In its analyses, HFBE made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DiCon. Estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values. In addition, analyses relating to the value of the business do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

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The price in the Transaction and the decision to enter into the proposed transaction was solely determined by the Special Committee of the Board of Directors of DiCon. HFBE’s opinions and financial analyses were only one of many factors considered by the Special Committee of the Board of Directors of DiCon in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the DiCon Special Committee or management with respect to the proposed transaction.

HFBE is a recognized business valuation and investment banking firm with expertise in, among other things, valuing businesses and securities and rendering fairness opinions. HFBE is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements of equity and debt, employee stock ownership plans and other general corporate purposes. DiCon selected HFBE because of its experience and expertise in performing valuation and fairness opinion analyses. HFBE does not beneficially own nor has it ever beneficially owned any interest in DiCon. Furthermore, HFBE has no agreement or understanding to provide additional services to DiCon beyond the scope of the fairness opinions.

Valuation Analysis

Industry Overview

The fiberoptic communications has a three-layer networking hierarchy: service providers or carriers, Network Equipment Manufacturers ("NEMs") and optical component manufacturers ("OCMs"). Carriers are communication companies that own optical networks and provide communication services to their customers.

The OCM Industry is divided into three segments, Wide Area Networks ("WAN"), Local Area Networks ("LAN"), and Storage Area Networks ("SAN"), with LAN and SAN providing the most opportunities over the past few years. With a projected annual growth rate between 5 to 15%, the optical components industry is approximately a $2.5 billion industry, but has declined nearly 80% from its peak in the fourth quarter of 2000 of $3.8 billion, according to research firm OVUM-RHK. In addition, there is a lack of visibility in the industry due to pricing pressure and uncertainty of future capital spending.

Optical components are broadly divided into two categories: active and passive.

o	Active components are used in optical networks to generate, amplify and convert an optical signal. Transmitters, amplifiers and receivers are active components.

o	Passive components are used to guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network without the need for power generation.

According to a 2005 report published by the Telecommunications Industry Association, overall telecom spending in the United States expected to reach $1.1 trillion in 2008, a compound average growth rate ("CAGR") of 9.5 percent from 2004 levels. Standard & Poor’s believes that network equipment upgrades, which help transport data more efficiently, are the key to creating new applications that will sustain and boost growth in telecom services.

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After making drastic changes to business models following the broad decline in technology sectors from 2001 to 2003, the optical component industry is finally showing promise as those engaged in optical components sales have consolidated and reduced overhead by outsourcing costly functions such as manufacturing and research and development. While the outsourcing of R&D reduces expenses for many companies, it also leaves companies vulnerable in terms of product innovation should the industry experience a resurgence.

The demand for optical components lies primarily in broadband upgrades by telecom providers to support consumer demands for faster speeds in the LANs and SANs.

Growth in many of the SAN networks is seen through the addition of optical transceivers connecting these networks. Furthermore, growth can be seen in upgrades of existing components to accommodate the demand for more bandwidth. Currently, the migration for companies involves upgrading existing 1 gigabit network interfaces with 4 gigabit network interfaces with the goal of eventually reaching 10 gigabit interfaces. An alternative opportunity, and perhaps more feasible for companies, exist through the integration of the 8 gigabit interface, rather then the more expensive 10 gigabit interface.

The passive component market has relatively low barriers to entry compared to the active component market. Research analysts have noted the potential for increased competition from China in the passive market; however, this increase has yet to materialize.

Additionally, the Company has also invested significantly in research and development efforts related to non-communications technology which it believes has substantial commercial application potential. Nonetheless, to date, these efforts have yet to result in commercialized products.

Market Approach - Analysis of Comparable Publicly-traded Companies

Using publicly available information, HFBE compared selected financial information for DiCon and the following nine selected publicly traded companies in the optical components industry:

o	Avanex Corp.

o	Bookham Technology

o	Emcore Corp.

o	Finisar Corp.

o	Harmonic, Inc.

o	JDS Uniphase Corp.

o	MRV Communications

o	Oplink Communications

o	Optical Communication Products

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HFBE reviewed enterprise values as multiples of latest twelve month, covering July 1, 2005 through June 30, 2006, and estimated fiscal year 2006 revenues. All multiples were based on the determined share value as of July 6, 2006. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates as of that date. HFBE noted that three of the comparable companies (Oplink, Avanex and JDS Uniphase) were more similar to DiCon compared to the other companies.

HFBE noted that DiCon was smaller than all of the comparable companies, which companies, in general, had higher levels of revenues, greater access to capital and more diverse operations.

For DiCon, HFBE applied a range of selected multiples of 2.5x to 3.75x, derived from the selected companies, of latest twelve month revenues to corresponding financial data of DiCon and calculated an enterprise value range for DiCon of $48.6 million to $73.8 million.

HFBE concluded that the range of selected multiples in its April 19, 2006 opinion were still appropriate to utilize in its July 6, 2006 opinion. Please see pages 30-39 of Appendix B for HFBE’s full discussion of the analysis of comparable publicly-traded companies.

Market Approach - Selected Merger & Acquisition Transactions

HFBE researched various merger and acquisition transactions in the optical component industry within the past three years and reviewed the purchase prices and implied transaction multiples for the following selected transactions:

ACQUIROR	TARGET
ྈ Optelecom	ྈ NKF Electronics
ྈ Verilink Corp.	ྈ Larscon, Inc.
ྈ Bookham Technology PLC	ྈ Cierra Photonics, Inc.
ྈ McData Corp.	ྈ Image Technologies
ྈ Next Level Communications	ྈ Motorola Inc.

HFBE reviewed enterprise values in the selected transactions as a multiple of latest twelve-month revenues, covering July 1, 2005 through June 30, 2006. All multiples for the selected transactions were based on publicly available information at the time of announcement of the particular transaction. HFBE noted that most of the target companies were substantially larger than DiCon and were announced when market conditions were significantly different than DiCon’s current conditions. Furthermore several of the target companies were not directly comparable to DiCon. In addition, there were several transactions involving privately held companies where transaction data was not publicly available. Based on the date of the transaction and other factors specific to the transaction, certain of the valuation multiples observed in the transactions were discounted to account for the difference in market conditions in the optical component industry. Given the factors discussed above, among others, HFBE concluded that the multiples in selected merger and acquisition transactions were not reliable indicators to derive implied values for DiCon.

No company or transaction utilized in the comparable public company analysis or the comparable transaction analysis is identical to DiCon and, accordingly, HFBE’s analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors which would necessarily affect the relative value of DiCon versus the companies to which it was compared. In evaluating the comparable public companies and the comparable transactions, HFBE made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other factors, many of which are beyond the control of HFBE or DiCon. Please see pages 40-45 of Appendix B for HFBE’s full discussion of the analysis of selected merger and acquisition transactions.

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Income Approach - Discounted Cash Flow Analysis

Normally, HFBE would perform a discounted cash flow analysis of DiCon; however, given the lack of visibility in the industry and management’s uncertainty as to the future outlook for the Company, HFBE deemed such projections and analysis as unreliable.

Equity Value of DiCon

The implied enterprise value of DiCon calculated by HFBE ranged from $48.6 million to $73.8 million. DiCon had $11.7 million in debt outstanding and $21.2 million in cash and equivalents at March 31, 2006. The resulting equity value of DiCon ranged from $58.1 million to $83.3 million.

Adjustment to Equity Value for Excess Land, Unused Facility Space, and California Enterprise Zone tax refund

HFBE adjusted the range of equity values to include the value of excess land adjacent to the Company’s facility in Richmond, California. This tract was appraised at $4.6 million by a qualified real estate appraisal firm, CB Richard Ellis, in March 2006. CBRE was selected by Cathay Bank, one of the Company’s lenders and Cathay paid CBRE’s fees for the appraisal report.

CBRE is a full-service real estate services company. Together with its partner and affiliate offices, CBRE has more than 300 offices in more than 50 countries. The Valuation & Advisory Services business line of CBRE is a nationwide organization of experienced professionals, providing appraisal and consulting services to a broad-based national and local clientele. CBRE's Valuation & Advisory Services business line has expertise in the appraisal of multifamily, retail, industrial, office, hotel and special purpose properties.

The CBRE appraisal report was prepared at the request of the Cathay Bank and includes an appraisal of the Company’s 202,811 office/R&D building built in 2002 and situated on a 10.98-acre site in Richmond, Contra Costa County, California and a 5.88-acre parcel which is considered excess land and which is either vacant or consists of paved striped and landscaped area The CBRE report provided an appraisal of the value of the excess land and an appraisal of the office/R&D building based on a capitalization of the income stream that would be generated if leased. The excess land was appraised at $4.6 million and the office/R&D building was appraised at $25 million in the CBRE appraisal report. The Company has not sought the consent of CBRE to include this summary of the appraisal report in this Proxy Statement or any other public filing.

Next, HFBE calculated the value of the estimated potential rental income stream from the lease of approximately 80,000 square feet of unused space at the Company’s facility. Such value was calculated utilizing the rental rate set forth in the real estate appraisal and capitalization rates ranging from 10 to 12 percent. The capitalization rates used were based on the risk of leasing the entire amount of unused space, timing of such lease(s), commissions and other factors.

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Finally, HFBE adjusted the range of equity values to include the anticipated California Enterprise Zone tax refund estimated at $2.7 million.

Adding the land value of $4.6 million, a range of value for the estimated rental income stream of $7.1 to $8.5 million, and a value for the estimated tax refund of $2.7 million to the previously calculated values results in an adjusted range of equity values of $72.6 to $99.6 million for DiCon. Based on 112 million shares outstanding prior to the reverse stock split, the range of implied equity values per share was $0.63 to $0.86 per share. Based on 22.4 million shares outstanding following the 5-for-1 reverse stock split, the range of implied equity values per share was $3.17 to $4.32 per share. Please see pages 5-8 of Appendix C for HFBE’s full discussion of the adjustments to the valuation related to excess land, unused office space and the California Enterprise Zone tax refund.

Therefore, the fractional share price of $1.00 per pre-Stock Split share compared favorably to the implied equity value of DiCon of $0.63 to $0.86 per share and the Tender Offer Price of $5.00 per post-Stock Split share compared favorably to the implied equity value of DiCon of $3.17 to $4.32 per share.

Fees. HFBE will receive total fees of $65,000 for its services to DiCon. DiCon has agreed to indemnify HFBE for certain liabilities related to or arising out of the engagement, including liabilities under federal securities laws.

Disadvantages of the Stock Split

Reduction of publicly available information about the Company. After deregistration of the Company’s shares under the Exchange Act, the Company will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement and information regarding our operations and financial results that is currently available to the general public and our shareholders will not be readily available. Shareholders seeking information about us may need to contact us directly to receive such information. We may or may not provide shareholders with requested information that we are not required by law to provide. Since there is currently no trading market for the common stock, the Special Committee and the Board believe that the overall benefits to the Company of no longer being a public reporting company substantially outweigh the disadvantages associated with a lack of publicly available information about the Company. Please see the section above entitled "Special Factors - Effects of the Stock Split" for more information. The Transaction will not affect the right of the continuing shareholders to obtain certain information from the Company under California law. For example, under California law, a shareholder has the right to make a written request to inspect certain books and records for any purpose reasonably related to the person’s interest as a shareholder.

The Sarbanes-Oxley Act and other reporting and disclosure provisions will no longer apply to the Company. After the completion of the Transaction and the deregistration of our shares, we will no longer be subject to the liability provisions of the Exchange Act that apply to public companies or the provisions of the Sarbanes-Oxley Act, which was enacted in 2002 in order to enhance corporate responsibility, enhance financial disclosures and combat corporate and accounting fraud. Among other things, the Sarbanes-Oxley Act requires our chief executive officer and chief financial officer to certify as to the accuracy of the financial statements contained in our SEC periodic reports. Our chief executive officer and chief financial officer will no longer be required to make these certifications after our SEC reporting obligation is suspended. The elimination of this requirement and others could be disadvantageous to continuing shareholders in light of the purposes of the Sarbanes-Oxley Act.

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The Company will no longer have the potential benefits traditionally associated with public reporting company status. Another potential disadvantage of the Transaction is that we may lose some of the benefits traditionally associated with being a public reporting company, such as ready access to the capital markets for issuances of securities. We would still have access to capital markets, but if we were to conduct an offering of the Company’s shares or other securities, we would have to again become a public reporting company. As a result, the expenses that we are seeking to eliminate would be reinstated. We believe that the cost savings of deregistration outweigh the drawbacks of losing ready access to the capital markets. We have not issued any shares or any other securities in a public offering, and we do not presently expect to have a need to do so.

Cashed-out Shareholders will not participate in any future increases in value of the Company’s shares or receive dividends. Following the Transaction, Odd-lot Shareholders who sell all their shares to the Company in the Tender Offer will have no further financial interest in the Company and will not participate in the potential appreciation in the value of the Company’s shares, or receive any dividends on the Company’s shares.

For a discussion of the material income tax consequences of the Stock Split, see "Material Federal Income Tax Consequences."

Conclusion

The Special Committee and the Board believe that the factors described above, both favorable and unfavorable, when viewed together, support a conclusion that the Stock Split and the Tender Offer are fair to the unaffiliated shareholders.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summarizes the material United States federal income tax consequences of the Stock Split to holders whose pre-split shares of our common stock are exchanged for post-split shares pursuant to the Stock Split. The material United States federal income tax consequences with respect to the Tender Offer will be discussed in the tender offer documents to be provided in connection with the Tender Offer. The summary is based on the Internal Revenue Code of 1986, as amended, applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and pronouncements, all of which are subject to change, possibly with retroactive effect. The discussion applies only to holders who hold the pre-split shares and the post-split shares as capital assets (generally, property held for investment), and does not address the tax consequences that may be relevant to holders that are subject to special tax rules, such as insurance companies, tax-exempt organizations, broker-dealers, financial institutions, traders in securities that elect to mark to market, or holders who hold the pre-split shares as part of a hedge, straddle, constructive sale or conversion transaction, or who acquired the pre-split shares pursuant to the exercise of warrants, employee stock options or otherwise as compensation.

For purposes of this summary, a “United States shareholder” is a beneficial owner of common stock that for United States federal income tax purposes is: (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any State or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States shareholders for federal income tax purposes. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a holder of common stock, the United States federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners should consult their own tax advisors as to the particular United States federal income tax consequences to the them. A “Non-United States shareholder” is a beneficial owner of common stock (other than a partnership) that is not a United States shareholder.

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United States Shareholders. In general, for United States federal income tax purposes, (i) no gain or loss should be recognized by a United States shareholder on the exchange of the pre-split shares for the post-split shares pursuant to the Stock Split (except with respect to cash payments that are received by such holder for fractional shares); (ii) the aggregate tax basis in the post-split shares received by a United States shareholder in the Stock Split should be the same as the aggregate tax basis in the pre-split shares exchanged therefor (adjusted to the extent required with respect to cash payments that are received by such holder for fractional shares); and (iii) the tax holding period for the post-split shares received by a United States shareholder in the Stock Split should include the period during which such holder held the pre-split shares exchanged therefor. Certain United States shareholders may be required to provide their United States taxpayer numbers and certain other information on IRS Form W-9.

Non-United States Shareholders. In general, for United States federal income tax purposes, no gain or loss should be recognized by a Non-United States shareholder on the exchange of the pre-split shares for the post-split shares pursuant to the Stock Split, except with respect to cash payments that are received by such holder for fractional shares and such holder is an individual who is present in the United States for 183 days or more during the taxable year of such disposition and certain other conditions are met, or the payment is effectively connected with the conduct of a trade or business in the United States by the Non-United States shareholder. The Non-United States shareholders may be required to certify as to their non-United States status and provide certain other information on IRS Form W-8BEN.

The United States federal income tax consequences set forth above are included for general informational purposes only and are based upon current law. Because individual circumstances may differ, each holder of pre-Stock Split shares of our common stock is urged to consult with its own tax advisor to determine the applicability of the rules discussed above to such holder and the particular tax effects of the Stock Split, including the application and effect of state, local, foreign and other tax laws.

ADDITIONAL INFORMATION REGARDING THE TRANSACTION

Unavailability of Dissenters’ Rights

No appraisal or dissenters’ rights are available to shareholders who vote against the Stock Split under California law or under the Company’s Articles of Incorporation or Bylaws for his or her fractional share that will be cashed out in the Stock Split. Other rights or actions may be available under California law or federal and state securities laws for shareholders who can demonstrate that they have been damaged by the Stock Split.

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Structure and Effects of the Transaction.

Jean Lin, the Company’s Stock Administrator, will be acting as the Company’s exchange agent and transfer agent in this Transaction (the "Transfer Agent"). Jean Lin is an employee of the Company and not a representative of a third-party exchange agent or transfer agent.

All shareholders’ certificates shall be surrendered in exchange for new stock certificates representing the number of whole shares resulting from the Stock Split and the right to receive the Fractional Share Price in lieu of issuing fractional shares. Shareholders will receive a transmittal letter from the Company as soon as practicable after the Stock Split is completed. The transmittal letter will contain instructions on how to surrender your existing share certificate(s) to the Transfer Agent for your cash payment. Pursuant to a Buy-Sell Agreement with the Company, most of the Company’s shareholders have previously appointed the Secretary of the Company as custodian to hold their stock certificate(s). If you are one of those shareholders, by signing the Letter of Transmittal you will be authorizing the Secretary, as your custodian, to release your stock certificate(s) to the Company. Once the new certificate is issued, it will be delivered to the custody of the Company’s Secretary, in accordance with the terms of the Buy-Sell Agreement between you and the Company.

If you are one of the few shareholders who have retained their share certificate(s), you will need to deliver your stock certificate(s) with the Letter of Transmittal. However, please do not deliver certificates with the enclosed proxy.

Escheat Laws

The unclaimed property and escheat laws of each state provide that under circumstances defined in that state’s statutes holders of unclaimed or abandoned property must surrender that property to the state. Persons whose fractional shares are cashed out as a result of the Stock Split and whose addresses are unknown to us, or who do not return their stock certificates and request payment for their cashed-out fractional shares, generally will have a period of years from the Effective Date in which to claim the cash payment payable to them. For example, with respect to shareholders whose last known addresses are in California, as shown by our records, the period is three years. Following the expiration of that three-year period, the Unclaimed Property Law of California would likely cause the cash payments to escheat to the State of California. For shareholders who reside in other states or whose last known addresses, as shown by our records, are in states other than California, such states may have abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of such other jurisdictions, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than three years. If we do not have an address for the holder of record of the shares, then unclaimed cash-out payments would be turned over to our state of incorporation, the state of California, in accordance with its escheat laws.

Termination of Stock Split

Although we are requesting your approval of the Stock Split, the Board may, in its discretion, withdraw the Stock Split from the agenda of the Annual Meeting prior to any vote on the Stock Split. The Board also may abandon the Stock Split following receipt of shareholder approval and before the Effective Date. The Board presently believes that the Stock Split is in the Company’s best interests and has recommended a vote for the Amendment to effect the Stock Split. Nevertheless, the Board believes that it is prudent to recognize that factual circumstances could possibly change such that it might not be appropriate or desirable to effect the Stock Split. Reasons to abandon the Stock Split include, among other things:

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•	Any change in the nature of the Company’s shareholdings which would result in us not being able to reduce the number of record holders below 300 as a result of the Stock Split;

•	Any change in the number of our record holders that would enable us to deregister the Company’s shares under the Exchange Act without effecting the Stock Split;

•
Any change in the number of the shares that will be exchanged for cash in connection with the Stock Split that would substantially increase the cost and expense of the Stock Split in comparison to what is currently anticipated or

•	Any adverse change in the condition of the Company that would render the Stock Split inadvisable.

If the Board decides to withdraw the Stock Split from the agenda of the Annual Meeting, the Board will promptly notify our shareholders of the decision by mail and by announcement at the Annual Meeting.

Price Range Of Shares; Dividends

There is no established public trading market for the Company’s common stock. In the absence of a public market, the fair value of the Company’s common stock is determined by the Company’s Board of Directors.

On January 6, 2006, the Board declared a special cash dividend of $0.02 per share of common stock in the aggregate amount of $2.2 million to shareholders of record as of January 6, 2006. The dividend was paid on January 24, 2006. The Company did not declare a dividend on its common stock during the fiscal years ended March 31, 2005, or 2004, or in any subsequent period for which financial information is required.

Recent Stock Repurchases

In connection with their purchase of the Company’s common stock, all shareholders entered into Buy-Sell Agreements with the Company. Consequently, all issued and outstanding shares of the Company’s common stock are subject to substantial transfer restrictions imposed by the Buy-Sell Agreements. Employee shareholders and investors entered into different forms of Buy-Sell Agreement. In general, the Buy-Sell Agreements give DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a proposed transfer of the shares or the occurrence of other events specified in the agreements, such as the termination of an employee shareholder’s employment with DiCon. The purchase price paid in such event is solely as determined by the valuation method set forth in the Buy-Sell Agreement.

During the past two years, DiCon exercised the option to repurchase 77,715 shares upon employment termination pursuant to the Company’s form of Buy-Sell Agreement with its employee shareholders. Since the April Tender Offer, in June 2006, the Company repurchased 4,744 shares from departing employees at the purchase price of $1.00 per share.

The following table sets forth for each quarter during the past two years the number of securities purchased and the price paid for each quarter. Pursuant to a valuation study conducted in November 2003, the Board determined that the current fair value of the shares of the Company’s shares then was $0.96 per share. Since the November 2003 valuation, the Board, with the assistance of management, has monitored the Company’s share value periodically and each time determined that $0.96 per share was the per share current fair value of the Company. In April 2006, based on HFBE's valuation of $0.70-0.95 per share a fairness opinion that the $1.00 April Tender Offer price was fair, the Special Committee and the Board of Directors determined that $1.00 per share was a fair price for the Company's common stock.

40

Quarter ended	Number of Shares Repurchased	Share Price Paid
June 30, 2004	14,380	$0.96
September 30, 2004	11,105	$0.96
December 31, 2004	5,441	$0.96
March 31, 2005	11,462	$0.96
June 30, 2005	7,318	$0.96
September 30, 2005	12,307	$0.96
December 31, 2005	6,639	$0.96
March 31, 2006	9,063	$0.96
June 30, 2006	7,127(1)	$0.99(1)

(1)2,383 shares were repurchased at $0.96 per share and 4,744 shares were repurchased at $1.00 per share.

The average price per share repurchased over the last two years was approximately $0.96.

Financial Information

Additionally, the information set forth in the sections entitled "Item 7. Financial Statements" on pages F-1 to F-24 of the Company’s annual report on Form 10-KSB for the fiscal years ended March 31, 2006 and 2005 is incorporated by reference into this Proxy Statement. The information set forth in the sections entitled "Item 1. Financial Statements" on pages 3 to 13 of the Company’s quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2006 is incorporated by reference into this Proxy Statement. Copies of the annual report and quarterly report will be delivered by the Company to the shareholders in connection with the dissemination of the Proxy Statement.

Book Value Per Share. The book value per share of our common stock at the end of the three months period ended March 31, 2006 (the date of our most recent balance sheet presented) is $0.4164.

Computation of Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is the sum of pre-tax income or loss from continuing operations and fixed charges, and fixed charges is the sum of (a) all interest, whether expensed or capitalized, (b) amortization of debt issuance costs, (c) discounts or premiums related to indebtedness and (d) the estimated interest component of rental expense.

41

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)
	Year Ended March 31,
	2006	2005	2004
Earnings:

Income (loss) before Income Taxes	$4,498	$(8,988)	$(14,009)

Fixed Charges	$1,067	1,229	1,366

Income (loss) before Income Taxes and Fixed Charges	$5,565	$(7,759)	$(12,643)

Fixed Charges:
Interest Expense	$1,067	$ 1,229	$ 1,366
Ratio of Earnings (Loss) to Fixed Charges	5.21x	(6.31)x	(9.26)x

INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS

AND ARRANGEMENTS CONCERNING SHARES

As of June 30, 2006, DiCon had 111,907,283 shares issued and outstanding (including shares allocated pursuant to DiCon’s Employee Stock Purchase Plan), and had reserved 3,786,896 shares for issuance upon exercise of outstanding stock options. The 533 shares that DiCon will cash out as fractional shares represent approximately 0.00048% of the total outstanding shares. As of June 30, 2006, DiCon’s directors and executive officers as a group (7 persons) beneficially owned an aggregate of 54,587,214 shares (including 970,654 shares covered by currently exercisable options granted under DiCon’s Employee Stock Option Plan) representing approximately 47.2% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Directors, officers and employees of DiCon who own shares may participate in the Tender Offer on the same basis as DiCon’s other shareholders.

Except as set forth below, none of DiCon, any subsidiary of DiCon, and to the best of DiCon’s knowledge, any of DiCon’s directors and executive officers, or any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof:

Date of Transaction	Number of Shares Repurchased	Per Share Price Paid
6/12/06	4,298	$1.00
6/16/06	446	$1.00

Since January 1, 2006, DiCon also issued stock options to purchase up to 16,190 shares of common stock to employees; however, no shares were issued pursuant to outstanding stock options.

Except for outstanding options to purchase shares granted from time to time over recent years to certain directors and employees (including executive officers) of DiCon pursuant to DiCon’s Employee Stock Option Plan, and except as otherwise described in this Proxy Statement, neither DiCon nor, to the best of DiCon’s knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Proxy Statement with respect to any securities of DiCon including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

42

Except as disclosed in this Proxy Statement, none of DiCon or its directors and executive officers have current plans or proposals which relate to or would result in:

•
the acquisition by any person of additional securities of DiCon or the disposition of securities of DiCon, except with limited issuance of employee stock options and repurchases from terminated employees under the Buy-Sell Agreements;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DiCon or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of DiCon or any of its subsidiaries;

•	any material change in the present Board of Directors or management of DiCon;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of DiCon;

•	any other material change in DiCon’s corporate structure or business; or

•	any change in DiCon’s Articles of Incorporation or Bylaws or any actions which may impede the acquisition of control of DiCon by any person.

REGULATORY APPROVALS

The Company is not aware of any material governmental or regulatory approval required for completion of the Stock Split, other than compliance with the relevant federal and state securities laws and California corporate laws.

REQUIRED VOTE

The approval of the amendment to the Company’s Articles of Incorporation to effect a 5-for-1 reverse stock split requires the affirmative vote of the holders of a majority of the shares outstanding as of the record date.

RECOMMENDATION OF THE BOARD

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT A 5-for-1 REVERSE STOCK SPLIT.

43

EXECUTIVE COMPENSATION

Management And Affiliates

Biographical information regarding DiCon’s Directors is set forth in the Section titled "Nominees" in Proposal No. 1. DiCon's executive officers as of June 30, 2006, are as set forth below. Unless otherwise noted below, the business address of each of the following persons is 1689 Regatta Blvd., Richmond, California 60542 and the telephone number is (510) 620-5000.

Name	Age	Position

Ho-Shang Lee, Ph.D.	47	President, Chief Executive Officer and Director
Paul Ming-Ching Lo	48	Vice President of Manufacturing and Operations
Anthony T. Miller	64	General Counsel and Secretary

Ho-Shang Lee, Ph.D., President, Chief Executive Officer and Director. Dr. Ho-Shang Lee has served as DiCon’s President, Chief Executive Officer and a member of the Board of Directors since the inception of DiCon in June 1986. Dr. Lee earned his B.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and his M.S. and Ph.D. in Mechanical Engineering from the University of California, Berkeley in 1984 and in 1986, respectively.

Paul Ming-Ching Lo, Vice President of Manufacturing and Operations. Paul Ming-Ching Lo joined DiCon in August 1997. Prior to joining DiCon, Mr. Lo was President and Chief Engineer of FEAC Technologies, Inc. from 1986 to 1997. Mr. Lo earned his B.S. in Engineering in 1979 from National Cheng-Kung University, Taiwan.

Anthony T. Miller, General Counsel and Secretary. Anthony T. Miller joined DiCon in March 2000. Before joining DiCon, Mr. Miller was in private law practice in San Francisco. Mr. Miller’s prior experience includes serving as Vice President-Administration, General Counsel and Secretary of American Resource Corporation, and as an Assistant General Counsel of Bank of America. Mr. Miller earned a B.A. in Political Science from Stanford University in 1964 and a J.D. from Hastings College of Law in 1968.

Each of DiCon's officers and directors is a United States citizen, except Chung-Lung Lin, who is a citizen of Taiwan. Unless otherwise noted, none of the officers or directors of Company has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the officers and directors has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

44

Except for the repurchase of shares from employees and the issuance of stock options to employees, during the 60 days prior to June 30, 2006, DiCon and its executive officers and directors did not effect any transactions in the common stock.

Summary Compensation Table

The following table sets forth all compensation for the chief executive officer and the three most highly compensated executive officers other than the chief executive officer who were serving at the end of the fiscal year ended March 31, 2006. This table shows the compensation earned by these individuals for the last three fiscal years ended March 31, 2006.

		Annual Compensation	Long-term Compensation
Name And Principal Position	Fiscal Year Ended March 31	Salary ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($) (1)
Ho-Shang Lee, Ph.D.	2006	$ 62,100	--	--	$9,580
President and Chief Executive Officer	2005	$ 61,200	--	--	$4,360
	2004	$ 57,600	--	--	$1,728

Paul Ming-Ching Lo	2006	$145,563	--	--	$7,278
Vice President of Manufacturing and Operations	2005	$139,188	--	--	$6,959
	2004	$128,000	--	--	$3,200

Jannett Wang(2)	2006	$108,216	--	--	--
Vice President of Administration	2005	$130,617	--	--	--
	2004	$116,667	--	--	--

Anthony T. Miller	2006	$126,156		--	--
General Counsel and Secretary	2005	$152,469	--	--	--
	2004	$226,000	--	--	--

(1) The amounts in this column include DiCon’s contributions to the 401(k) plan which covers all eligible employees who meet certain service requirements. Employees may elect to defer a portion of their gross salary to their accounts within the 401(k) plan. DiCon at its option may make additional contributions to the employee accounts. For the fiscal years ended March 31, 2006, 2005, and 2004, DiCon elected to match 50 percent of the first 6 percent of the employee contributions. DiCon’s contributions are subject to a six-year vesting schedule.

(2) On December 19, 2005, Jannett Wang submitted her resignation effective January 2, 2006.

Options Grants in Last Fiscal Year

There were no stock options for DiCon shares granted to the executive officers listed in the Summary Compensation Table during the fiscal year ended March 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year - End Option Values

The following table sets forth for each executive listed in the Summary Compensation Table the number of options exercised in the fiscal year ended March 31, 2006, and the number of shares subject to both exercisable and unexercisable stock options as of March 31, 2006. In addition, the table sets forth the value of unexercised options as of March 31, 2006.

45

Name	Shares Acquired On Exercise (# of shares)	Value Realized ($)	Number Of Shares Underlying Unexercised Options at Fiscal Year-End (# of shares)		Value of Unexercised in- the-money Options at Fiscal Year End(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ho-Shang Lee, Ph.D. President and Chief Executive Officer	--	--	--	--	--	--
Paul Ming-Ching Lo Vice President of Manufacturing and Operations	--	--	676,354	--	--	--
Jannett Wang(2) Vice President of Administration	--	--	--	--	--	--
Anthony T. Miller General Counsel and Secretary	--	--	156,800	--	--	--
(1)The value of unexercised options is based on the fair market value of the underlying stock at fiscal year end, as determined by the Board of Directors.
(2)On December 19, 2005, Jannett Wang submitted her resignation effective January 2, 2006.

Board Report on Executive Compensation

Compensation for the President and Chief Executive Officer is determined by the Board based on competitive factors and the contribution of the President and Chief Executive Officer.

Compensation for executive officers is determined by the President and Chief Executive Officer based on competitive factors and the contribution of the individual employee.

46

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons who are known to DiCon to be the beneficial owner of more than five percent of DiCon’s common stock as of June 30, 2006:

Title Of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Ho-Shang Lee, Ph.D. 1689 Regatta Blvd. Richmond, CA 94804	27,825,070(1)	24.1%
Common	Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust 1689 Regatta Blvd. Richmond, CA 94804	14,626,410	12.7%
Common	Anne Bleecker Corcos, as Trustee for The Anne Bleecker Corcos Revocable Trust 88 Codornices Road Berkeley, CA 94708	11,786,000	10.2%
Common	Mei-Li Lee 1689 Regatta Blvd. Richmond, CA 94708	21,295,607(2)	18.4%
Common	Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust 300 Drake’s Landing Road, Suite 250 Greenbrae, CA 94904-2498	7,483,500 (3)	6.5%
Common	Samuel L. Taylor 506 Arlington Ave. Berkeley, CA 94707	14,522,920(4)	12.6%

(1) Includes 871,070 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2) Includes 285,858 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 1,539 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3) Includes 57,500 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 7,076,000 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 350,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC ("Fairview") is the general partner. Mr. Mathieson is the managing member of Fairview.

(4) Includes 7,076,000 shares held by Mr. Taylor as co-Trustee for the Charlotte Bliss Taylor Trust.

47

Security Ownership of Management and Directors

The following table sets forth information regarding DiCon’s common stock beneficially owned by all directors and executive officers as of June 30, 2006:

Title of Class	Name Of Beneficial Owner	Amount And Nature Of Beneficial Ownership	Percent Of Class
Common	Ho-Shang Lee, Ph.D.	27,825,070 (1)	24.1%
Common	Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust	14,626,410	12.7%
Common	Chung-Lung Lin	3,739,885 (2)	3.2%
Common	Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust	7,483,500 (3)	6.5%
Common	Dunson Cheng	-0- (4)	0.00%
Common	Paul Ming-Ching Lo	744,165 (5)	0.6%
Common	Anthony T. Miller	168,184 (6)	0.1%

	Total for directors and executive officers	54,587,214	47.2%

(1) Includes 871,070 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2) Includes 80,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 1,180,000 shares held by a company owned by Mr. Lin and 32,101 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3) Includes 57,500 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 7,076,000 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 350,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC ("Fairview") is the general partner. Mr. Mathieson is the managing member of Fairview.

(4) In January 2004, Dunson Cheng voluntarily surrendered past and future stock option awards under the Employee Stock Option Plan.

(5) Includes 676,354 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 37,811 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(6) Includes 156,800 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 11,384 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

Changes in Control

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

48

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Dunson Cheng is Chairman of the Board, Director, President and Chief Executive Officer and a shareholder of Cathay Bank. Cathay Bank was the lender under the construction loan for the Company’s corporate headquarters and manufacturing facility in Richmond, California, and is the lender under the mortgage loan which refinanced the construction loan. (See Note 12 to financial statements appearing in the Company’s annual report on Form 10-KSB for the fiscal year ended March 31, 2006). Dr. Cheng became a Director of DiCon in February 2002.

During the fiscal year ended March 31, 2005, DiCon paid Cathay Bank $5,656,404 in principal and interest on the mortgage loan. The loan balance at March 31, 2005, was $20,913,460. Subsequent to March 31, 2005, the Company made numerous prepayments to reduce the unpaid principal balance of the Loan down to $9,957,051.51 with interest paid through March 20, 2006.

On April 10, 2006, DiCon entered into a Loan Modification and Extension Agreement and Amendment to Promissory Note ("Loan Modification") and a Modification of Construction Trust Deed ("Trust Deed") with Cathay Bank. The Loan Modification and Trust Deed extended the final payment date of the loan from October 20, 2007, to October 20, 2017, decreased the interest rate on the loan from the Index to the Index minus 1%, and released a parcel of vacant land of approximately 5.88 acres from the lien of the Trust Deed.

Dr. Ho-Shang Lee, President and Chief Executive Officer of DiCon, has personally indemnified Cathay Bank against any loss, expense or damage suffered by Cathay Bank resulting from Cathay Bank’s reliance upon certain representations and warranties provided by DiCon under the mortgage loan. Dr. Lee does not receive any fee or other compensation for issuing this indemnity.

The bank line of credit to Global from a Taiwan bank is personally guaranteed by Dr. Lee and corporately guaranteed by DiCon. Neither guarantor receives any fee or other compensation for issuing its guarantee.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and holders of more than 10% of the Company’s common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of the Company. Such officers, directors, and 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of such forms that it has received, the Company believes that, during the fiscal year ended March 31, 2006, all Section 16(a) filing requirements were satisfied on a timely basis.

OTHER BUSINESS

The Board of Directors knows of no other matters that may be presented for shareholder action at the meeting. However, if other matters do properly come before the meeting, it is intended that the persons named in the proxies will vote upon them in accordance with their best judgment.

The Company will furnish to any shareholder any exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006, upon receipt of a written request therefore mailed to the Company’s office, 1689 Regatta Blvd., Richmond CA 94804 Attention: Corporate Secretary and upon payment of the Company’s reasonable expenses in furnishing the exhibit.

49

SHAREHOLDER PROPOSALS - 2007 ANNUAL MEETING

Shareholders are entitled to present proposals for action at a forthcoming shareholders’ meeting if they comply with the requirements of the proxy rules. Under the proxy rules, any proposals intended to be presented at the Annual Meeting of Shareholders of the Company to be held in the Year 2007 must be received at the Company’s offices on or before May 28, 2007, in order to be considered for inclusion in the Company’s Proxy Statement and form of proxy relating to such meeting. Any proposal submitted outside the process for inclusion in the Proxy Statement must be received at the Company’s offices on or before August 11, 2007, to avoid being considered untimely.

50

PROXY

DiCon Fiberoptics, Inc. ("DiCon")

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PLEASE VOTE, SIGN AND RETURN THIS PROXY AS PROMPTLY AS POSSIBLE IN THE ENVELOPE PROVIDED

The undersigned shareholder hereby appoints Ho-Shang Lee, with full power of substitution, to act as proxy and hereby authorizes him to represent and to vote, as designated below, all shares of common stock of DiCon Fiberoptics, Inc. which the undersigned shareholder is entitled to vote at the annual meeting of shareholders to be held at DiCon’s executive offices, 1689 Regatta Blvd., Richmond, CA 94804 on Sunday, October 15, 2006, at 10:00 a.m. local time, and any adjournment or postponement thereof.

A.	The undersigned shareholder hereby authorizes the proxy to vote each proposal as marked, or if not marked to vote "APPROVE" for each proposal.

	1.	Proposal for election of directors:

The nominees are: Ho-Shang Lee, Gilles M. Corcos, C.L. Lin, Andrew F. Mathieson, and Dunson Cheng.

To vote for all nominees check the "APPROVE all nominees" box below.

To withhold authority to vote for any nominee check the "APPROVE all nominees" box below, and strike a line through that nominee’s name above.

		☐			APPROVE all nominees listed above (except as marked to the contrary above)	☐	WITHHOLD AUTHORITY to vote for all nominees listed above

	2.	Proposal for the ratification of the appointment of Burr, Pilger & Mayer LLP as Independent Registered Public Accounting Firm of DiCon Fiberoptics, Inc. for the fiscal year ending March 31, 2007.

		☐	APPROVE	☐	DISAPPROVE	☐	ABSTAIN

	3.	Proposal for the approval of the amendment to DiCon Fiberoptics, Inc.’s Articles of Incorporation to effect a 5-for-1 reverse stock split.

		☐	APPROVE	☐	DISAPPROVE	☐	ABSTAIN

B.
The undersigned shareholder ☐ HEREBY AUTHORIZES ☐ DOES NOT HEREBY AUTHORIZE the proxy to use his discretion to vote on such other business as may properly come before the annual meeting and any adjournment or postponement thereof in accordance with Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

Whether or not you plan to attend the DiCon annual meeting in person, please complete and return this proxy as promptly as possible in the enclosed postage prepaid envelope.

Please indicate below whether you plan to attend the DiCon annual meeting in person.

				☐	PLAN TO ATTEND	☐	DO NOT PLAN TO ATTEND

IMPORTANT: Please sign exactly as your name appears on your shares of DiCon stock. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If the signer is a corporation please sign in the corporate name by a duly authorized officer. If a partnership, please sign in the partnership name by an authorized person. If shares are held jointly, each shareholder should sign.

Date: ________________, 2006

Signature: ___________________________

51

Appendix A
Appendix A

FORM OF CERTIFICATE OF AMENDMENT
of
ARTICLES OF INCORPORATION
of
DICON FIBEROPTICS, INC.

Ho-Shang Lee and Anthony T. Miller certify that:

1.	They are the President and the Secretary of DiCon Fiberoptics, Inc., a California corporation.

2.
Upon the date this Certificate of Amendment of Articles of Incorporation becomes effective, Article Four of the Articles of Incorporation of this corporation is amended in its entirety to read as follows:

3.	"This corporation is authorized to issue only one class of shares which are designated common stock; and the total number of shares which this corporation is authorized to issue is 40,000,000.

On the amendment of this Article, each one share of common stock issued and outstanding immediately before the time this amendment becomes effective shall be and is hereby automatically combined, reclassified and changed (by way of reverse stock split, without any further act) into one-fifth (1/5th) of a share of common stock; provided that no fractional shares of common stock shall be issued in respect of any shares of common stock held by any holder in a discrete account, whether of record or with a nominee, and that instead of issuing such fractional shares of common stock, the corporation shall pay in cash, as of the time this amendment becomes effective, at the rate of $5.00 per one post-reverse split share (i.e., $1.00 for each pre-reverse split share that becomes part of a fractional post-reverse split share)."

4.	The amendment was adopted and approved by Board of Directors of DiCon Fiberoptics, Inc.

5.
The amendment was adopted and approved by the required vote of the Shareholders of DiCon Fiberoptics, Inc. in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares entitled to vote with respect to the amendment was 111,907,283. The favorable vote of a majority of such shares is required to approve the amendment. The number of shares voting in favor of the amendment equaled or exceeded the vote required.

The undersigned hereby declare under penalty of perjury that the statements set forth in this Certificate are true and correct of their own knowledge.

Executed on_______, 2006, in Richmond, California.

/s/ HO-SHANG LEE /s/ ANTHONY T. MILLER
---------------------------------- ----------------------------------
Ho-Shang Lee, President Anthony T. Miller, Secretary

A-1

Appendix B

DiCon
FIBEROPTICS, INC

hfbe
howard
frazier
barker
elliott
inc

VALUATION ADVISORS AND INVESTMENT BANKERS
HOUSTON OFFICE
The Mellie Esperson Building
815 Walker, Suite 1140
Houston, Texas 77002
phone| 713.225.9580
fax | 713.225.9588
DALLAS OFFICE
Thanksgiving Tower
1601 Elm St., Suite 1930
Dallas, Texas 75201
phone| 214.954.1717
fax | 214.954.1718
www.hfbe.com
Confidential
April 2006
Fairness Opinion Presentation to the
Special Committee of the Board of Directors
of DiCon Fiberoptics, Inc.

I.
The Engagement
II.
Due Diligence
III.
Summary of the Proposed Transaction
IV.
Business
V.
Financial Analysis
VI.
Industry Analysis
VII.
Company Outlook
VIII.
Fairness Analysis
IX.
Conclusion

I.  The Engagement
Howard Frazier Barker Elliott, Inc. (“HFBE”) has been requested to render an opinion (the “Opinion”) to the special committee of the board of directors (the “Special Committee”) of DiCon Fiberoptics, Inc. (“DiCon” or the “Company”) with respect to the fairness, from a financial point of view, of the consideration to be received in a tender offer to the common shareholders of DiCon (the “Proposed Transaction”).
HFBE will consent to (i) a description and inclusion of the Opinion in any filings the Company is required to make with the Securities and Exchange Commission (“SEC”) as a result of the Proposed Transactions and (ii) references to HFBE in such materials, provided that any such description is reasonably acceptable to HFBE.  Except as otherwise provided above or otherwise required by law, the Opinion is solely for the use and benefit of the Company and the Special Committee and will not be disclosed publicly or made available to third parties without HFBE's prior written consent.

II.  Due Diligence
Interviews and Discussions
Andrew F. Mathieson – Director, Member of Special Committee
Ho-Shang Lee, Ph.D. – President and CEO
Robert E. Schleicher – Vice President – Business and Product Development
Hsinya Shen - Orrick, Herrington & Sutcliffe LLP (legal counsel to the Special Committee)
Toured Company facility in Richmond, CA

Due Diligence
Information Reviewed
▪
Public filings for DiCon including 10-KSB’s for the years ending March 31, 2003, 2004 and 2005 and the 10-QSB for the nine months ended December 31, 2005.
▪
Numerous research analyst reports on the industry and publicly-traded companies.
▪
Audited internal financial statements for the fiscal years ending 2000 through 2002.
▪
DiCon valuation report dated November 2003 and updated valuation analysis dated November 2005.
▪
DiCon Company Overview presentation dated March 2006.
▪
DiCon summary appraisal report dated March 6, 2006 prepared by CB Richard Ellis, Inc.
▪
Industry conditions and general economic outlook.
▪
Market data for publicly traded companies comparable to DiCon.
▪
Market data for acquisitions of companies comparable to DiCon.
▪
Other relevant information.

III.  Summary of the Proposed Transaction
▪
DiCon will commence a tender offer to all shareholders offering to purchase up to 154,500 shares of its common stock at a purchase price of $1.00 per share.
▪
Subsequent to the successful completion of the tender offer, management anticipates that the total number of DiCon shareholders will be fewer than 300, at which time DiCon will de-register and cease to be an SEC reporting company.

Proposed Transaction
Reasons for and Benefits of the Proposed Transaction
▪
Management desires to reduce the current number of shareholders to less than 300, at which time, the Company can de-register and cease to be an SEC reporting company.
▪
Since the Company began reporting in 2002, the Company has never accessed the capital markets, nor has the Company’s common stock ever been publicly-traded.  During this period, the Company has incurred considerable expense for reporting requirements.
▪
In addition, the Company’s compliance with Sarbanes-Oxley will significantly increase the overall costs of remaining an SEC reporting company over the next several years.
▪
Other benefits include:
–
Reducing or eliminating the obligation to disclose sensitive business information
–
Flexibility in corporate governance
–
Greater knowledge of and control over the shareholder base
–
Reducing potential liability of directors and officers
–
Provides liquidity to minority shareholders

IV.  Business
▪
Formed in 1986, DiCon is incorporated in California and develops, manufactures, and markets optical components, modules and test instruments for the optical communication markets.
–
DiCon has a wholly owned Taiwanese subsidiary Global Fiberoptics (“Global”) which was formed in December 1999.
▪
In 2002, DiCon raised $9.6 million through a private placement to numerous investors, the majority of which were company employees.  The placement increased the total number of shareholders to approximately 615, following which, the company commenced filing with the SEC.
▪
Historically, the Company, headquartered in Richmond, CA, focused on its proprietary technologies, including thin-film coating, micro-optic design, optical element finishing, Micro Electro-Mechanical Systems ("MEMS"), advanced packaging and process automation.
▪
The Company's domestic manufacturing, R&D, sales and administration operations are all located in its 200,000 square feet facility in Richmond, CA.
▪
The Company has 130 employees in the U.S. and 145 in Taiwan.
▪
The Company is a major Optical Component Manufacturer (“OCM”) involved in the production of passive components and related value-added products, including optical network test and measurement devices, and cost effective modules and hybrids which combine several discrete components into an electronic operating unit. The Company’s business has no distinct seasonality.
▪
The Company has two types of products:
–
Communications products: Wavelength Division Multiplexers ("WDMs"), amplifier components, switches and attenuators, MEMS devices and modules.
–
Measurement products: variable attenuators, tunable filters, and test instruments for telecommunication applications.

Business
Products
▪
The vast majority of DiCon products are passive components, which are used to guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network without the need for power generation.
▪
The Company’s current line of products is broadly divided into two categories: WDMs and Switches. The WDM line includes Dense Wave Division Multiplexers (“DWDMs”) components, power splitting and monitoring devices and some integrated modules and hybrids. The Switch line includes MEMS products, motorized attenuators for path switching and power control, components and measurement instruments.

Business
Lighting Business
▪
During the last 3 ½ years or so, DiCon has been investing heavily in the development of a new lighting business, which focuses on manufacturing on lighting devices utilizing high brightness light emitting diodes (“LEDs”).  These lighting products provide high power efficiency based on DiCon’s patented photonic crystal light extraction technology.
▪
To date, DiCon has invested approximately $20 million in the development of its lighting business. Although there have been no revenues generated to date, management expects product sales to begin as soon as the Company’s 3rd or 4th also indicated a 50/50 probability of successful introduction.
▪
Given the relatively early stage of development, HFBE evaluated the lighting business from a venture capital investor perspective.  A general starting point for valuation negotiations would be the net book value of the business, which according to management is minimal.
▪
Based on the foregoing factors, HFBE assigned nominal value to the lighting business.

Business
Marketing and Sales
▪
The Company markets and sells its products worldwide in three ways:
–
through its direct sales force,
–
through its subsidiary Global, and
–
through selected distributors.
▪
The Company’s direct sales force works closely with each customer’s design group and in-house design engineers to resolve technical issues and provide dynamic design-in support.
▪
The Company's customers are manufacturers of telecommunications equipment and prior to purchasing customers commit substantial effort in evaluating the Company's technology, and testing and qualifying its products and manufacturing processes. As a result, the sales cycle time is approximately nine months or longer.
▪
The Company has a broad customer base which include ALCATEL, Cisco Systems, Bookham Technology,  customers account for 44.1 percent of the Company’s sales, similar to the customer concentration in fiscal 2004.
▪
Revenue breakdown per product:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
WDM	54%	56%	50%
Switch	46%	44%	50%

Business
Customers
▪
HFBE reviewed the top ten customers of the Company for fiscal years 2004 and 2005 and the nine month period (shown below) ending December 31, 2005. Celestica (Cisco end-user) and Alcatel have been consistently one of the top three customers of the Company over the past several years. In addition, customer concentration tends to vary each year based on the nature of the industry and company orders. For example, in fiscal 2005, JDS Uniphase was the largest customer as Nortel, the end-user, implemented a system wide upgrade of their installed base. In the same year, Harris Corporation awarded the Company two large projects. In addition, the continuing consolidation in the telecom industry affects the composition of both customers and end-users.
Top 10 Customers
April 2005 through December 2005

Customer No. 1	$3,314,533
Customer No. 2	2,405,491
Customer No. 3	1,772,695
Customer No. 4	985,850
Customer No. 5	844,570
Customer No. 6	798,692
Customer No. 7	583,705
Customer No. 8	431,437
Customer No. 9	385,498
Customer No. 10	347,480
Total	$11,869,951

▪
Despite the industry downturn and financial issues and bankruptcy of several optical equipment manufacturers, DiCon’s bad debt expense has remained relatively low. Currently, the Company has only $38,000 in accounts receivable past 60 days.

Business
Manufacturing and Suppliers
▪
Approximately 50% of DiCon components are manufactured at its headquarters in Richmond, CA. Components manufactured here tend to be more complex, custom engineered components. In addition, there is a requirement for most defense related components that they be manufactured domestically.
▪
The remaining 50% is manufactured at the Company’s facility in Taiwan.  The Taiwan facility has substantially lower production and labor costs than the California facility and slightly higher costs compared to other competitors’ facilities located in China.  However, management believes the Taiwan facility does not carry some of the political and other risks of manufacturing in China and can respond faster to changes in orders.
▪
During fiscal 2005 and the year to date period ending December 31, 2005, Arrow/Bell Components was the largest supplier to the Company.  None of the Company’s suppliers accounted for more than 5 percent of purchases.  Management believes there are numerous alternative suppliers and has not experienced any significant delays in materials.

Business
Competition
▪
The optical component business remains highly competitive with most companies still recovering from the downturn from 2000/2001.  In particular, intense price pressure remains in most market segments.
▪
DiCon’s primary competitors include Oplink, Avanex and JDSU.  Other publicly traded optical companies such as Finisar, MRV, and others compete to a much lesser extent with DiCon.  In fact, several of its competitors, such as JDS Uniphase and Finisar are also customers of the Company.  All of these competitors are significantly larger than DiCon.
▪
In DiCon’s defense business, there is less competition and pricing pressure with competition consisting of much smaller private companies generally competing on one or two components.

Business
Competitive Strategy
▪
Management believes the Company’s MEMS technology is superior to other component manufacturers, particularly for certain types of projects, and gives the Company a unique marketing opportunity
▪
DiCon pursues niche market opportunities that tend to be smaller and/or more specialized projects that the larger competitors tend not to focus on.  Since DiCon manufactures its more complex components at its domestic facility (vs. commodity components at its Taiwan facility), the Company can respond faster in certain situations than its competitors.  In addition, management strives to offer superior customer service, particularly to smaller accounts that tend to get little attention from the larger competitors.
▪
The Company’s MEMS technology accounts for approximately 50 percent of component sales. Although price is often the primary competitive factor, the MEMS components offer superior price/performance in certain applications.

Business
Management and Ownership
Management
▪
DiCon’s management team has more than 100 years of industry experience combined:
▪
Dr. Ho-Shang Lee – President and CEO
▪
Paul Lo – Vice President of Manufacturing and Operations
▪
Bob Schleicher – Vice President of Product Development
▪
Brian Chiang – Director of Global Sales
▪
Philip Benguhe – Director of Sales, Specialty Products
Ownership
▪
Six individuals/entities collectively own 77.22 percent of the outstanding common stock of the Company.

Business
Buy-Sell Agreements
▪
All of the Company’s shareholders are parties to buy-sell agreements governing the sale of common stock. There are two separate agreements, one for company employees and one for non-employees.
▪
The non-employee agreement is slightly more restrictive and contains, among others, the following provisions:
–
Potential sellers must have approval from the Company to sell their shares.
–
Potential sellers must provide notice to the Company of the proposed sale and gives the Company the preemptive rights to purchase such shares at “current value”
–
Such “current value” is determined by the board of directors in its sole discretion and does not require the opinion of an independent party; hence, the board may determine a value for the shares below the proposed sale price and could require the seller to sell the shares to the Company at a lower price.
–
The sole exclusion to these provisions is a transfer to a family trust.
▪
The employee buy-sell agreement essentially contains similar provisions as above except the employee agreement provides for a right of first refusal for the Company compared to approval from the Company for non-employee transfers.  The employee transfer process is less complex with a shorter time period than non-employees.

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Income Statements

	For the Years Ended March 31,										LTM Ending	
	2001	% of Revenue	2002	% of Revenue	2003	% of Revenue	2004	% of Revenue	2005	% of Revenue	December 31, 2005	% of Revenue
Income												
Net sales	161,794,000	100.0%	70,617,000	100.0%	20,715,000	100.0%	18,658,000	100.0%	24,183,000	100.0%	21,370,000	100.0%
Cost of goods sold	(56,764,000)	(34.7%)	(45,848,000)	(64.9%)	(24,313,000)	(117.3%)	(18,710,000)	(100.3%)	(17,658,000)	(73.0%)	(14,183,000)	(66.4%)
Gross Profit	107,030,000	65.3%	24,769,000	35.1%	(3,598,000)	(17.3%)	(52,000)	(0.3%)	6,525,000	27.0%	7,187,000	33.6%
Operating expenses												
Selling, general, and administrative expenses	31,198,000	19.0%	14,847,000	21.0%	9,217,000	44.5%	5,438,000	29.1%	6,333,000	26.2%	5,473,000	25.6%
Research and development expenses	20,580,000	12.6%	16,659,000	23.6%	13,178,000	63.6%	6,516,000	34.9%	5,658,000	23.4%	4,663,000	21.8%
Total operating expenses	51,778,000	31.6%	31,506,000	44.6%	22,395,000	108.0%	11,954,000	64.1%	11,991,000	49.6%	10,136,000	47.4%
Income (loss) from operations	55,252,000	33.7%	(6,737,000)	(9.5%)	(25,993,000)	(125.3%)	(12,006,000)	(64.3%)	(5,466,000)	(22.6%)	(2,949,000)	(13.8%)
Other income (expense)												
Realized gains (losses) on sales of marketable securities	2,395,000	1.5%	(41,000)	(0.1%)	(616,000)	(3.0%)	114,000	0.6%	22,000	0.1%	22,000	0.1%
Gain (loss) on dissolved joint venture	(2,101,000)	(1.3%)	544,000	0.8%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Loss on disposal of fixed assets	0	0.0%	(608,000)	(0.9%)	(930,000)	(4.5%)	(670,000)	(3.6%)	(1,935,000)	(8.0%)	7,451,000	34.9%
Loss on write down of idle fixed assets	0	0.0%	0	0.0%	0	0.0%	0	0.0%	(796,000)	(3.3%)	(796,000)	(3.7%)
Impairment of other long-term investments	0	0.0%	0	0.0%	0	0.0%	(512,000)	(2.7%)	0	0.0%	0	0.0%
Interest expense	(900,000)	(0.5%)	(3,026,000)	(4.3%)	(3,445,000)	(16.6%)	(1,366,000)	(7.3%)	(1,229,000)	(5.1%)	(1,168,000)	(5.5%)
Interest income	(b)	NA	(b)	NA	468,000	2.3%	402,000	2.2%	363,000	1.5%	537,000	2.5%
Other income, net	678,000	0.4%	1,546,000	2.2%	1,133,000	5.5%	29,000	0.2%	53,000	0.2%	263,000	1.2%
Total other income (expense)	72,000	0.0%	(1,585,000)	(2.2%)	(3,392,000)	(16.4%)	(2,003,000)	(10.7%)	(3,522,000)	(14.6%)	6,309,000	29.5%
Pre-tax income	55,324,000	33.8%	(8,322,000)	(11.8%)	(29,365,000)	(141.6%)	(14,009,000)	(75.1%)	(8,988,000)	(37.2%)	3,360,000	15.7%
Income tax (expense) benefit	(16,733,000)	(10.2%)	5,217,000	7.4%	6,178,000	29.8%	1,983,000	10.6%	(287,000)	(1.2%)	(156,000)	(0.7%)
Income (loss) before other comprehensive income (loss)	38,591,000	23.6%	(3,105,000)	(4.4%)	(23,187,000)	(111.8%)	(12,026,000)	(64.5%)	(9,275,000)	(38.4%)	3,204,000	15.0%
Other comprehensive income (loss)												
Foreign currency translation adjustment	(846,000)	(0.5%)	(1,519,000)	(2.2%)	165,000	0.8%	999,000	5.4%	606,000	2.5%	41,000	0.2%
Unrealized holding (losses) gains on marketable securities (a)	(1,426,000)	(0.9%)	(28,000)	(0.0%)	183,000	0.9%	(64,000)	(0.3%)	(17,000)	(0.1%)	0	0.0%
Total other comprehensive income (loss)	(2,272,000)	(1.4%)	(1,547,000)	(2.2%)	348,000	1.7%	935,000	5.0%	589,000	2.4%	41,000	0.2%
Total Comprehensive income (loss)	$36,319,000	22.2%	($4,652,000)	(6.6%)	($22,839,000)	(110.1%)	($11,091,000)	(59.4%)	($8,686,000)	(35.9%)	$3,245,000	15.2%
EBITDA	*$62,203,000*	*38.0%*	*$3,900,000*	*5.5%*	*($15,728,000)*	*(75.9%)*	*($2,787,000)*	*(14.9%)*	*$2,624,000*	*10.9%*	*$2,699,000*	*12.6%*

Notes:
(a) arising during the period, net of realized (losses) gains included in net loss
(b) Interest expense is net of interest income

Source:
SEC filings

V. Financial Analysis - Income Statements

Income Statements (cont’d)
▪
Sales declined from $163.8 million in fiscal 2001 to $24.2 million in fiscal 2005 and totaled $21.4 million in the latest twelve months ended December 31, 2005 (the “LTM”).
▪
Gross profit margin varied between negative 0.3 percent in fiscal 2004 to 65.3 percent in fiscal 2001.   Gross profit margin was 33.6 percent in the LTM.
▪
Operating expenses declined from $51.8 million in fiscal 2001 to $12.0 million in fiscal 2005 and totaled $10.1 million in the LTM.
▪
Operating profit occurred in one fiscal year only, 2001, at $55.3 million.  Operating losses ranged from $26.0 million in fiscal 2003 to $2.9 million in the LTM.
▪
Pre-tax income totaled $55.3 million in fiscal 2001 and $3.4 million in the LTM.  Pre-tax losses ranged between $29.4 million in fiscal 2003 to $8.3 million in fiscal 2002.
▪
Total comprehensive income totaled $36.3 million in fiscal 2001and $3.2 million in the LTM.  Losses totaled between $22.8 million in fiscal 2003 and $4.7 million in fiscal 2002.
▪
EBITDA ranged from a low of negative $15.7 million in fiscal 2003 to a high of $63.8 million in fiscal 2001 and totaled $2.7 million in the LTM.

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Balance Sheets

	For Years Ended March 31,								As of	
	[illegible]	% of Assets	[illegible]	% of Assets	[illegible]	% of Assets	[illegible]	% of Assets	December 31, [illegible]	% of Assets
Assets										
Current assets:										
Cash and cash equivalents	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Marketable securities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Accounts receivable, net of allowances	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Inventories	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Interest receivable and prepaids	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax receivable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total current assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed property & equipment										
Land	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Building and leasehold improvements	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Machinery, equipment and fixtures	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Less: accumulated depreciation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total fixed property & equipment	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Liabilities and stockholders' equity										
Current liabilities:										
Accounts payable and accrued liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Advances received from customers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mortgage and other debt, current	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income taxes payable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred compensation payable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total current liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred compensation payable, net of current portion	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mortgage and other debt, net of current portion	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Stockholders' equity										
Common stock (a)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additional paid-in capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred compensation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Retained earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Accumulated other comprehensive loss	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total stockholders' equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total liabilities and stockholders' equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Notes:
(a) [illegible] shares authorized, [illegible] issued and outstanding as of March 31, [illegible]

Source:
SEC filings

Balance Sheets

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	For the Years Ended March 31,				
	2002	2003	2004	2005	2006
Cash flows from operating activities					
Net income (loss)	$18,591,000	($31,109,000)	($33,187,000)	($21,026,000)	($9,175,000)
Adjustments to reconcile net income (loss) to					
net cash provided by operating activities:					
Depreciation and amortization	8,559,000	10,641,000	10,345,000	9,319,000	8,090,000
Deferred income taxes	(17,328,000)	3,833,000	9,383,000	(1,931,000)	0
Write down of cost and equity investments	0	0	4,081,000	1,078,000	1,378,000
Write down of idle facilities	0	0	0	0	796,000
(Gain) loss on dissolved joint venture	3,101,000	(544,000)	0	0	0
Provision for bad debts	0	731,000	(166,000)	1,000	101,000
Provision for inventory	0	9,184,000	0	0	0
Loss on disposal of facilities	0	608,000	910,000	670,000	1,915,000
Provision for estimated losses due to vacated properties, net of sublease income	449,000	1,457,000	(80,000)	1,000	(110,000)
Impairment of other long-term investments	0	0	0	513,000	0
Realized (gain) loss on available-for-sale marketable securities	(3,796,000)	41,000	616,000	(114,000)	(33,000)
Interest accretion on deferred compensation liability	0	1,199,000	1,943,000	8,000	0
Stock compensation expense	17,069,000	517,000	450,000	574,000	443,000
Changes in operating assets and liabilities, net of effects of acquisitions:					
Accounts receivable	(13,196,000)	16,188,000	7,416,000	(594,000)	(1,061,000)
Inventory	(16,658,000)	7,339,000	(1,150,000)	(1,600,000)	(654,000)
Prepaid expenses and other current assets	(1,740,000)	(3,018,000)	7,591,000	(103,000)	390,000
Income tax receivable	0	(8,899,000)	(6,155,000)	15,369,000	16,000
Other assets	(1,144,000)	1,100,000	98,000	41,000	33,000
Accounts payable and accrued liabilities	8,584,000	(15,830,000)	(7,757,000)	(417,000)	533,000
Income taxes payable	(1,008,000)	3,301,000	(1,100,000)	(51,000)	0
Deferred compensation payable	0	(4,810,000)	(13,196,000)	(91,000)	(110,000)
Net cash provided by operating activities	17,184,000	17,911,000	(15,118,000)	10,010,000	3,351,000
Cash flows from investing activities					
Purchases of marketable securities	(500,000)	(30,167,000)	(17,174,000)	(14,771,000)	(14,751,000)
Sales of marketable securities	5,591,000	6,931,000	15,641,000	4,837,000	30,777,000
Investments in joint venture and long-term investments	(7,748,000)	0	(506,000)	0	0
Sales of property, plant and equipment	0	643,000	645,000	314,000	47,000
Purchases of property and equipment	(57,774,000)	(16,164,000)	(1,633,000)	(83,000)	(318,000)
Net cash used by investing activities	(56,791,000)	(39,068,000)	984,000	(9,174,000)	5,410,000
Cash flows from financing activities					
Borrowings under mortgages and other debt	47,866,000	9,401,000	797,000	4,031,000	1,387,000
Repayments of mortgages and other debt	(38,875,000)	(3,791,000)	(3,663,000)	(7,707,000)	(10,600,000)
Proceeds from issuance of common stock, net of repurchases	7,577,000	4,849,000	9,547,000	(54,000)	(41,000)
Dividends paid	(403,000)	0	0	0	0
Net cash provided by financing activities	16,166,000	11,457,000	7,693,000	(1,318,000)	(7,254,000)
Effect of exchange rate changes on cash and cash equivalents	(151,000)	(190,000)	39,000	4,000	18,000
Net increase in cash and cash equivalents	7,010,000	(1,830,000)	(6,411,000)	(3,798,000)	425,000
Cash and cash equivalents, beginning of year	7,010,000	14,040,000	10,170,000	1,757,000	1,359,000
Cash and cash equivalents, end of year	$14,040,000	$10,170,000	$3,757,000	$1,359,000	$1,784,000

Source:
SEC filings

Cash Flow Statements

DiCon Fiberoptics, Inc. and Subsidiary
Ratio Analysis

	For the Years Ended March 31,			
	2002	2003	2004	2005
Profitability ratios:				
EBITDA margin	5.5%	(75.9%)	(14.9%)	10.9%
EBIT margin	(9.5%)	(125.3%)	(64.3%)	(22.0%)
Pre-tax profit margin	(11.8%)	(141.0%)	(75.1%)	(37.2%)
Net profit margin	(4.4%)	(111.8%)	(64.5%)	(32.4%)
Return on average assets	(4.0%)	(19.1%)	(12.3%)	(11.5%)
Return on average equity	(8.2%)	(33.2%)	(20.7%)	(19.1%)
Return on sales	(4.4%)	(111.8%)	(64.5%)	(32.4%)
Asset Turnover	1.0x	0.2x	0.2x	0.3x
Average assets to average equity	1.8x	1.7x	1.7x	1.7x
Liquidity ratios:				
Current ratio	2.45	3.28	2.36	2.64
Quick ratio	1.45	1.51	1.96	2.19
Cash & equivalents as a % of assets	14.4%	18.1%	7.3%	7.4%
Working capital	$29,076,000	$25,425,000	$17,165,000	$15,406,000
Working capital as a % of revenue	41.2%	122.0%	92.0%	63.7%
Working capital excluding cash	18,906,000	21,668,000	15,806,000	13,022,000
Change in working capital excluding cash	18,906,000	2,762,000	(5,862,000)	(8,046,000)
Leverage factor	1.8x	1.7x	1.7x	1.7x
Interest coverage	(2.2x)	(7.5x)	(8.8x)	(4.4x)
Activity ratios:				
Asset turnover	1.0x	0.2x	0.2x	0.3x
Inventory turnover	7.0x	4.6x	4.5x	4.2x
Inventory days outstanding	52.5	78.5	81.6	87.9
Accounts receivable turnover	32.0x	19.3x	7.7x	5.1x
A/R days outstanding	11.4	18.9	47.2	71.0
Accounts payable turnover	4.2x	2.7x	3.7x	5.9x
A/P days outstanding	87.0	135.9	98.5	62.3
Capitalization ratios:				
Total debt to assets	0.3x	0.3x	0.3x	0.3x
Total debt to equity	0.5x	0.5x	0.6x	0.5x
Total liabilities to assets	0.4x	0.4x	0.4x	0.4x
Total liabilities to equity	0.8x	0.7x	0.7x	0.7x

Calculations by HFBE

hfbc howard frazier barker elliott inc

Ratio Analysis

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[illegible]	-	-	-	[illegible]	-	-	-	[illegible]	[illegible]	-	-	[illegible]	-	-	-	-	-	-	-
[illegible]	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
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[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
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Quarterly Income Statements

DiCon Fiberoptics, Inc. and Subsidiary
Quarterly Revenue Growth

	For the Calendar Years Ended December 31,				
	2001-2002	2002-2003	2003-2004	2004-2005	5 Year CAGR 2001-2005
March		(65.9%)	23.1%	11.1%	
June	(77.5%)	(42.7%)	17.5%	27.0%	(33.7%)
September	(62.1%)	(30.9%)	84.5%	(30.2%)	(23.8%)
December	(69.5%)	31.7%	19.8%	(29.0%)	(23.5%)

Quarterly Revenue Growth

VI. Industry Analysis
▪
The fiberoptic communications has a three-layer networking hierarchy: service providers or carriers, Network Equipment Manufacturers (“NEMs”) and OCMs. that own optical networks and provide communication services to their customers.
▪
The OCM Industry is divided into three segments, Wide Area Networks (“WAN”), Local Area Networks (“LAN”), and Storage Area Networks (“SAN”), with LAN and SAN providing the most opportunities over the past few years.  With a projected annual growth rate between 5 to 15%, the optical components industry is approximately a $2.5 billion industry, but has declined nearly 80% from its peak in the fourth quarter of 2000 of $3.8 billion, according to research firm OVUM-RHK. In addition, there is a lack of visibility in the industry due to pricing pressure and uncertainty of future capital spending.
–
Optical components are broadly divided into two categories: active and passive.
Active components are used in optical networks to generate, amplify and convert an optical signal. Transmitters, amplifiers and receivers are active components.
▪
Passive components are used to guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network without the need for power generation.
▪
▪
According to a 2005 report published by the Telecommunications Industry Association, overall telecom spending in the United States expected to reach $1.1 trillion in 2008, a compound average growth rate (“CAGR”) of 9.5 percent from 2004 levels. Standard & Poor’s believes that network equipment upgrades, which help transport data more efficiently, are the key to creating new applications that will sustain and boost growth in telecom services.

Industry Analysis
Optical Component Manufacturer Industry
▪
After making drastic changes to business models following the broad decline in technology sectors from 2001 to 2003, the optical component industry is finally showing promise as those engaged in optical components sales have consolidated and reduced overhead by outsourcing costly functions such as manufacturing and research and development.  While the outsourcing of R&D reduces expenses for many companies, it also leaves companies vulnerable in terms of product innovation should the industry experience a resurgence.
▪
The demand for optical components lies primarily in broadband upgrades by telecom providers to support consumer demands for faster speeds in the LANs and SANs.
▪
Growth in many of the SAN networks is seen through the addition of optical transceivers connecting these networks.  Furthermore, growth can be seen in upgrades of existing components to accommodate the demand for more bandwidth.  Currently, the migration for companies involves upgrading existing 1 gigabit network interfaces with 4 gigabit network interfaces with the goal of eventually reaching 10 gigabit interfaces.  An alternative opportunity, and perhaps more feasible for companies, exist through the integration of the 8 gigabit interface, rather then the more expensive 10 gigabit interface.
▪
The passive component market has relatively low barriers to entry compared to the active component market.  Research analysts have noted the potential for increased competition from China in the passive market; however, this increase has yet to materialize.

Industry Analysis
Outlook and Trends
▪
Industry analysts estimate optical component spending to rise 10-15% per year over the next couple of years.
▪
Changing traffic demands from wide area networks to more localized customer needs are leading to additional spending on optical components in the local area networks and storage area networks. Telecommunication companies continue to explore the possibility of moving fiber connections closer to the customer, in some cases even using a fiber connection from the network to the customer to enhance speeds.
▪
Additionally, consumer demand and continued competitive pressure is expected to expedite the migration to 10 gigabit Ethernet LAN and 4 gigabit fiber channels.  The increased demand for bandwidth is linked to more applications and services (security, VPN, Voice over IP, etc.) requested by the customer base.   According to OVUM-RHK the CAGR for 10 gigabit interfaces is expected to be at least 66 percent by 2009.
▪
Changing federal regulations, increasing competition with cable providers, and the demand for tunneling video services through its infrastructure has caused many regional bell operating companies (“RBOCs”) to upgrade network infrastructure with faster optical components.
▪
Verizon has led the charge for other RBOCs, by implementing optical add/drop multiplexers to its national and metropolitan network, therefore strengthening the overall bandwidth and increasing the accessibility.  However, given the cost inefficiencies associated with implementation, many RBOCs are expected to wait until the technology becomes more affordable.
▪
Overall, telecom companies engaged in updating network architecture are doing so cautiously and efficiency.  Many are eliminating redundancy by creating fewer layers in the networks, adding optical components to streamline future upgrades and configuration, and minimize optical-to-electrical-to-optical issue through enhanced scalability.

Industry Analysis
Outlook and Trends
▪
As the demand for cell phone usage continued to increase, more cell phone towers are expected to be linked to fiber based networks.  As a result, equipment manufactures of fiber based networks are expected to see an increase in revenues.
▪
As volume demand continues to grow, many companies engaged in the optical component industry will continue to see challenges in research and development (“R&D”), as many view R&D as risky in the volatile industry. In other words, companies may spend a considerable amount of money on R&D activities with uncertainty of the amount of revenues and profits such development may produce.
▪
Despite the stabilization of prices in the optical component industry, the excess inventory accumulated since the downturn in the industry has been depleted for many of the providers to the industry.  This is expected to lead to increased capital spending in the industry.  The industry is already experiencing this trend as capital expenditures on optical equipment are expected to continue to rise after posting an estimate of 19 percent in over the past year and 40 percent over the past two years.
▪
Recent mergers and acquisitions in the telecommunications industry have highlighted the need for network flexibility and scalability.  On November 18, 2005, the largest and most well known telecom equipment maker, Cisco Systems, announced the acquisition of Scientific-Atlanta, maker of television set-top boxes, for $6.9 billion.  The acquisition will allow Cisco to gain access to the local area network markets and lays the groundwork for the company’s pioneering effort to integrate television and home appliances on a digital network backed by fiber optic components.  In addition, in March
2006, Alcatel and Lucent announced a merger.
▪
The consolidation of the service providers/carriers and NEMs of the OCMs could cause financial distress for those OCMs not acquired.

VII.  Company Outlook
▪
Given the extremely limited visibility in the industry, both by customers of DiCon and the ultimate end users, and current pricing pressures, management was not comfortable providing projections for the Company. approximately 1999 through 2003.
▪
However, management did indicate an expectation that the Company’s continuing decline in revenues was going to stabilize and estimated revenue growth of 10-15 percent over the next twelve months.

VIII.  Fairness Analysis
▪
In estimating the current enterprise and equity values of DiCon, HFBE considered the Guideline Company and Comparable Transaction Methods under the Market Approach.
–
The Guideline Company Method involves the examination of various pricing multiples exhibited in the public market for shares of other publicly traded companies in the same or similar business as DiCon and applying these pricing multiples to such business.
–
The Comparable Transaction Method involves analyzing control transactions in the managed care or similar industry and determining relevant cash flow multiples at which control of companies changes hands.
▪
HFBE also considered the Discounted Cash Flow Method which involves the application of a discount rate to the projected stream of cash flows and terminal value of DiCon at the end of the projection period. The discount rate is calculated based on market rates of return required by investors for companies similar to DiCon.  Given that reliable projections were not available, this method was not used.

Fairness Analysis
Guideline Company Analysis
▪
HFBE identified eight publicly-traded companies in the optical component manufacturing industry that were considered somewhat similar to the Company.
▪
All of these companies were substantially larger that the Company with revenues in excess of $140 million with the exception of Oplink Communications with $40 million in revenues.  Virtually all of the companies were more diversified than the Company in terms of product offerings, markets served, and other factors.
▪
The three most comparable companies are Oplink, Avanex and JDS Uniphase.   In addition, Avanex and Oplink were the closest in size to DiCon.
▪
HFBE noted that recent comments by television business personalities regarding JDS Uniphase and the optical industry in general had resulted in a recent run up in stock prices for virtually all of the comparable companies.  The consensus among research analysts is that the stock prices of these companies have increased too fast and a pull back was possible.  This price increase is illustrated in the table on page 38.
▪
HFBE analyzed several financial statistics and multiples for the guideline companies including profit margins, historical and projected growth rates, and price multiples of revenues.  Given that none of the comparable companies were profitable, price multiples of EBITDA, EBIT and net income were not used.

Fairness Analysis
Guideline Company Analysis (cont’d)
Oplink
▪
Of the publicly-traded optical component companies, Oplink is the most comparable to DiCon both in terms of size and business, although still twice as large in terms of revenues.
▪
Oplink dominates the passive optical component market with an estimated 10-20 percent market share.
▪
Oplink is forecast to turn cash flow positive in the fiscal 4th quarter of 2006 ending June 30, 2006.   Although earnings estimates for Oplink for fiscal 2007 are $0.40 per share, $0.36 per share is generated from interest income on its cash balances.  Oplink has a considerable cash balance of $184 million (represents $8.64 per share in cash) with no debt.
▪
Oplink’s largest customer, Huawei, accounts for 20-25% of revenues.  In addition, Nortel accounts for 15-20% of revenues.
▪
Key issues when comparing Oplink to DiCon are:
–
Oplink has reported four consecutive quarters of revenue growth (cumulative increase in excess of 50 percent) compared to continued revenue declines for DiCon
–
Oplink is the dominant player in the passive component market.
–
Oplink has a significant cash hoard

Fairness Analysis
Guideline Company Analysis (cont’d)
Avanex
▪
Avanex ranks second in terms of comparability to DiCon.
▪
Avanex is substantially larger at $160 million in revenues.
▪
Avanex has been facing recent liquidity issues and has less than one year of cash on its balance sheet.
▪
HFBE noted that the EV/LTM revenue multiple for Avanex was 2.5x compared to 5.7x and 6.2x for Oplink and JDSU, respectively.  This lower multiple can be attributed to Avanex’s critical liquidity position.
–
Avanex raised $48 million through a private placement in March 2006 at a 20% discount to market price.
–
In its four financings over the past four years, Avanex investors have generally not profited from these financings.
–
At December 31, 2005, Avanex had $41.1 million in cash (prior to the above financing) and $55.8 million in obligations due within one year.
–
Avanex continues to burn cash – cash balances decreased by $20 million in the quarter ended December 31, 2005.

Fairness Analysis
Guideline Company Analysis (cont’d)
JDS Uniphase
▪
JDSU is the largest and market leader in the communication component industry with $908 million in revenues.  JDSU also has a strong balance sheet with cash and equivalents of $844 million and $467 million debt at 12/31/05.
▪
Similar to the majority of the comparable companies, JDSU has reported consecutive increases in revenue for the past four quarters.
▪
JDSU has been trading at a 30-40% premium to other optical component companies.
▪
Approximately 80% of manufacturing in low cost regions (Asia).
▪
35% of JDSU business consists of optical communications products with the remaining 65% consisting of test and measurement and consumer products.
▪
JDSU’s optical component revenues have been relatively steady over the past five quarters.
▪
Company specific risk factors for JDSU include recent departures of key financial personnel and
▪
Active components consist of approximately 80% of JDSU’s optical business which is currently experiencing more intense price competition vs. passive components.
▪
Given the number of shares outstanding (1.7 billion), absolute earnings growth per share is very low ($0.03 and $0.06 per share) for fiscal 2007 and 2008.

Fairness Analysis
Guideline Company Analysis (cont’d)
Finisar
▪
Finisar is a very limited competitor of the Company with limited overlap in products and markets.
▪
Finisar is also significantly larger than DiCon with approximately $300 million in revenues.  Finisar broke even in the latest quarter and is expected to generate positive earnings in the current quarter.
▪
Finisar is one of the leaders in optical modules or transcievers.  Finisar also has a test and measurement software suite targeted at the storage market.
▪
Approximately 60-65% of revenues is from the enterprise market, with Cisco accounting for 30% of revenue.
▪
Finisar focuses on the LAN/SAN markets which are more stable relative to the telecom market.
▪
Approximately 80% of manufacturing is located in Malaysia.
▪
Finisar is highly leveraged with $263 million in long term liabilities and $120 million in cash and equivalents. Finisar has two large tranches of convertible debt which start to mature in Oct 07, and if converted, would represent 20% of the current outstanding shares.
Others
▪
The remaining comparable companies are all optical component business; however, they are not nearly as comparable to DiCon as the previously discussed companies.

Comparable Public Company Method
Financial Data
As of April 11, 2006

In thousands, except per share data

Company Name	Stock Price	Stock Price Date	Shares Outstanding	Market Cap	Interest Bearing Debt	Cash and Equivalents	Net Debt	Enterprise Value	LTM Date	LTM Revenue	LTM EBITDA	LTM EBIT	LTM EPS	LTM [illegible]	[illegible]	Projected 5-Year EPS Growth	[illegible] EPS Est.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]	[illegible]	[illegible]	NA	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]	[illegible]	[illegible]	NA	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]	[illegible]	[illegible]	NA	NA
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NA	[illegible]

Source: [illegible]

Fairness Analysis
Guideline Company Analysis (cont’d)

Comparable Public Company Method
Operating Statistics
As of April 11, 2006

Company Name	Gross Profit	LTM Gross Margin	LTM EBITDA Margin	LTM EBIT Margin	LTM Net Income	LTM Net Income Margin	5-Yr Rev Growth Rate	5-Yr Cash Flow Growth Rate	5-Yr Net Income Growth Rate	Debt / Capitalization	Projected 5-Year EPS Growth
AVANEX CORP	$11,375	7.1%	8.7%	NA	($97,164)	(60.6%)	31.6%	4.9%	7.2%	9.0%	NA
EMCORE CORP	39,532	28.1%	(0.9%)	(10.8%)	(22,983)	(16.4%)	4.1%	0.9%	0.0%	21.5%	20.0%
FINISAR CORP	123,330	36.6%	7.7%	(9.3%)	(64,440)	(19.1%)	33.1%	NA	NA	18.5%	NA
HARMONIC INC	100,070	38.9%	5.6%	NA	(5,731)	(2.2%)	(0.4%)	NA	(97.8%)	0.3%	14.0%
JDS UNIPHASE CORP	259,800	28.6%	9.4%	NA	(293,400)	(32.3%)	(13.0%)	43.4%	(22.0%)	7.8%	16.3%
MRV COMMUNICATIONS INC	95,495	33.7%	(0.5%)	(3.1%)	(16,299)	(5.7%)	NA	NA	NA	12.2%	NA
OPTICAL COMMUNICATION PRODS	27,827	46.6%	8.8%	NA	2,064	3.5%	(11.3%)	(23.6%)	(48.2%)	0.0%	NA
OPLINK COMMUNICATIONS INC	19,072	46.9%	19.2%	NA	(525)	(1.3%)	(2.5%)	NA	(36.1%)	0.0%	NA
BOOKHAM INC	47,517	20.3%	(33.0%)	(46.8%)	(181,066)	(77.3%)	38.5%	42.6%	41.7%	16.5%	NA
High	$259,800	46.9%	19.2%	(3.1%)	$2,064	3.5%	38.5%	43.4%	41.7%	21.5%	20.0%
Low	$11,375	7.1%	(33.0%)	(46.8%)	($293,400)	(77.3%)	(13.0%)	(23.6%)	(97.8%)	0.0%	14.0%
Mean	$80,446	31.9%	2.8%	(17.5%)	($75,505)	(23.5%)	10.0%	13.6%	(17.9%)	9.5%	16.8%
Median	$47,517	33.7%	7.7%	(10.0%)	($22,983)	(16.4%)	1.8%	4.9%	(22.0%)	9.0%	16.3%

Source: S&P Compustat PC Plus, Bloomberg, Zack's Analyst Watch

hfbc howard frazier barker elliott inc

Fairness Analysis
Guideline Company Analysis (cont’d)

Comparable Public Company Method
Trading Multiples
As of April 11, 2006

In thousands

Company Name	Market Cap	Enterprise Value	EV / Proj 2006 Revenue	EV / LTM Revenue	EV / LTM EBITDA	EV / LTM EBIT	Price / LTM EPS	Price / LTM CFPS	Price / BV	Price / NTM EPS	Dividend Yield
AVANEX CORP	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	N.A.	NM	NM	[illegible]	NM	0.0%
EMCORE CORP	[illegible]	[illegible]	[illegible]	[illegible]	NM	NM	NM	NM	[illegible]	NM	0.0%
FINISAR CORP	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NM	NM	NM	[illegible]	NM	0.0%
HARMONIC INC	[illegible]	[illegible]	N.A.	[illegible]	[illegible]	N.A.	[illegible]	[illegible]	[illegible]	[illegible]	0.0%
JDS UNIPHASE CORP	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	N.A.	NM	NM	[illegible]	N.A.	0.0%
MRV COMMUNICATIONS INC	[illegible]	[illegible]	[illegible]	[illegible]	NM	NM	NM	NM	[illegible]	NM	0.0%
OPTICAL COMMUNICATION PRODS	[illegible]	[illegible]	N.A.	[illegible]	[illegible]	N.A.	NM	[illegible]	[illegible]	[illegible]	0.0%
OPLINK COMMUNICATIONS INC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	N.A.	NM	[illegible]	[illegible]	N.A.	0.0%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	NM	NM	NM	NM	[illegible]	NM	0.0%
High			[illegible]	[illegible]	[illegible]	-	NM	[illegible]	[illegible]	[illegible]	-
Low			[illegible]	[illegible]	[illegible]	-	NM	[illegible]	[illegible]	[illegible]	-
Mean			[illegible]	[illegible]	[illegible]	-	NM	[illegible]	[illegible]	[illegible]	-
Median			[illegible]	[illegible]	[illegible]	-	NM	[illegible]	[illegible]	[illegible]	-

Source: S&P Compustat PC Plus, Bloomberg, Zack's Analyst Watch

hfbc howard frazier barker elliott inc

Fairness Analysis
Guideline Company Analysis (cont’d)

Stock Price Trends for Guideline Companies

Date	JDSU	AVNX	FNSR	MRVC	OPLK	HLIT	EMKR	OCPI	BKHM
12/31/98	$8.67	NA	NA	$3.09	NA	$9.38	$8.75	NA	NA
12/31/99	80.66	NA	29.96	31.44	NA	94.94	17.00	NA	NA
12/31/00	41.69	59.56	29.00	13.38	126.44	5.69	47.00	11.25	NA
12/31/01	8.68	5.90	10.17	4.24	13.20	12.02	13.45	3.94	NA
12/31/02	2.47	1.02	0.95	1.07	5.46	2.30	2.19	1.08	NA
12/31/03	3.64	4.99	3.13	3.76	16.73	7.25	4.71	3.70	NA
12/31/04	3.17	3.31	2.28	3.67	13.79	8.34	3.49	2.50	4.84
12/31/05	2.36	1.37	2.08	2.05	14.50	4.85	7.42	2.31	5.72
4/11/06	3.59	2.86	4.32	3.78	17.00	6.24	9.30	2.75	8.69

hfbc howard frazier barker elliott inc

Fairness Analysis
Guideline Company Analysis (cont’d)

Enterprise Value/LTM Sales Multiples of Guideline Companies (a)

Date	JDSU	AVNX	FNSR	MRVC	OPLK	HLIT	EMKR	OCPI	BKHM
12/31/2000	2.3x	33.1x	39.5x	2.8x	NA	0.9x	12.1x	NA	NA
12/31/2001	4.7x	3.7x	13.4x	1.0x	1.0x	3.2x	3.3x	2.6x	NA
12/31/2002	2.6x	NA	1.4x	0.2x	NA	0.5x	2.2x	NA	NA
12/31/2003	6.5x	9.7x	4.5x	1.4x	6.7x	2.2x	3.6x	6.6x	NA
12/31/2004	5.1x	3.1x	2.1x	1.2x	4.3x	2.0x	2.3x	2.3x	NA
12/31/2005	4.0x	1.3x	2.8x	0.7x	4.4x	1.0x	3.0x	1.9x	1.1x
4/11/2006	6.2x	2.5x	4.2x	1.3x	5.7x	1.4x	3.7x	2.8x	1.7x

Notes:
(a) LTM for year end data is based on year end financials

hfbc
howard
frazier
barker
elliott
inc

Fairness Analysis
Guideline Company Analysis (cont’d)

Fairness Analysis
Comparable Transaction Analysis
▪
HFBE reviewed 13 transactions in the optical component industry that occurred during the past six years where public data was available.  Only 5 of such transactions occurred since 2003.
▪
There has been an ongoing consolidation in both component and end-users in the optical and telecom industries following the downturn in the industry.  Most of these transactions occurred during a period of financial distress and great uncertainty for such businesses.  Therefore, these older transactions (prior to 2004) are generally not reliable indicators of value for companies in the current market.
▪
Several of the transactions had very diverse businesses with optical components representing only a portion of the total business.  None of the target companies from the comparable transaction analysis were very similar to the Company.
▪
There were several transactions, typically involving the acquisition of private companies, that did not have publicly disclosed data such as the acquisition of Continuum Photonics by Polatis and the acquisition of Cierra Photonics by Bookham Technology.
▪
Some of the more significant transactions include Bookham acquiring the in-house optical component business of Nortel in October 2002, and Avanex acquiring the similar in-house business of Alcatel in August 2003.  Both of these transactions included ongoing purchase agreements between the acquiring company and the former parent of the acquired businesses.  In addition to being dated, there was not sufficient public data available on either of these transactions.
▪
The most recent transaction, the May 2005 acquisition of NKF Electronics by Optelecom, was comparable in size to DiCon; however, its optical business was significantly different, focused on the security and traffic monitoring industries.

Target Name	Acquirer Name	Date Announced	Transaction Type	Target Description	Net Debt	Equity Value	Cash
Unisphere Networks, Inc.	Sycamore Networks	7-1-2002	Stock	Provider of Data Networking Equipment for Service Provider Networks	(26,279,000)	531,325,000	26,279,000
Storage Technologies Corporation	McData Corp.	1-1-2001	Stock	Switching and Networking Products for Storage and Data Networks	(14,746,000)	261,767,000	14,746,000
Access Network Electronics Business	Terayon Communications	4-10-2000	Asset	Digital Subscriber Line Multiplexers	N/A	21,000,000	
PST Electronics, B.V.	Optelecom	1-31-2001	Stock	Professional Distribution Communication Products, including Multiplexers	(4,249,860)	24,202,000	4,249,000
[illegible] Systems Corp	[illegible] Corp	3-10-2002	Stock	Manufacturer of data communication networking equipment with optical technology	(173,140,000)	1,143,004,100	
[illegible] Inc.	Undisclosed Acquirer	4-30-2002	Stock	Manufacturer of telephone network solutions systems, including fiber optic splice closures	N/A	N/A	
[illegible] Communications Inc.	[illegible]	1-1-2001	Stock	Manufacturer of broadband communications equipment	0	481,226,531	
[illegible] Wireless Corp	[illegible] Inc.	6-7-2001	Stock	Manufacturer of telecommunications, data communications, and broadband wireless products	N/A	N/A	
[illegible] Photonics Inc.	[illegible] Technology PLC	7-1-2001	Stock	Manufacturer and designer of wavelength division multiplexing components for fiber optic telecommunications industry	N/A	N/A	
[illegible] Inc.	[illegible] Corp	4-29-2004	Stock	Manufacturer, develops, and markets high speed global solutions	(11,100,000)	29,540,200	
[illegible] Networks, Inc.	[illegible] Corp.	8-22-2001	Stock	Designs, develops, and markets high-speed digital subscriber line communications products	(24,740,000)	27,140,000	
[illegible] Semiconductor, Inc.	Intel Corp	1-8-2003	Stock+Cash	Designs, develops, and markets analog integrated circuits	(107,090,000)	1,113,568,200	
[illegible], Inc.	[illegible] Communications	8-11-2001	Stock	Designs, develops, and markets fiber optic components	0	101,441,553	

Average		(71,527,113)	182,270,870	0,491,111
75th Percentile		(4,249,860)	511,775,140	20,213,500
Median		(14,746,000)	120,496,550	14,746,000
25th Percentile		(26,279,000)	41,525,100	9,597,500

Fairness Analysis
Comparable Transaction Analysis
▪
The most recent transaction, the May 2005 acquisition of NKF Electronics by Optelecom, was comparable in size to DiCon; however, its optical business was significantly different, focused on the security and traffic monitoring industries.
▪
Based on the foregoing, HFBE concluded that the comparable transaction method did not provide useful data for its analysis.
▪
Data on the comparable transactions is set forth in the following tables.

Target Name	Acquirer Name	Date Announced	Transaction Type	Target Description	Net Debt	Equity Value	Cash
Unisphere Networks, Inc.	Juniper Networks	[illegible]-2002	Stock	Provider of Data Networking Equipment for Service Provider Networks	[illegible]	[illegible]	[illegible]
Inrange Technologies Corporation	McData Corp.	[illegible]-2003	Stock	Switching and Networking Products for Storage and Data Networks	[illegible]	[illegible]	[illegible]
Access Network Electronics Division	Terayon Communications	[illegible]-2000	Asset	Digital Subscriber Line Multiplexers	N/A	[illegible]	
NKF Electronics, B.V.	Optelecom	[illegible]-2005	Stock	Produces and Distributes Communication Products, including Multiplexers	[illegible]	[illegible]	[illegible]
ONI Systems Corp	CIENA Corp	[illegible]-2002	Stock	Manufactures wholesale communications networking equipment with optical technology	[illegible]	[illegible]	
[illegible] Inc.	Undisclosed Acquirer	[illegible]-2003	Stock	Manufactures telephone network, cable access systems, including fiber optic splice closures	N/A	N/A	
Next Level Communications Inc.	Motorola Inc.	[illegible]-2003	Stock	Manufactures broadband communications equipment	0	[illegible]	
SPEEDCOM Wireless Corp	P-COM Inc.	[illegible]-2003	Stock	Manufactures telecommunications, data communications, and broadband wireless products	N/A	N/A	
Cierra Photonics Inc	Bookham Technology PLC	[illegible]-2003	Stock	Manufactures and designs wavelength dense wavelength division multiplexing components for fiber optic telecommunications industry	N/A	N/A	
[illegible] Inc.	[illegible] Corp	[illegible]-2004	Stock	Manufactures, develops, and markets high speed global solutions	[illegible]	[illegible]	
Elastic Networks, Inc.	Paradyne Corp.	[illegible]-2001	Stock	Designs, develops, and markets high-speed digital subscriber line communications products	[illegible]	[illegible]	
Elantec Semiconductor, Inc.	Intersil Corp	[illegible]-2002	Stock + Cash	Designs, develops, and markets analog integrated circuits	[illegible]	[illegible]	
Luminent, Inc.	MRV Communications	[illegible]-2001	Stock	Designs, develops, and markets fiber optic components	0	[illegible]	

Average	[illegible]	[illegible]	[illegible]
75th Percentile	[illegible]	[illegible]	[illegible]
Median	[illegible]	[illegible]	[illegible]
25th Percentile	[illegible]	[illegible]	[illegible]

Fairness Analysis
Comparable Transaction Analysis (cont’d)

Target Name	LTM Revenues	LTM EBITDA	EBITDA Margin	LTM EBIT	EBIT Margin	LTM Net Income	Net Margin
Unisphere Networks, Inc.	$169,832,000	($129,000,000)	(76.0%)	($212,078,000)	(124.9%)	($212,699,000)	(125.2%)
Inrange Technologies Corporation	223,534,000	9,879,000	4.4%	(14,202,000)	(6.4%)	(14,369,000)	(6.4%)
Access Network Electronics Business	87,446,000	N/A	NM	(740,000)	(0.8%)	(740,000)	(0.8%)
NKF Electronics, B.V.	19,110,000	N/A	NM	3,764,000	19.7%	2,393,000	12.5%
ONI Systems Corp	195,680,000	(108,430,000)	(55.4%)	(174,080,000)	(89.0%)	(188,270,000)	(96.2%)
Kestrel Inc	N/A	N/A	NM	N/A	NM	N/A	NM
Next Level Communications Inc	57,350,000	(29,150,000)	(50.8%)	(55,180,000)	(96.2%)	(78,510,000)	(136.9%)
SPEEDCOM Wireless Corp	7,300,000	(3,300,000)	(45.2%)	(3,967,000)	(54.3%)	(5,100,000)	(69.9%)
Cierra Photonics Inc	N/A	N/A	NM	N/A	NM	N/A	NM
Larson Inc.	22,670,000	(7,780,000)	(34.3%)	9,840,000	43.4%	(12,910,000)	(56.9%)
Elastic Networks, Inc.	33,720,000	(45,040,000)	(133.6%)	(47,100,000)	(139.7%)	(68,390,000)	(201.5%)
Elantec Semiconductor, Inc.	94,740,000	17,550,000	18.5%	10,350,000	10.9%	(360,000)	(0.4%)
Luminent, Inc.	N/A	N/A	NM	N/A	NM	N/A	NM

Average	$91,147,200	($36,908,875)	(44.5%)	($48,329,360)	(43.1%)	($57,885,500)	(68.3%)
75th Percentile	$151,096,500	($5,250)	(24.5%)	$2,538,000	8.2%	($1,830,000)	(3.2%)
Median	$72,398,000	($18,465,000)	(44.3%)	($9,084,500)	(30.1%)	($13,639,500)	(63.4%)
25th Percentile	$25,432,500	($60,887,500)	(68.5%)	($53,160,000)	(94.1%)	($75,955,000)	(118.0%)

Source

Dmarketdata, SDC, Bloomberg

Fairness Analysis
Comparable Transaction Analysis (cont’d)

Target Name	Enterprise Multiples Revenues	EBITDA	EBIT	Equity Multiples NI	BV
Unisphere Networks, Inc.	3.3x	N/A	N/A	N/A	2.3x
Imange Technologies Corporation	1.1x	25.0x	N/A	N/A	1.4x
Access Network Electronics Business	1.0x	N/A	NA	N/A	N/A
NKF Electronics, B.V.	1.0x	N/A	5.3x	10.1x	4.2x
ONI Systems Corp	3.9x	N/A	N/A	N/A	2.1x
Keotel Inc	N/A	N/A	N/A	N/A	N/A
Next Level Communications Inc	1.8x	N/A	N/A	N/A	N/A
SPEEDCOM Wireless Corp	1.5x	N/A	N/A	N/A	N/A
Cierra Photonics Inc	N/A	N/A	N/A	N/A	N/A
Larson Inc.	0.8x	N/A	1.9x	N/A	3.3x
Elastic Networks, Inc.	0.1x	N/A	N/A	N/A	1.0x
Elantec Semiconductor, Inc.	9.8x	53.1x	90.0x	N/A	5.0x
Luminent, Inc.	N/A	N/A	N/A	N/A	0.6x
Average	2.4x	39.0x	32.4x	10.1x	2.5x
75th Percentile	2.9x	46.1x	47.7x	10.1x	3.5x
Median	1.3x	39.0x	5.3x	10.1x	2.2x
25th Percentile	1.0x	32.0x	3.6x	10.1x	1.3x

Source
Bvmarketdata, SDC, Bloomberg

hfbc howard frazier barker elliott inc

Fairness Analysis
Comparable Transaction Analysis (cont’d)

Fairness Analysis
Comparable Transaction Analysis (cont’d)
▪
There have been several recent transactions where limited data was disclosed including the transactions discussed below.
▪
JDSU has made several recent acquisitions including:
–
acquired Acterna on August 3, 2005, a privately held test and measurement company for $450 million cash and 250 million JDSU shares valued at $448 million. Obviously, this was an extremely large transaction.
–
acquired Agility Communications on November 30, 2005, paying a total of $67 million ($57 million in common stock and $10 million in cash).  Agility’s primary product line was tunable lasers.
▪
Finisar has made several acquisitions over the past two years including:
–
acquired Honeywell’s VCSEL business in January 2004 for $75mm cash.  This business was; profitable with $36 million in revenues. There was also the expectation that Honeywell would lower raw material prices in connection with the transaction.
–
acquired Infineon’s optical transceiver business in January 2005.  This transaction was renegotiated as performance was weaker than expected prior to closing with Finisar issuing 34 million shares.  The business was generating approximately $25 million in revenues. The transaction also provided additional benefits for Finisar as it removed one of the price leaders as a competitor and provided manufacturing leverage for its Malaysia plant.
–
in August 2004, acquired Data Transit Corp, a network testing and monitoring business, for $16 million in stock.  Data Transit had $15 million in revenues.
–
in December 2005, acquired certain assets from Big Bear Networks, primarily a new transceiver business (which was also a Cisco supplier).  Finisar paid $1.9 million cash for assets generating $4.0 million in revenues.
▪
Where data was available, the multiples in the above transactions varied widely, ranging from 0.5x to 2.0x enterprise value to revenues.  None of the transactions were very comparable to DiCon.

Fairness Analysis
Recent Transactions in Company Securities
▪
In November 1999, the Company issued 10.54 million shares of common stock to a group of private investors and company employees at a price of $0.72 per share, generating $7.6 million in net proceeds.  The purchase price was determined by management.  At the time of the transaction, the telecom, optical and other tech related industries were still in the midst of strong growth, although the majority of companies remained unprofitable.
▪
The Company has also purchased shares from its employees on several occasions over the past few years.  From January 1, 2004 through March 31, 2006, a total of 91,931 shares have been purchased, all at a price of $0.96 per share.  This price was initially established in November 2003 utilizing an internal valuation analysis.  At the time of the valuation, there was much uncertainty as to the length and extent of the slowdown and valuations had yet to bottom out.  As shown in the table on page 39, revenue multiples generally were substantially higher than current levels. At November 2003, this price represented a EV/LTM revenue multiple of 6.2x for DiCon compared the multiples of 9.9x, 6.5x and 8.5x for Oplink, Avanex and JDSU, respectively.  Management has periodically reviewed the valuation, most recently November 2005, and has maintained the same purchase price of $0.96 per share.
▪
During the latest two fiscal years ending March 31, 2006 and 2005, DiCon has repurchased 35,327 and 42,388 shares, respectively.

EV/LTM Revenues	EV/CY Revenues
Primary Comparables (a)	2.5x - 6.2x	2.5x - 5.4x
Others	1.3x - 4.2x	1.2x - 3.3x

(a) Oplink, Avanex and JDSU

	Revenues	Multiples		Enterprise Value	
		Low	High	Low	High
DiCon LTM Revenues	$ 21,400	2.5 x	3.8 x	$ 53,500	$ 80,250

hfbc howard frazier barker elliott inc

IX. Conclusion
▪
HFBE’s analysis of comparable companies resulted in a range of multiples as follows:
▪
Based on our conclusions in the comparable company discussion, we applied a range of multiples to DiCon’s LTM (as of December 31, 2005) revenues as follows:
▪
The high end of the multiple range represents an approximate 50 percent discount to the average multiples for Oplink, based on the previously discussed comparisons.  The low end of the range equals the low end of the primary comparables and an average multiple of the other comparables.
▪
Projected 2006 CY revenues were not used as management was not comfortable providing projections given the extremely limited visibility in the industry.

Range of Enterprise Values	$	53,500	$	80,250
Add cash and equivalents		22,700		22,700
Less debt		(12,400)		(12,400)
Range of Equity Values	$	63,800	$	90,550

Range of Equity Values	$	63,800	$	90,550
Add excess land value		4,600		4,600
	$	68,400	$	95,150

hfbe howard frazier barker elliott inc

Conclusion (cont’d)
▪
Next HFBE deducted outstanding long term debt and added back cash and equivalents to arrive at a range of equity values for DiCon as follows:
Adjustment for Value of Excess Land
▪
Then HFBE adjusted the range of equity values to include the value of the excess land adjacent to the Company’s facility in Richmond, CA.  Such value was based on the appraisal summary dated March 6, 2006 provided by DiCon management.

Range of Equity Values	$	68,400	$	95,150
Add value of enterprise tax refund		2,800		3,200
	$	71,200	$	98,350

Conclusion (cont’d)
California Enterprise Zone Tax Credit
▪
The State of California Enterprise Zone program designates economically challenged areas, providing significant (state) tax incentives to businesses that locate within their boundaries.
▪
As a participant in this program, DiCon will be receiving a cash tax refund estimated at $2.8 to $3.2 million.  Therefore, the value of this refund was added to the range of equity values as follows:

Conclusion (cont’d)
Adjustment for Value of Facility
▪
Finally, HFBE adjusted the range of equity values to account for the additional value built in to the Company’s facility.  HFBE noted that the facility had been approximately 50 percent utilized by the Company, and the Company did not anticipate requiring additional space in the foreseeable future. Thefacility had an appraised value of $25 million with total mortgage debt of $12.4 million outstanding as of December 31, 2005.
▪
Management indicated a recent attempt to lease the unused space (approximately 100,000 square feet) at a rate of $1.30 per square foot ($15.60 annual rate) on a triple net basis.  Management further indicated a “few” businesses had expressed interest; however, no lease agreement had yet been signed. HFBE noted that the annual rental rate assumed in the property appraisal was $13.50 per square foot (or $10.61 net per square foot after deducting estimated expenses) or $0.88 per month.
▪
HFBE concluded the rate used in the appraisal ($10.61 annually) would be a sufficient discount to the recent listed rate ($15.60) on a triple net basis to attract tenants.  Given the relatively large amount of space to lease, HFBE assumed that the space may need to be divided among more than one tenant; therefore, HFBE also assumed that 80,000 square feet could be leased.
▪
HFBE then estimated a capitalization rate of 10-12 percent to value the rental income from the leased portion of the facility.  This relatively higher range of cap rates chosen reflect the risk level of achieving the 80,000 square feet target, timing, commissions, and other factors.

Square feet leased	80,000	80,000
Rate	$ 10.61	$ 10.61
Annual op. income	$ 848,800	$ 848,800
Capitalization rate	12%	10%
Value of rental income	$ 7,073,333	$ 8,488,000

Range of Equity Values	$ 71,200	$ 98,350
Add value of rental income	7,073	8,488
Total adjusted equity value	$ 78,273	$ 106,838
Number of Shares Outstanding	111,923	111,923
Equity Value per Share	$ 0.70	$ 0.95

hfbc howard frazier barker elliott inc

Conclusion (cont’d)
Adjustment for Value of Facility (cont’d)
▪
The range of additional value for the facility is set forth below:
▪
Finally, HFBE added the range of values for the rental income to the adjusted equity value as follows:
▪
HFBE noted that the tender offer price of $1.00 per share compared favorably to the range of equity values calculated for the Company.

Conclusion (cont’d)
▪
Based on the foregoing, HFBE has concluded that the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.

Appendix C

DiCon
FIBEROPTICS, INC

hfbe
howard
frazier
barker
elliott
inc

Confidential
VALUATION ADVISORS AND INVESTMENT BANKERS
HOUSTON      DALLAS
713.225.9580    214.954.1717
www.hfbe.com
July 2006
Fairness Opinion Presentation to the
Special Committee of the Board of Directors
of DiCon Fiberoptics, Inc.

I.
Update Engagement
II.
Revised Conclusion

1

I.  The Update Engagement
Howard Frazier Barker Elliott, Inc. (“HFBE”) has been requested to confirm its opinion dated April 19, 2006 (the “Opinion”) to the special committee of the board of directors (the “Special Committee”) of DiCon Fiberoptics, Inc. (“DiCon” or the “Company”) with respect to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of DiCon in the Proposed Transaction.
This request is a result of the change in transaction structure being considered by the Special Committee whereby the Company proposes to effect a five-for-one reverse stock split of DiCon’s common stock (the "Stock Split") to be immediately followed by a tender offer to purchase up to 30,900 shares of the Company’s common stock (on a post split basis) at a price of $5.00 per post-split share from the shareholders of the Company (the "Tender Offer”) for the purpose of reducing the number of the Company’s shareholders of record to fewer than 300. We understand that in lieu of issuing any fractional shares resulting from the Stock Split, the Company will pay $1.00 cash for each pre-split share traceable to a fractional share.  The Stock Split and the Tender Offer are collectively referred to as the “Proposed Transaction”.  In connection with the revised transaction structure, HFBE has also updated its analysis to reflect the most recent financial data available for the Company as of the date of this presentation.
This update should be read in conjunction with the original HFBE fairness opinion presentation dated April 2006.

2

The Update Engagement (cont’d)
HFBE analyzed recent financial data for DiCon and the comparable publicly-traded companies. In addition, HFBE reviewed recent developments in the optical component industry and performed a search for any additional merger & acquisition transactions announced since the date of the original report.  Finally, HFBE discussed with management any recent events that would have a material impact on the Company’s business or the optical component industry.
Management indicated that there had been no material change in the Company's business, but noted that the Company had received a $1.9 million contract in June 2006 to develop switching units for a Fortune 100 company.  Management also noted that the contract was cancelable during the development cycle, but could lead to additional revenues once successfully implemented.  Based on the size and the uncertainty of success, HFBE concurred with management that this contract would not materially affect the valuation of the Company.
DiCon management also indicated that the Company recently submitted its request to settle the tax refund with the Franchise Tax Board and expected to receive payment in about three months. Management also indicated that there had been some recent interest in a sublease for the Company’s excess space, but no formal proposals had been made.
This update should be read in conjunction with the original HFBE fairness opinion presentation dated April 2006.

3

EV/LTM Revenues	EV/CY Revenues
Primary Comparables (a)	1.7x - 5.1x	1.6x - 4.5x
Others	0.8x - 3.3x	0.8x - 2.8x

(a) Oplink, Avanex and JDSU

		Multiples		Enterprise Value	
	Revenues	Low	High	Low	High
DiCon LTM Revenues	$ 18,811	2.5 x	3.8 x	$ 47,028	$ 71,482

II. Conclusion
▪
HFBE’s analysis of comparable companies resulted in a range of multiples as follows:
▪
Based on our conclusions in the comparable company discussion, we applied a range of multiples toDiCon’s preliminary LTM (as of June 30, 2006) revenues as follows (in thousands except multiple data):
HFBE noted that the revised range of enterprise values calculated for DiCon were slightly lower than the range in the original report.  This difference is due to the reduction in trailing twelve month revenues for DiCon from $21.4 million (for the twelve-month period ending December 31, 2005) to $18.8 million (for the twelve-month period ending June 30, 2006) as a result of updated financial statements.
▪
The high end of the multiple range represents an approximate 25 percent discount to the multiple for Oplink, based on the  previously discussed comparisons.  The low end of the range is approximately the 25th percentile of the primary comparables and the 75th percentile of the other comparables.
▪
Projected 2006 CY revenues were not used as management was not comfortable providing projections given the extremely limited visibility in the industry.
▪

4

Range of Enterprise Values	$ 47,028	$ 71,482
Add cash and equivalents	21,800	21,800
Less debt	(12,300)	(12,300)
Range of Equity Values	$ 56,528	$ 80,982

Range of Equity Values	$ 56,528	$ 80,982
Add excess land value	4,600	4,600
	$ 61,128	$ 85,582

Conclusion (cont’d)
▪
Next HFBE deducted outstanding long term debt and added back cash and equivalents to arrive at a range of equity values for DiCon as follows (in thousands):
Adjustment for Value of Excess Land
Then HFBE adjusted the range of equity values to include the value of the excess land adjacent to the Company’s facility in Richmond, CA.  Such value was based on the appraisal summary dated March 6, 2006 provided by DiCon management (in thousands):
▪

5

Range of Equity Values	$	61,128	$	85,582
Add value of enterprise tax refund		2,700		2,700
	$	63,828	$	88,282

Conclusion (cont’d)
California Enterprise Zone Tax Credit
The State of California Enterprise Zone program designates economically challenged areas, providing significant (state) tax incentives to businesses that locate within their boundaries.
▪
As a participant in this program, DiCon will be receiving a cash tax refund estimated at $2.7 million during CY 2006. Therefore, the value of this refund was added to the range of equity values as follows (in thousands):
▪

6

Conclusion (cont’d)
Adjustment for Value of Facility
Finally, HFBE adjusted the range of equity values to account for the additional value built in to the Company’s facility. HFBE noted that the facility had been approximately 50 percent utilized by the Company, and the Company did not anticipate requiring additional space in the foreseeable future. The facility had an appraised value of $25 million with total mortgage debt of $10.0 million outstanding as of March 31, 2006.
▪
Management indicated a recent attempt to lease the unused space (approximately 100,000 square feet)at a rate of $1.30 per square foot ($15.60 annual rate) on a triple net basis.  Management further indicated a “few” businesses had expressed interest; however, no lease agreement had yet been signed.   HFBE noted that the annual rental rate assumed in the property appraisal was $13.50 per square foot (or $10.61 net per square foot after deducting estimated expenses) or $0.88 per month.
▪
HFBE concluded the rate used in the appraisal ($10.61 per square foot annually) would be a sufficient discount to the recent listed rate ($15.60 per square foot) on a triple net basis to attract tenants.  Given the relatively large amount of space to lease, HFBE assumed that the space may need to be divided among more than one tenant; therefore, HFBE also assumed that 80,000 square feet could be leased.
▪
HFBE then estimated a capitalization rate of 10-12 percent to value the rental income from the leased portion of the facility.  This relatively higher range of cap rates chosen reflect the risk level of achieving the 80,000 square feet target, timing, commissions, and other factors.
▪

7

Square feet leased	80,000	80,000
Rate	$ 10.61	$ 10.61
Annual op. income	$ 848,800	$ 848,800
Capitalization rate	12%	10%
Value of rental income	$ 7,073,333	$ 8,488,000

Range of Equity Values	$ 63,828	$ 88,282
Add value of rental income	7,073	8,488
Total adjusted equity value	$ 70,901	$ 96,770
Pre-split		
Number of Shares Outstanding	111,907	111,907
Equity Value per Share	$ 0.63	$ 0.86
Post-split		
Number of Shares Outstanding (a)	22,381	22,381
Equity Value per Share	$ 3.17	$ 4.32

(a) Reflects one for five reverse stock split.

hfbe howard frazier barker elliott inc

Conclusion (cont’d)
Adjustment for Value of Facility (cont’d)
▪
The range of additional value for the facility is set forth below:
Finally, HFBE added the range of values for the rental income to the adjusted equity value as follows (in thousands, except per share amounts):
▪

8

Conclusion (cont’d)
▪
HFBE noted that the fractional share price of $1.00 per pre-split share compared favorably to the range of equity values calculated for the Company and the tender offer price of $5.00 per post-split share compared favorably to the range of equity values calculated for the Company.
Based on the foregoing, HFBE has concluded that the consideration to be paid by DiCon in the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.
▪

9

Appendix D

April 19, 2006

Special Committee of the Board of Directors
DiCon Fiberoptics, Inc.
1689 Regatta Blvd.
Richmond, CA 94804

Dear Sirs:

We understand that DiCon Fiberoptics, Inc. (“DiCon” or the “Company”) proposes to initiate a tender offer to purchase shares of the Company’s common stock at a price of $1.00 per share from the shareholders of the Company for the purpose of reducing the number of the Company’s shareholders of record to fewer than 300 (the “Proposed Transaction”). We understand that following the successful completion of the tender offer, management anticipates that the Company will have fewer than 300 shareholders and will deregister and cease to be a Securities and Exchange Commission (“SEC”) reporting company.

You have asked us whether, in our opinion, the consideration to be paid by DiCon in the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.

As part of our financial advisory activities, HFBE engages in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. We are experienced in these activities and have performed assignments similar in nature to that requested by you on numerous occasions.

In rendering our written opinion, HFBE has reviewed certain information furnished by DiCon and reviewed other publicly available information on DiCon. Among other things, HFBE:

–
reviewed certain publicly available information for DiCon, including but not limited to SEC filings for DiCon including 10-K and 10-KSB filings for the fiscal years ended March 31, 2003 through March 31, 2005, 10-QSB filings for the nine months ended December 31, 2005 and 8-K filings dated December 6, 2005, December 20, 2005, December 21, 2005, January 9, 2006 and April 12, 2006;

–	reviewed internal financial statements for DiCon;

–	reviewed numerous research analyst reports;

–	reviewed the Company Overview presentation dated March 2006;

–	reviewed the DiCon valuation reports dated November 2003 and November 2005;

–	conducted discussions with members of senior management of DiCon concerning its business and prospects;

– analyzed certain data for merger and acquisition transaction involving companies we deemed comparable to DiCon;

– analyzed market data for publicly traded companies comparable to DiCon;

– reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In preparing our Opinion, HFBE relied on the accuracy and completeness of all information supplied or otherwise made available to HFBE by DiCon. HFBE assumed that the financial statements for DiCon used in rendering our Opinion had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of DiCon. HFBE did not independently verify such information or assumptions, including any financial forecasts, or undertake an independent appraisal of the assets of DiCon. HFBE’s opinion is based upon market, economic, financial, and other conditions as they exist and can be evaluated as of the date of the Opinion and we do not have any obligation to update, revise, or reaffirm this Opinion. In rendering our Opinion, we did not perform any procedures or analysis regarding the potential environmental liabilities of DiCon , nor did we consider the impact of changes in the regulatory environment in which DiCon operates.

Our Opinion was undertaken at the sole behest of and for the sole benefit of the Special Committee of the Board of Directors of DiCon, which we understand has been constituted and empowered to consider and pass upon the Proposed Transaction. HFBE’s Opinion does not constitute a recommendation to any shareholder of the Company whether such shareholder should tender their shares to the Company. The Opinion does not address the relative merits of the Proposed Transaction or any other transaction or business strategies discussed by the Company’s Board of Directors as alternatives to the Proposed Transaction or the decision of the Company’s Board of Directors to proceed with the Proposed Transaction. HFBE has not been requested to and did not solicit third party indications of interest in acquiring all or any part of the Company.

HFBE assumed that there has been no material change in the Company’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE also assumed that the terms governing the Proposed Transaction will not vary materially from the relevant terms described in this Opinion, as provided to HFBE. In addition, HFBE did not make an independent evaluation, appraisal or physical inspection of the assets of DiCon.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to the partial analysis or summary description. Furthermore, in arriving at our Opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In our analyses, HFBE made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of DiCon. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein.

Neither HFBE nor our employees have any present or contemplated future interest in DiCon, which might tend to prevent us from rendering a fair and unbiased opinion.

Special Committee of the Board of Directors
DiCon Fiberoptics, Inc.
April 19, 2006
Page

Subject to and based upon the foregoing, it is our opinion, as of the date of this letter, that the consideration to be paid by DiCon in the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.

Sincerely,

HOWARD FRAZIER BARKER ELLIOTT, INC.

Appendix E

July 6, 2006

Special Committee of the Board of Directors
DiCon Fiberoptics, Inc.
1689 Regatta Blvd.
Richmond, CA 94804

Dear Sirs:

We understand that DiCon Fiberoptics, Inc. (“DiCon” or the “Company”) proposes to effect a one for five reverse stock split of DiCon’s common stock (the "Stock Split") to be immediately followed by a tender offer to purchase up to 30,900 shares of the Company’s common stock (on a post split basis) at a price of $5.00 per share from the shareholders of the Company (the "Tender Offer") for the purpose of reducing the number of the Company’s shareholders of record to fewer than 300. The Stock Split and the Tender Offer are collectively referred to as the “Proposed Transaction”. We understand that in lieu of issuing any fractional shares resulting from the Stock Split, the Company will pay $1.00 cash for each pre-reverse split share traceable to a fractional share. We understand that following the successful completion of the Proposed Transaction, management anticipates that the Company will have fewer than 300 shareholders and will deregister and cease to be a Securities and Exchange Commission (“SEC”) reporting company.

You have asked us whether, in our opinion, the consideration to be paid by DiCon in the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.

As part of our financial advisory activities, HFBE engages in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. We are experienced in these activities and have performed assignments similar in nature to that requested by you on numerous occasions.

In rendering our written opinion, HFBE has reviewed certain information furnished by DiCon and reviewed other publicly available information on DiCon. Among other things, HFBE:

–
reviewed certain publicly available information for DiCon, including but not limited to SEC filings for DiCon including 10-K and 10-KSB filings for the fiscal years ended March 31, 2003 through March 31, 2006, 10-QSB filings for the three, six and nine months ended March 31, 2005, June 30, 2005 and December 31, 2005 and 8-K filings dated December 6, 2005, December 20, 2005, December 21, 2005, January 9, 2006 and April 12, 2006;

–	reviewed a draft of the preliminary proxy statement concerning the Proposed Transaction;

–	reviewed internal financial statements for DiCon;

–	reviewed numerous research analyst reports;

–	reviewed the Company Overview presentation dated March 2006;

–	reviewed the DiCon valuation reports dated November 2003 and November 2005;

– conducted discussions with members of senior management of DiCon concerning its business and prospects;

– analyzed certain data for merger and acquisition transaction involving companies we deemed comparable to DiCon;

– analyzed market data for publicly traded companies comparable to DiCon;

– reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In preparing our Opinion, HFBE relied on the accuracy and completeness of all information supplied or otherwise made available to HFBE by DiCon. HFBE assumed that the financial statements for DiCon used in rendering our Opinion had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of DiCon. HFBE did not independently verify such information or assumptions, including any financial forecasts, or undertake an independent appraisal of the assets of DiCon. HFBE’s opinion is based upon market, economic, financial, and other conditions as they exist and can be evaluated as of the date of the Opinion and we do not have any obligation to update, revise, or reaffirm this Opinion. In rendering our Opinion, we did not perform any procedures or analysis regarding the potential environmental liabilities of DiCon, nor did we consider the impact of changes in the regulatory environment in which DiCon operates.

Our Opinion was undertaken at the sole behest of and for the sole benefit of the Special Committee of the Board of Directors of DiCon, which we understand has been constituted and empowered to consider and pass upon the Proposed Transaction. HFBE’s Opinion does not constitute a recommendation to any shareholder of the Company whether such shareholder should tender their shares to the Company. The Opinion does not address the relative merits of the Proposed Transaction or any other transaction or business strategies discussed by the Company’s Special Committee or the Board of Directors as alternatives to the Proposed Transaction or the decision of the Company’s Special Committee or the Board of Directors to proceed with the Proposed Transaction. HFBE has not been requested to and did not solicit third party indications of interest in acquiring all or any part of the Company.

HFBE assumed that there has been no material change in the Company’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE also assumed that the terms governing the Proposed Transaction will not vary materially from the relevant terms described in this Opinion, as provided to HFBE. In addition, HFBE did not make an independent evaluation, appraisal or physical inspection of the assets of DiCon.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to the partial analysis or summary description. Furthermore, in arriving at our Opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In our analyses, HFBE made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of DiCon. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein.

Neither HFBE nor our employees have any present or contemplated future interest in DiCon, which might tend to prevent us from rendering a fair and unbiased opinion.

Subject to and based upon the foregoing, it is our opinion, as of the date of this letter, that the consideration to be paid by DiCon in the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.

Sincerely,

HOWARD FRAZIER BARKER ELLIOTT, INC.